Exhibit 99.1

Complete Financial Statements in IFRS June 30, 2020 www.itau.com.br/investor-relations facebook.com/Itaú @Itaú @Itaú /Itaú /bancoitau

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(A free translation of the original in Portuguese) PricewaterhouseCoopers, Av. Francisco Matarazzo 1400, Torre Torino, São Paulo, SP, Brasil, 05001-903, Caixa Postal 60054, T: +55 (11) 3674 2000, www.pwc.com.br Independent auditor’s report To the Board of Directors and Stockholders Itaú Unibanco Holding S.A. Opinion We have audited the accompanying consolidated financial statements of Itaú Unibanco Holding S.A. (“Bank”) and its subsidiaries, which comprise the consolidated balance sheet as at June 30, 2020 and the consolidated statements of income and comprehensive income for the six-month period and quarter then ended, and the consolidated statements of changes in equity and cash flows for the six-month period then ended, and notes to the financial statements, including a summary of significant accounting policies. In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Bank and its subsidiaries as at June 30, 2020, the consolidated financial performance for the six-month period and quarter then ended and the consolidated cash flows for the six-month period then ended, in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting” issued by the International Accounting Standards Board (IASB). Basis for opinion We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the “Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements” section of our report. We are independent of the Bank and its subsidiaries in accordance with the ethical requirements established in the Code of Professional Ethics and Professional Standards issued by the Brazilian Federal Accounting Council, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion. Key audit matters Key audit matters are those matters that, in our professional judgment, were of most significance in our 2020 half-year audit of the financial statements. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. Our 2020 half-year audit was planned and performed considering that the operations of the Bank and its subsidiaries did not present any significant changes in relation to the previous year, except for the impacts resulting from the COVID-19 pandemic in the operations. In this context, the Key Audit Matters remained substantially in line with those of the 2019 year end, but incorporating to our audit approach procedures in response to the current scenario of operations. Matters Why it is a key audit matter How the matter was addressed 03

Itaú Unibanco Holding S.A. Why it is a key audit matter How the matter was addressed in the audit Measurement of financial assets and liabilities and provision for expected loss in accordance with IFRS 9 Financial Instruments (Notes 2.3(b), 2.3(f), 2.4(d), 5 to 8 and 10) The provision for expected loss continued to be an area of focus in our audit, as it involves Management’s judgment in determining the necessary provision through the application of methodology and processes which use a variety of assumptions, including, among others, prospective information and criteria for determining a significant increase or decrease in credit risk. In addition, during the 1st half of 2020, as a result of the COVID-19 pandemic, Management revised some of the judgments and estimates used in determining the provision for expected loss, such as the weighting of macroeconomic scenarios, in order to adapt the assumptions previously applied to the current scenario of the operations of the Bank and its subsidiaries. The financial instruments classified as fair value through profit or loss include operations with low liquidity and no active market, which are substantially comprised of securities issued by companies and by derivative contracts. The fair value measurement of these financial instruments involves subjectivity, since it depends on valuation techniques performed based on internal models that include Management assumptions in their fair valuation. Furthermore, market risk management is complex, especially in times of high volatility as observed during the 1st half of 2020 due to the COVID-19 pandemic, as well as in situations where observable prices or market parameters are not available. These matters also continued to be a focus of our half-year audit due to the relevance and subjectivity mentioned above. We confirmed our understanding of the process of measurement the provision for expected loss and of financial assets and liabilities in accordance with IFRS 9. Regarding the impairment methodology, we performed a number of audit procedures substantially related to the: (i) analysis of management s accounting policies in comparison with IFRS 9 requirements; (ii) testing of controls related to the measurement of the provision for expected loss, which considers data, models and assumptions adopted by Management; (iii) tests on the models, including their approval and validation of assumptions adopted to determine the estimated losses and recoveries. In addition, we tested the guarantees, the projected cash flows, the credit renegotiations, the counterparty’s risk assessment, the payment delays, and other aspects that could result in a significant increase of the credit risk, as well as the classification of operations in their proper stages, pursuant to IFRS 9; (iv) tests on inputs to models and, when available, we compared data and assumptions with market information; and (v) analysis over Management s disclosures in the financial statements in order to comply with IFRS 7 Financial Instruments: Disclosures and IFRS 9. We consider that the criteria and assumptions adopted by management in determining and recording the provision for expected loss are appropriate and consistent, in all material respects, in the context of the financial statements. Regarding the measurement of financial assets and financial liabilities, we highlight the application of certain audit procedures: i) analysis of Management’s accounting policies in comparison with IFRS 9 requirements; ii) update our understanding of the valuation methodology used for these financial instruments and the main assumptions used by Management, as well as comparing them with independent methodologies and assumptions. We performed, on a sample basis, the valuation of certain operations and analyzed the consistency of such methodologies with those applied in prior periods. 04

Itaú Unibanco Holding S.A. Why it is a key audit matter How the matter was addressed in the audit We believe that the criteria and assumptions adopted by Management to measure the fair value of these financial instruments and derivatives are appropriate and consistent with the disclosures in the accompanying notes to the Financial Statements. Information technology environment The Bank and its subsidiaries rely on their technology structure to process their operations and prepare their financial statements. Technology represents a fundamental aspect on the evolution of the Bank and its subsidiaries’ business and, over the last years, significant short and long-term investments have been made in the information technology systems and processes. The technology structure, due to the history of acquisitions and size of the related operations, is comprised of more than one environment with different processes and segregated controls. In addition, during the 1st half of 2020, a substantial part of the Bank and its subsidiaries’ teams carried out their activities remotely (home office), which generated the need to adapt technology processes and infrastructure to maintain the continuity of operations. The lack of adequacy of the general controls of the technology environment and of the controls that depend on technology systems may result in the incorrect processing of critical information used to prepare the financial statements, as well as risks related to information security and cybersecurity. Accordingly, this continued as an area of focus in our audit. As part of our audit procedures, with the support of our specialists, we assessed the information technology environment, including the automated controls of the application systems that are significant for the preparation of the financial statements. The procedures performed comprised the combination of relevant tests of design and effectiveness of controls and, when necessary, the tests of compensating controls, as well as the performance of tests related to the information security, including the access management control, segregation of duties and monitoring the operating capacity of technology infrastructure in face of the new reality of business operation. The audit procedures applied resulted in appropriate evidence that was considered in determining the nature, timing and extent of other audit procedures. Deferred Tax (Notes 2,3(h), 2.4 (j) e 24(b)) The deferred tax assets arising from temporary differences, income tax losses carryforward and negative basis of social contribution are recorded to the extent Management considers probable that the Bank and its subsidiaries will generate future taxable profits sufficient to use these tax credits. The projection of the future taxable profits takes into account a number of subjective assumptions established by Management. We continue to consider this an area of focus of our audit, as the use of different assumptions in the We confirmed our understanding and tested the design and the effectiveness of the main controls established by management to calculate the deferred tax assets, the recording of such credits and disclosures in accordance with the accounting standards, including the necessity of analyzing the perspectives for the realization of these assets via projections of future taxable profit for the Bank and its subsidiaries. We compared the critical assumptions used for projecting future results with macroeconomic 05

Itaú Unibanco Holding S.A. Why it is a key audit matter How the matter was addressed in the audit projection of future taxable profits, especially in the context of impacts on results due to the COVID-19 pandemic, could significantly change the amounts and terms expected for the realization of deferred taxes, with consequent accounting impact. information disclosed by the market and with the historical data in order to support the consistency of these estimates. With the support of our specialists in the tax area, we performed tests on the nature and amounts of the temporary differences, fiscal losses and negative bases of social contribution, subject to future tax deduction. We believe that the assumptions adopted by Management in the determination and recording of deferred tax assets are appropriate and consistent with the disclosures in the accompanying notes to the financial statements. Realization of goodwill and intangible assets (Notes 2.3 (g), 2.4(aIII), 2.4 (h) and 14) The balances of goodwill and intangible assets are tested semiannually for impairment. These tests involve estimates and significant judgment, including the identification of cash-generation units. The determination of expected cash flows and the risk-adjusted interest rate for each cashgenerating unit or group of cash-generating units requires that management apply judgment and estimates. We continued focusing on this area in our audit because: (i) it involves the projection of future results, in which using different assumptions may significantly modify the perspective of realization of these assets and the possible need to account for impairment, with consequent impact on the financial statements; and (ii) the impact generated on the Bank and its subsidiaries’ current results due to aspects related to the COVID-19 pandemic; (iii) of the relevance of these accounts in the context of the financial statements. We confirmed our understanding and tested the design and effectiveness of the main controls established, including the analysis of the critical judgment and assumptions used by management, which already include impacts due to the COVID-19 pandemic. We tested the most relevant projections and assumptions for the determination of the impairment test of goodwill and intangible assets as prepared by Management, to assess the reasonableness of these realization estimates. We believe that the assumptions that management adopted to evaluate the realization of intangible assets are appropriate and that the disclosures in the accompanying notes are consistent with the information obtained, considering the individual and consolidated financial statements taken as a whole. Provision for contingent liabilities (Notes 2.3(j), 2.4.(n) and 29) The Bank and its subsidiaries have contingent liabilities mainly arising from judicial and administrative proceedings, inherent to the normal course of their business, filed by third parties, former employees, and public agencies, involving civil, labor, tax, and social security matters. We confirmed our understanding and tested the design and the effectiveness of the main controls used to identify, assess, monitor, measure, record, and disclose the provision for contingent liabilities, including the totality and the integrity of the database. 06

Itaú Unibanco Holding S.A. Why it is a key audit matter How the matter was addressed in the audit In general, the settlement of these proceedings takes a long time and involve not only discussions on the matter itself, but also complex process-related aspects, depending on the applicable legislation. In the civil and labor cases, there is the possibility of early termination of processes through agreements. During the 1st half of 2020, efforts continued to be made to sign the settlement instruments for the settlement of civil lawsuits related to economic plans, including the signature of an addendum to the instrument of agreement between the clients (represented by civil associations) and FEBRABAN to extend the agreement period by another 30 months. Besides the subjective aspects in determining the possibility of loss attributed to each case, the evolution of case law on certain causes is not always uniform. Considering the materiality of the amounts and the uncertainties and judgments involved, as described above, in determining, recording and disclosing the required items, we continue to consider this an area of audit focus. We tested the models used to quantify judicial proceedings of civil and labor natures considered on a group basis. We were supported by our specialists in the labor, legal, and fiscal areas, according to the nature of each proceeding. Also, we performed external confirmation procedures with both internal and external lawyers responsible for the proceedings. We considered that the criteria and assumptions adopted by Management for determining the provision for contingent liabilities, as well as the information disclosed in the explanatory notes, considering the individual and consolidated financial statements taken as a whole. Other matters Statement of added value The consolidated statement of added value for the half-year ended June 30, 2020, prepared under the responsibility of the Bank’s management and presented as supplementary information for IFRS purposes, was submitted to audit procedures performed in conjunction with the audit of the Bank’s financial statements. For the purpose of forming our opinion, we evaluated whether this statement is reconciled with the consolidated financial statements and accounting records, as applicable, and if its form and content are in accordance with the criteria defined in Technical Pronouncement CPC 09 “Statement of Added Value”. In our opinion, this statement of added value has been properly prepared, in all material respects, in accordance with the criteria established in the Technical Pronouncement and is consistent with the consolidated financial statements taken as a whole. Other information accompanying the financial statements and the auditor’s report The Bank’s management is responsible for the other information that comprises the Management Report. Our opinion on the financial statements does not cover the Management Report, and we do not express any form of audit conclusion thereon. In connection with the audit of the consolidated financial statements, our responsibility is to read the Management Report and, in doing so, consider whether this report is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be 07

Itaú Unibanco Holding S.A. materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement in the Management Report, we are required to report that fact. We have nothing to report in this regard. Responsibilities of management and those charged with governance for the consolidated financial statements Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting”, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is responsible for assessing the Bank’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Consolidated or to cease operations, or has no realistic alternative but to do so. Those charged with governance are responsible for overseeing the Bank’s and its subsidiaries financial reporting process. Auditor’s responsibilities for the audit of consolidated financial statements Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements. As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also: Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of the Bank and its subsidiaries. Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management. Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Bank’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our 08

Itaú Unibanco Holding S.A. auditor’s report. However, future events or conditions may cause the Bank to cease to continue as a going concern. Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether these financial statements represent the underlying transactions and events in a manner that achieves fair presentation. Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion. We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards. From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the half-year ended June 30, 2020 and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication. São Paulo, August 3, 2020 PricewaterhouseCoopers Auditores Independentes CRC 2SP000160/O-5 Emerson Laerte da Silva Contador CRC 1SP171089/O-3 09

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Management Report 1H20

Dear reader,

The Covid-19 pandemic triggered an abrupt slowdown in global economic activity global during the first half of 2020. Many governments announced fiscal expenditure packages to save jobs and businesses, while central banks provided economic support by cutting interest rates and adopting liquidity measures.

The economic crisis will persist for a while and will require a lot of care with our customers, employees and society. As the largest private bank in Latin America we are a fundamental component in the struggle against Covid-19 and its social and economic effects.

Since the beginning of the crisis, we have sought to support our customers with complete and sustainable solutions.

In the second half of March 2020, we launched the 60+ program, which, among other measures, allowed a 60-day grace period for payments of credit contracts without delay.

In mid-April 2020, we launched a more embracing program named "Travessia". These programs aim to have a structured approach to indebtedness, providing our customers with some respite during these adverse economic times, and to ensure that they enjoy sustainable conditions over time. Customized solutions include extending loan maturities and providing additional credit at reduced rates.

programa 60 | programa Travessia

People	~1.8 million of people	R$ 38 billion in loan portfolio reprofiling terms[1]	R$ 14 billion in new loans[2]
Businesses	~200 thousand micro and small businesses	R$ 15 billion in loan portfolio reprofiling terms[1]	R$ 17 billion[3] in new loans[2]

Throughout the pandemic, we have been working alongside the government and trade associations by engaging in joint actions to expand the solutions available to our customers and society.

Under the emergency credit line to meet the payrolls of micro, small and mid-size companies, we have financed R$ 1.6 billion, representing the wages of more than 660 thousand employees in recent months.

The National Support Program for Micro and Very Small Businesses (Pronampe):

We are the first private bank to provide this credit line. Between July 10 and 13 we disbursed the entire volume available of R$ 3.6 billions to around 36 thousand micro and small companies, enabling them to strengthen their businesses and minimize the impacts of the Covid-19 pandemic. We have also been concerned with providing our customers with a fully digital experience by contracting the credit directly through Itaú Empresas app on their cell phones, thereby avoiding the need for the customers to go to the bank.

We are evaluating other Brazilian government programs such as the Investment Guarantee Fund (FGI).

(1) From March 16 to June 30, 2020.
(2) From March 16 to July 17, 2020.
(3) Considers the emergency payroll credit and the Pronampe credit line.

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12 Social distancing has driven the use of digital channels. We currently have over 13.5 million private individual account holders who constantly access our digital channels. Over the last three months we have acquired over 1 million new users on our digital channels, with a special mention for the higher participation of customers over the age of 60 who have had accounts for more than 4 years. The number of accounts opened using the app has doubled in recent months to around 1 million accounts in the first half-year. To further encourage this change in behavior we are continuing to invest in new functionalities, strengthening our communication using digital methods and SMS and providing tutorials on how to use the functionalities of the app. During the first half of 2020 we launched around 30 new functionalities on our digital channels, worthy of note being the record time for implementing payroll financing via the internet. We have also rolled out new functionalities on the iti app to enable payments of accounts, withdrawals using the Banco 24 twenty-four-hour banking network and cell phone top-ups. Another factor has been more intense communication with our customers, providing information to assist them in navigating this crisis, including tips on how to save through our social networks, sending the Empreenda Itaú newsletter to our business clients, virtual meetings with clients, and daily communication on social networks through lives and podcasts. Accounts opened using the Abreconta app thousands of accounts 2Q19 205 276 268 341 645 3Q19 4Q19 1Q20 2Q20

13 Creating value is to obtain financial results that exceed the cost of capital to remunerate our shareholders and other stakeholders through ethical and responsible relations based on trust and transparency and focused on the sustainability of the business. We present below the key indicators comprising our results: (1) Fonte: Banco Central do Brasil 1H20 1H19 Variation Outros Branches Employees in thousands Brazil Abroad Physical and Client Service Branches (CSBs) Digital Branches 4,488 4,722 -5.0% 4,292 4,526 -5.2% 196 196 0.0% 97.4 98.4 -1.0% 85.2 13.3 84.3 13.1 -1.0% -1.5% 1H20 1H19 Variation Income Information Operating Revenues 1, 2 Net Interest Income 2 Banking Services Fees and Insurance ³ Expected Loss from Financial Assets and Claims 37.4 -34.4% 15.9 -55.2% 20.8 0.9% (16.1) 123.0% Recurring Return on Annualized Average Equity 4 11.7% -10 p.p. Em R$ bilhões Net Income Attributable to Controlling Shareholders 5.2 -61.0% 57.0 35.5 20.6 (7.2) 21.7% 13.3 General and Administrative Expenses (33.2) (27.5) 20.7% Net Income 1.8 13.6 -86.8% 1H20 1H19 Variation Shares Weighted Average Number of Outstanding Shares in millions Net Income per Share Basic R$ 9,757 0.2% 0.53 61.0% 9,736 1.36 Variation Balance Sheet Information Total Assets Total Loan Portfolio 5 Tier I Capital BIS III 1,566 24.8% 678.0 20.1% 14.9% -280 bps June 30, 2020 June 30, 2019 1,954 814.5 12.1% (1) Operating Revenues are the sum of (i) Interest Income and similar income of financial assets at amortized cost and at fair value through other comprehensive income; (ii) Interest, similar income and dividend of financial assets at fair value through profit or loss; (iii ) Interest and Similar Expenses, (iv) Adjustments to Fair Value of Financial Assets and Liabilities; (v) Foreign exchange results and exchange variations in foreign transactions (vi) Revenues from banking services (vii) Income from insurance and private pension operations before claim and selling expenses (viii) Other income; (2) The sum of (i) Revenue from Interest and Earnings from Financial Assets at Amortized Cost and Fair Value through Other Comprehensive Income, (ii) Revenue from Interest, Earnings and Dividends on Financial Assets at Fair Value through Income, (iii) Interest and Similar Expenses, (iv) Adjustment to Fair Value of Financial Assets and Liabilities and (v) Result from Exchange Operations and Exchange Rate Variation on Overseas Transactions; (3) The sum on the Revenues from Services and Revenues from Insurance, Pension Plans and Savings Bonds, before Claims and Sales Expenses, net of reinsurance; (4) The return is calculated by dividing the Net Income Attributable to Controlling Shareholders by the Average Equity. The quotient of this division was multiplied by the number of periods in the year to arrive at the annual ratio; (5) Portfolio of Loans, Financial Guarantees Provided and Private Securities; .

14 Results & Capital Management The percentages of increase or decrease in this section refer to the comparison between the first half of 2020 in relation to the same period of 2019, unless otherwise indicated. There was an increase in loan and financing operations and impacts on the pricing of financial instruments. Below we mention the growth in our loan portfolio in the main segments, compared to June 2019: 28.9 % in very small, small and middle market companies in Brazil; 27.9 % in large companies in Brazil; 30.1 % in operations in Latin America, mainly impacted by the exchange rate variation; Total loan portfolio with Financial Guarantees Provided and Corporate Securities: 20.1%. Compared to the 1st half of 2019, there was a growth in credit origination across practically all segments. In Brazil, there was a total growth of 29.3% in the origination, of which: 5.3% for individuals; 12.8% for very small, small and middle market companies; 59.2% for large companies. The interest margin decreased 55.2%, mainly due to the exchange rate variation, which impacts financial expenses. Additionally, there is the impact of lower spreads on credit products and the decrease in interest rates. This result was partially offset by the portfolio growth above-mentioned and lower financial expenses with technical provisions for insurance and pension plan, reflecting the devaluation of investment fund quotas. The growth of 0.9% in revenues from commissions and fees and insurance and pensions plans results was primarily due to the following increases: 31.6% in fund management, as a result of the 10.9% increase in the balance of assets under management and and higher revenues from performance fees; and 45.2% in financial economic advisory and brokerage as a result of greater activity in the capital market in the first two months of 2020. In the local fixed income sector, we participated in operations with debentures, promissory notes and securitization, having distributed R$ 3.338 million until February 2020. In the case of variable income business, we undertook 8 transactions in South America, totaling US$ 588 million. Regarding mergers and acquisitions, we provided financial advisory to 18 operations in South America, totaling US$ 757 million. The result was partially offset by the reduction in revenues from acquiring activities, given the lower revenues from the Merchant Discount Rate MDR , prepayment rates and machines rental. As of the second half of March 2020, there was a reduction in the transaction amount due to measures of social distance. Acquisition of the Verbank Securities brokerage (Paraguay) On July 29, 2020, after the authorization granted by the Central Bank of Brazil, we signed the contract for the acquisition of the Paraguayan securities broker Verbank Securities, which will be renamed Itaú Investe. Currently, we are the leading retail bank in Paraguay, and we look at consolidating our operations as a wholesale bank, attracting foreign investors and creating a secondary fixed income market.

The expected loss from financial assets and claims increased 123.0%, mainly with loan operations due to the change in the macroeconomic scenario and the financial perspectives of individuals and companies as of the second half of March 2020.

The general and administrative expenses decreased 20.7% in the first quarter of 2020 compared to the same period of 2019. Some events had a positive impact on our expenses such as the closing of brick and mortar branches, resulting in a reduction in fixed costs, as well as in the total number of employees - which also had a reduction as a result of the voluntary severance program carried out in the third quarter of 2019. In addition, there was a reduction in expenses with profit sharing, data processing and telecommunication.

In the first quarter of 2020 our net income attributable to the controlling shareholders stood at R$ 5.2 billion, with a recurring return on Shareholders' Equity of 11.7%.

The Tier 1 Capital Ratio measures the ratio of the bank's capital to the risk level of its assets. Maintaining adequate levels aims to protect the institution in case of severe stress events.

By managing our capital we aim to optimize how we invest our shareholders' resources while ensuring the bank's solidness.

We give below the main events that affected our ratio in the second quarter of 2020:



Tier1 Capital Ratio
12.0%
1.7%
10.3%
mar/20
0.3%
Net income and mandatory minimum dividends
-0.2%
Prudential Adjustments¹
-0.1%
Credit risk RWA
0.1%
Market risk RWA
12.1%
1.7%
10.4%
jun/20
Common Equity Tier I (CET I)
Additional Tier 1 Capital (AT1)

As of June 30, 2020, our Tier 1 Capital Ratio stood at 12.1%, 385 bps above the minimum regulatory level with capital buffers (8.25%). Our Tier 1 Capital consists of 10.4% of Core Capital and 1.7% of Additional Tier 1 Capital.

Diversifying our investments is important for the liquidity of our assets and reflects our greater involvement in the Brazilian capital markets.

In the capital markets we have seen an increase in our shareholder base to 434 thousand at the end of June 2020, representing an increase of 80% in relation to the end of 2019.

The following graph shows the daily financial trading volume of our shares, which have a significant participation in market indexes in Brazil and overseas.

(1) Tax credits, goodwill and intangible assets.

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Average Daily Trading Volume of the Shares of Itaú Unibanco (R$ millions)

Our shares continue to enjoy high liquidity in trading, both in Brazil and in the United States, with an increase of 62% in the average daily trading volume since 2018.



+62%
B3 (Common+Preferred)
NYSE (ADR)
1,253
653
600
2018
1,388
744
644
2019
2,030
1,118
911
1H20

Our shares end the semester quoted at R$ 26.21 (ITUB4 - preferred shares) and R$ 24.72 (ITUB3 - common shares). We present below the evolution of R$ 100 invested since the announcement of the merger between Itaú and Unibanco in October 2008.



447
290
264
259
255
oct-08
jun-09
feb-10
oct-10
jun-11
feb-12
oct-12
jun-13
feb-14
oct-14
jun-15
feb-16
oct-16
jun-17
feb-18
oct-18
oct-19
jun-20
ITUB4 dividend-adjusted
ITUB4 without adjustment for dividends
CDI rate
Ibovespa
US Dollar

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We want to guarantee the health and well-being of our employees.

We have adopted a series of measures aimed at protecting our employees from the impacts of the pandemic. These measures include:

> In-person service with reduced business hours and observance of the rules on social distancing;

> Expansion of remote working: currently, 97% of the employees of our central offices, service centers and digital branches are in home offices, with more than 55 thousand skilled in remote working;

> Physical and emotional healthcare support: we are providing our employees with a remote medical guidance service under which around 6 thousand remote appointments have been made;

> Anti-flu vaccination campaign using a drive-thru system, with the participation of 50 thousand employees;

> The provision of ergonomic chairs, mouse and keyboard to improve remote working ergonomics.

We remain dedicated in our collaboration with the country and society in the struggle against Covid-19, and we will not rest until we have overcome this pandemic, side-by-side with all Brazilians.

The "Todos pela Saúde" (All for Health) program has completed its third month, and Itaú Unibanco is once again publicly reporting the results.

Of the more than R$ 1.2 billion[1] donated so far, more than R$ 1 billion have been channeled to 4 operating areas. Read about some of the key achievements over these 90 days.

Informing • R$ 94 million

Campaigns to clarify and raise awareness among the population and guide them to the correct use of protective masks.

- **175 million people**
  impacted by the awareness campaigns.

Protecting • R$ 347 million

to purchase protective equipment and in prevention actions.

- **330,000 healthcare professionals and 172,000 patients**
  benefitted from the distribution of over 50 million personal protection equipment.
- **+25,000 tests/day**
  The Test Center Operations begins on the 31st of July in Rio de Janeiro and on the 7th of August in Ceará.
- **+ than 14 million masks**
  distributed in awareness actions to elderly people; users of public transport; community residents; indigenous population

Caring • R$ 396 million

in the construction of Reception Centers, purchase of hospital equipment and testing the population.

- Support to
  50,000 elderly and minders
  in over 600 institutions.
- **105,000 oximeters**
  serving all cities in Brazil.
- **44,000 tests**
  and awareness actions for truck drivers.
- **1,000 Hospital equipments**
  Implementation of Reception Centers in vulnerable areas.

Preparing • R$ 222 million

society for the return to normality.

- **Support** for epidemiological research and treatment of Covid-19
- **Investment** in new vacine factories of Fiocruz and Instituto Butantã

Do like several companies, entities and people have done: Join us.

Go to: todospelasaude.org

All fo Health. From Itaú for everyone.

Itaú | todos pela saúde

1. This amount includes the donation of R$ 1 billion by Itaú Unibanco, R$ 200 million from the controlling families of Itaú Unibanco and Itaúsa, and donations from 19 partner companies and private individuals.

17

18 Acknowledgements Our sincere thanks to our employees who, in the face of the current crisis, have answered the call and committed themselves to keeping our operations functioning, enabling us to continue producing solid results; and our thanks to our customers and shareholders for their understanding, interest and trust, which spur us on to always do our best. (Approved at the Meeting of the Board of Directors on August 3, 2020). The risk of a future climate crisis demands that we take a new look at the economy, as well as active participation by businesses, the government and society in the search for sustainable development Climate change arising from global warming may generate social and economic consequences with significant and long-lasting impacts. We recognize the crucial role that tropical forests play in countering climate change and we are convinced that the increase in deforestation in the Amazon is not conducive to the development of business and projects that are fundamental for Brazil. Given this scenario, in partnership with two other private banks (Bradesco and Santander), we launched an integrated plan with the aim of effectively contributing to the Amazon’s sustainable development. Such plan includes 10 measures created from three fronts of action identified as priorities for the region: environmental conservation and development of bioeconomy; investment in sustainable infrastructure; and guaranteeing basic rights of the Amazon’s region population. The plan was presented to the federal government and we are working in partnership with the other banks on detailing the next steps for each measure and in establishing the governance of the project, couting on expert advice that will assist in setting clear goals and objectives. On the same line, in July of this year we reiterated our commitment to the sustainable development agenda through a communique issued by the Brazilian business sector addressed to the Vice President of the Republic and the National Council for the Legal Amazon. In this document we have strengthened our commitment, emphasizing support for solutions focused on the following priorities: combatting illegal deforestation in the Amazon and in other Brazilian biomes; social and economic inclusion of local communities to ensure forest conservation; a minimal environmental footprint in the use of natural resources, valuing and preserving biodiversity; adoption of carbon credit trading mechanisms; channeling of financing and investments to a circular, low-carbon economy; and incentive packages conditional on a circular, low-carbon economy.

19 Independent Auditor – CVM Instruction No. 381 Procedures Adopted by the Company Our operating policy, including subsidiaries, when contracting non-external audit-related services from our independent auditors, is based on applicable regulations and internationally accepted principles that protect the independence of the auditors. These principles state that: (a) the auditors must not audit their own work, (b) the auditors must not hold managerial positions at their clients, and (c) the auditors must not promote their clients’ interests. In the period from January to June 2020, we did not contract from the independent auditors and their related parties, non-external audit-related services in an amount exceeding 5% of the total fees for external audit services. In accordance with CVM Instruction No. 381, we list below the other services provided and the dates on which they were contracted: January 23, February 06 and 12 – review of the calculations and tax settlement and compliance with tax regulations; May 27 use of technical materials. Justification of the Independent Auditors – PricewaterhouseCoopers The non-external audit-related services described above does not affect either the independence or the objectivity in conducting external audit examinations at Itaú Unibanco and its subsidiaries. The policy for providing Itaú Unibanco with non-external audit-related services is based on principles that protect the independent auditor’s independence, all of which were observed in providing that services, including their approval by the Audit Committee. Accounting Practices Adapted in Brazil (BRGAAP) We are disclosing the full accounting statements in accordance with the accounting practices adopted in Brazil (BRGAAP) on the same date as this publication, as per Official Circular CVM/SEP/01/13. The Management’s Report and the Full Accounting Statements of Itaú Holding S.A. and of its subsidiaries for the period January to June 2020 abide by the rules established by the National Monetary Council (CMN), in accordance with the international financing reporting standards approved by the International Accounting Standards Board (IASB). As of January 1, 2018, the new accounting standard, IFRS 9, on financial instruments came into force. The standard shows significant modifications to classification and measurement, impairment and booking of hedges. One of the key points refers to how to deal with losses incurred. With the advent of IFRS 9, they will be treated as expected, instead of incurred, as previously. The information in both the Management Report and the Complete Financial Statements of Itaú Unibanco Holding S.A. presented in this material are available on the Itaú Unibanco Investor Relations (IR) website.at: www.itau.com.br/relacoes-com-investidores> Menu > Results Center > Results.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 20 ITAÚ UNIBANCO HOLDING S.A. Consolidated Balance Sheet (In millions of Reais) Note 06/30/2020 12/31/2019 Cash 43,368 30,367 Financial Assets 1,785,757 1,501,481 At Amortized Cost 1,288,328 1,101,892 Compulsory deposits in the Central Bank of Brazil 89,744 91,248 Interbank deposits 4 55,892 34,583 Securities purchased under agreements to resell 4 302,856 198,428 Securities 9 137,118 133,119 Loan and lease operations 10 660,684 585,791 Other financial assets 18a 86,565 94,752 (-) Provision for Expected Loss 4, 9 and 10 (44,531) (36,029) At Fair Value Through Other Comprehensive Income 106,279 76,660 Securities 8 106,279 76,660 At Fair Value Through Profit or Loss 391,150 322,929 Securities 5 306,981 281,075 Derivatives 6 and 7 84,169 41,854 11 15,152 15,097 Fixed assets, net 13 6,813 7,166 Goodwill and Intangible assets, net 14 16,662 19,719 Tax assets 70,253 48,960 Income tax and social contribution to be offset 4,657 1,644 Income tax and social contribution deferred 24b 60,430 38,914 Other 5,166 8,402 Other assets 18a 16,004 14,691 Total assets 1,954,009 1,637,481 Assets The accompanying notes are an integral part of these consolidated financial statements Investments in associates and joint ventures

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Balance Sheet

(In millions of Reais)

Liabilities and stockholders' equity	Note	06/30/2020	12/31/2019
Financial Liabilities		**1,530,346**	**1,211,999**
At Amortized Cost		**1,435,421**	**1,159,830**
Deposits	15	727,197	507,060
Securities sold under repurchase agreements	17a	302,391	256,583
Interbank market funds	17b	175,063	174,862
Institutional market funds	17c	139,888	104,244
Other financial liabilities	18b	90,882	117,081
At Fair Value Through Profit or Loss		**89,955**	**48,029**
Derivatives	6 and 7	89,783	47,828
Structured notes	16	172	201
Provision for Expected Loss	**10**	**4,970**	**4,140**
Loan Commitments		3,747	3,303
Financial Guarantees		1,223	837
Provision for insurance and private pensions	27c	216,143	218,334
Provisions	29	19,897	21,454
Tax liabilities	**24c**	**5,188**	**7,891**
Income tax and social contribution - current		2,776	3,997
Income tax and social contribution - deferred	24b	548	1,058
Other		1,864	2,836
Other liabilities	18b	39,502	28,338
Total liabilities		**1,811,076**	**1,488,016**
Capital	19a	97,148	97,148
Treasury shares	19a	(907)	(1,274)
Additional paid-in capital	19c	2,025	2,175
Appropriated reserves	19c	8,293	12,948
Unappropriated reserves	19c	28,410	29,878
Other comprehensive income		(3,288)	(3,950)
Total stockholders' equity attributed to the owners of the parent company		**131,681**	**136,925**
Non-controlling interests	19d	11,252	12,540
Total stockholders' equity		**142,933**	**149,465**
Total liabilities and stockholders' equity		**1,954,009**	**1,637,481**

The accompanying notes are an integral part of these consolidated financial statements

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 | 21

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Statement of Income
Periods ended
(In millions of Reais, except for number of shares and earnings per share information)

	Note	04/01 to 06/30/2020	04/01 to 06/30/2019	01/01 to 06/30/2020	01/01 to 06/30/2019
Operating Revenues		**23,476**	**28,753**	**37,448**	**57,049**
Interest and similar income of financial assets at amortized cost and at fair value through other comprehensive income	21a	27,520	29,187	63,108	57,379
Interest, similar income and dividend of financial assets at fair value through profit or loss		7,010	6,378	5,339	12,520
Interest and similar expenses	21b	(21,343)	(20,360)	(51,087)	(39,084)
Adjustments to Fair Value of Financial Assets and Liabilities	21c	1,914	1,645	(5,762)	3,228
Foreign exchange results and exchange variations in foreign transactions		(1,760)	1,156	4,291	1,459
Commissions and Banking Fees	22	8,644	9,421	18,726	18,560
Income from insurance and private pension operations before claim and selling expenses		**947**	**969**	**2,082**	**2,066**
Revenues from insurance premiums and private pensions		3,019	4,451	7,250	8,962
Change in provision for insurance and private pension		(2,072)	(3,482)	(5,168)	(6,896)
Other income		544	357	751	921
Expected Loss from Financial Assets and Claims		**(6,016)**	**(3,538)**	**(16,099)**	**(7,219)**
Expected Loss with Loan Operations and Lease Operations	10c	(5,824)	(3,969)	(15,089)	(7,311)
Expected Loss with Other Financial Asset, net		130	728	(359)	719
(Expenses) Recovery of claims		(322)	(297)	(651)	(627)
Operating Revenues Net of Expected Losses from Financial Assets and Claims		**17,460**	**25,215**	**21,349**	**49,830**
Other operating income (expenses)		**(21,695)**	**(15,624)**	**(34,871)**	**(30,701)**
General and administrative expenses	23	(20,285)	(14,030)	(33,191)	(27,512)
Tax expenses		(1,724)	(1,942)	(2,284)	(3,766)
Share of profit or (loss) in associates and joint ventures	11	314	348	604	577
Net income / (loss) before income tax and social contribution		**(4,235)**	**9,591**	**(13,522)**	**19,129**
Current income tax and social contribution	24a	(2,560)	(2,428)	(6,608)	(4,097)
Deferred income tax and social contribution	24a	4,892	(473)	21,905	(1,439)
Net income / (loss)		**(1,903)**	**6,690**	**1,775**	**13,593**
Net income attributable to owners of the parent company	25	1,723	6,527	5,182	13,274
Net income / (loss) attributable to non-controlling interests	19d	(3,626)	163	(3,407)	319
Earnings per share - basic	25				
Common		0.18	0.67	0.53	1.36
Preferred		0.18	0.67	0.53	1.36
Earnings per share - diluted	25				
Common		0.18	0.67	0.53	1.36
Preferred		0.18	0.67	0.53	1.36
Weighted average number of outstanding shares - basic	25				
Common		4,958,290,359	4,958,290,359	4,958,290,359	4,958,290,359
Preferred		4,804,100,019	4,784,855,172	4,798,481,927	4,777,575,546
Weighted average number of outstanding shares - diluted	25				
Common		4,958,290,359	4,958,290,359	4,958,290,359	4,958,290,359
Preferred		4,849,827,866	4,846,370,585	4,826,762,713	4,816,454,169

The accompanying notes are an integral part of these consolidated financial statements

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 | 22

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Comprehensive Income

Periods ended

(In millions of Reais)

	Note	04/01 to 06/30/2020	04/01 to 06/30/2019	01/01 to 06/30/2020	01/01 to 06/30/2019
Net income / (loss)		(1,903)	6,690	1,775	13,593
Financial assets at fair value through other comprehensive income		859	457	(519)	666
Change in fair value		2,611	1,285	(43)	1,514
Tax effect		(1,120)	(533)	4	(577)
(Gains) / losses transferred to income statement	21c	(1,151)	(492)	(873)	(451)
Tax effect		519	197	393	180
Hedge		(1,241)	(8)	(3,599)	(126)
Cash flow hedge	7	57	(302)	362	(264)
Change in fair value		89	(537)	672	(446)
Tax effect		(32)	235	(310)	182
Hedge of net investment in foreign operation	7	(1,298)	294	(3,961)	138
Change in fair value		(2,469)	506	(7,377)	232
Tax effect		1,171	(212)	3,416	(94)
Remeasurements of liabilities for post-employment benefits (*)		19	(135)	30	(133)
Remeasurements	26	34	(176)	52	(172)
Tax effect		(15)	41	(22)	39
Foreign exchange variation in foreign investments		1,498	(359)	4,750	(323)
Total other comprehensive income		1,135	(45)	662	84
Total comprehensive income		(768)	6,645	2,437	13,677
Comprehensive income attributable to non-controlling interests		(3,626)	163	(3,407)	319
Comprehensive income attributable to the owners of the parent company		2,858	6,482	5,844	13,358

(*) Amounts that will not be subsequently reclassified to income.

The accompanying notes are an integral part of these consolidated financial statements

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 | 23

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Changes in Stockholders' Equity (Notes 19 and 20)

Periods ended June 30, 2020 and 2019

(In millions of Reais)

	Attributed to owners of the parent company												
							Other comprehensive income						
	Capital	Treasury shares	Additional paid-in capital	Appropriated reserves	Unappropriated reserves	Retained earnings	Financial Assets at Fair Value Through Other Comprehensive Income [1]	Remeasurements of liabilities of post-employment benefits	Conversion adjustments of foreign investments	Gains and losses – hedge [2]	Total stockholders' equity – owners of the parent company	Total stockholders' equity – non-controlling interests	Total
Balance at 01/01/2019	97,148	(1,820)	2,120	13,480	29,666	-	(1,110)	(989)	3,806	(5,519)	136,782	13,684	150,466
Transactions with owners	-	495	(210)	-	-	-	-	-	-	-	285	119	404
Treasury shares	-	495	349	-	-	-	-	-	-	-	844	-	844
Result of delivery of treasury shares	-	495	349	-	-	-	-	-	-	-	844	-	844
Recognition of share-based payment plans	-	-	(559)	-	-	-	-	-	-	-	(559)	-	(559)
(Increase) / Reduction of interest of controlling stockholders (Note 2.4a I and 3)	-	-	-	-	-	-	-	-	-	-	-	119	119
Dividends	-	-	-	5,336	-	(8,543)	-	-	-	-	(3,207)	(223)	(3,430)
Dividends / Interest on capital paid in 2019 – declared after 12/31/2018	-	-	-	(17,500)	-	-	-	-	-	-	(17,500)	-	(17,500)
Unclaimed dividends	-	-	-	-	-	29	-	-	-	-	29	-	29
Other [3]	-	-	-	-	167	-	-	-	-	-	167	-	167
Total comprehensive income	-	-	-	-	-	13,274	666	(133)	(323)	(126)	13,358	319	13,677
Net income	-	-	-	-	-	13,274	-	-	-	-	13,274	319	13,593
Other comprehensive income for the period	-	-	-	-	-	-	666	(133)	(323)	(126)	84	-	84
Appropriations:													
Legal reserve	-	-	-	675	-	(675)	-	-	-	-	-	-	-
Statutory reserve	-	-	-	4,316	(231)	(4,085)	-	-	-	-	-	-	-
Balance at 06/30/2019	97,148	(1,325)	1,910	6,307	29,602	-	(444)	(1,122)	3,483	(5,645)	129,914	13,899	143,813
Change in the period	-	495	(210)	(7,173)	(64)	-	666	(133)	(323)	(126)	(6,868)	215	(6,653)
Balance at 01/01/2020	97,148	(1,274)	2,175	12,948	29,878	-	700	(1,339)	2,224	(5,535)	136,925	12,540	149,465
Transactions with owners	-	367	(150)	-	-	-	-	-	-	-	217	2,634	2,851
Treasury shares	-	367	200	-	-	-	-	-	-	-	567	-	567
Result of delivery of treasury shares	-	367	200	-	-	-	-	-	-	-	567	-	567
Recognition of share-based payment plans	-	-	(350)	-	-	-	-	-	-	-	(350)	-	(350)
(Increase) / Reduction of interest of controlling stockholders (Note 2.4a I and 3)	-	-	-	-	-	-	-	-	-	-	-	2,634	2,634
Dividends	-	-	-	-	-	(1,595)	-	-	-	-	(1,595)	(515)	(2,110)
Dividends / Interest on capital paid in 2020 – declared after 12/31/2019	-	-	-	(9,811)	-	-	-	-	-	-	(9,811)	-	(9,811)
Unclaimed dividends and interest on capital	-	-	-	-	-	36	-	-	-	-	36	-	36
Other [3]	-	-	-	-	65	-	-	-	-	-	65	-	65
Total comprehensive income	-	-	-	-	-	5,182	(519)	30	4,750	(3,599)	5,844	(3,407)	2,437
Net income	-	-	-	-	-	5,182	-	-	-	-	5,182	(3,407)	1,775
Other comprehensive income for the period	-	-	-	-	-	-	(519)	30	4,750	(3,599)	662	-	662
Appropriations:													
Legal reserve	-	-	-	336	-	(336)	-	-	-	-	-	-	-
Statutory reserve	-	-	-	4,820	(1,533)	(3,287)	-	-	-	-	-	-	-
Balance at 06/30/2020	97,148	(907)	2,025	8,293	28,410	-	181	(1,309)	6,974	(9,134)	131,681	11,252	142,933
Change in the period	-	367	(150)	(4,655)	(1,468)	-	(519)	30	4,750	(3,599)	(5,244)	(1,288)	(6,532)

(1) Includes the share in Other Comprehensive Income of Investments in Associates and Joint Ventures related to Financial Assets at Fair Value Through Other Comprehensive Income.

(2) Includes Cash flow hedge and hedge of net investment in foreign operation.

(3) Includes Argentina's hyperinflation adjustment.

The accompanying notes are an integral part of these consolidated financial statements

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 | 24

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Cash Flows

(In millions of Reais)

	Note	01/01 to 06/30/2020	01/01 to 06/30/2019
Adjusted net income		**34,372**	**28,471**
Net income		1,775	13,593
Adjustments to net income:		**32,597**	**14,878**
Share-based payment		(277)	(404)
Adjustments to fair value of financial assets through Profit or Loss and Derivatives		115	486
Effects of changes in exchange rates on cash and cash equivalents		13,703	1,208
Expected Loss from Financial Assets and Claims		16,099	7,219
Income from interest and foreign exchange variation from operations with subordinated debt		19,551	1,147
Provision for insurance and private pension		5,168	6,896
Depreciation and amortization	13 and 14	1,809	1,718
Expense from update / charges on the provision for civil, labor, tax and legal obligations		417	585
Provision for civil, labor, tax and legal obligations		1,486	846
Revenue from update / charges on deposits in guarantee		(190)	(101)
Deferred taxes (excluding hedge tax effects)	24b	(4,643)	1,222
Income from share in the net income of associates and joint ventures and other investments		(604)	(577)
Income from Financial assets - At fair value through other comprehensive income	21c	(873)	(451)
Income from interest and foreign exchange variation of financial assets at fair value through other comprehensive income		(16,436)	(3,411)
Income from Interest and foreign exchange variation of financial assets at amortized cost		(7,665)	(1,124)
(Gain) loss on sale of investments and fixed assets		(105)	(100)
Other	23	5,042	(281)
Change in assets and liabilities		**34,814**	**(21,711)**
(Increase) / decrease in assets		**(221,813)**	**(18,964)**
Interbank deposits		(21,326)	296
Securities purchased under agreements to resell		(87,846)	6,460
Compulsory deposits with the Central Bank of Brazil		1,504	2,297
Loan operations		(81,379)	(28,236)
Derivatives (assets / liabilities)		(333)	581
Financial assets designated at fair value through profit or loss		(26,048)	12,324
Other financial assets		8,377	(4,620)
Other tax assets		223	688
Other assets		(14,985)	(8,754)
(Decrease) / increase in liabilities		**256,627**	**(2,747)**
Deposits		220,137	(165)
Deposits received under securities repurchase agreements		45,808	(32,156)
Funds from interbank markets		201	15,308
Funds from institutional markets		20,268	3,057
Other financial liabilities		(26,199)	5,425
Financial liabilities at fair value throught profit or loss		37	-
Provision for insurance and private pension		(8,010)	977
Provisions		(202)	(2,344)
Tax liabilities		(2,314)	184
Other liabilities		11,331	9,840
Payment of income tax and social contribution		(4,430)	(2,873)
Net cash from / (used in) operating activities		**69,186**	**6,760**
Dividends / Interest on capital received from investments in associates and joint ventures		256	462
Cash from the sale of financial assets - At fair value through other comprehensive income		7,384	10,232
Cash upon sale of investments in associates and joint ventures		(2)	72
Cash upon sale of fixed assets	13	245	61
(Purchase) of financial assets at fair value through other comprehensive income		(23,374)	(7,922)
(Purchase) / redemptions of financial assets at amortized cost		3,941	(6,837)
(Purchase) of investments in associates and joint ventures		(28)	(9)
(Purchase) of fixed assets	13	(671)	(769)
(Purchase) of intangible assets	14	(1,872)	(1,199)
Net cash from / (used in) investment activities		**(14,121)**	**(5,909)**
Funding from institutional markets		3,149	3,050
Redemptions in institutional markets		(7,324)	(1,542)
Change in non-controlling interests stockholders		2,595	122
Result of delivery of treasury shares		494	689
Dividends and interest on capital paid to non-controlling interests		(476)	(226)
Dividends and interest on capital paid		(10,234)	(17,371)
Net cash from / (used in) financing activities		**(11,796)**	**(15,278)**
Net increase / (decrease) in cash and cash equivalents	2.4c	**43,269**	**(14,427)**
Cash and cash equivalents at the beginning of the period		70,811	95,558
Effects of changes in exchange rates on cash and cash equivalents		(13,703)	(1,208)
Cash and cash equivalents at the end of the period		**100,377**	**79,923**
Cash		43,368	33,242
Interbank deposits		4,544	7,261
Securities purchased under agreements to resell - Collateral held		52,465	39,420
Additional information on cash flow (Mainly Operating activities)			
Interest received		44,820	69,840
Interest paid		55,607	39,886
Non-cash transactions			
Loans transferred to assets held for sale		-	-
Dividends and interest on capital declared and not yet paid		1,231	2,485

The accompanying notes are an integral part of these consolidated financial statements

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 | 25

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Statement of Added Value
(In millions of Reais)

	01/01 to 06/30/2020	01/01 to 06/30/2019
Income	**90,349**	**89,541**
Interest, similar income and Dividends	84,238	74,586
Commissions and Banking Fees	18,726	18,560
Income from insurance and private pension operations before claim	2,082	2,066
Expected Loss with Other Financial Assets	(15,448)	(6,592)
Other	751	921
Expenses	**(61,042)**	**(43,821)**
Interest and similar income	(51,087)	(39,084)
Other	(9,955)	(4,737)
Inputs purchased from third parties	**(9,264)**	**(8,540)**
Materials, energy and others	(188)	(169)
Third party services	(2,346)	(2,200)
Other	**(6,730)**	**(6,171)**
Data processing and telecommunications	(1,877)	(2,152)
Advertising, promotions and publication	(488)	(620)
Installations	(800)	(883)
Transportation	(182)	(181)
Security	(355)	(382)
Travel expenses	(65)	(120)
Other	(2,963)	(1,833)
Gross added value	**20,043**	**37,180**
Depreciation and amortization	**(2,448)**	**(2,261)**
Net added value produced by the company	**17,595**	**34,919**
Added value received through transfer - Results of equity method	**604**	**577**
Total added value to be distributed	**18,199**	**35,496**
Distribution of added value	**18,199**	**35,496**
Personnel	**10,770**	**11,181**
Direct compensation	8,247	8,558
Benefits	2,142	2,133
FGTS – government severance pay fund	381	490
Taxes, fees and contributions	**5,505**	**10,585**
Federal	4,756	9,867
Municipal	749	718
Return on third parties' capital - Rent	**149**	**137**
Other	149	137
Return on capital	**1,775**	**13,593**
Dividends and interest on capital	1,595	8,543
Retained earnings / (loss) attributable to controlling shareholders	3,587	4,731
Retained earnings / (loss) attributable to non-controlling shareholders	(3,407)	319

The accompanying notes are an integral part of these financial statements

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 | 26

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 27 Note 1 Overview Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly-held company, organized and existing under the laws of Brazil. The head office is located at Praça Alfredo Egydio de Souza Aranha, n° 100, in the city of São Paulo, state of São Paulo, Brazil. ITAÚ UNIBANCO HOLDING has a presence in 18 countries and territories and offers a wide variety of financial products and services to personal and corporate customers in Brazil and abroad, not necessarily related to Brazil, through its branches, subsidiaries and international affiliates. It offers a full range of banking services, through its different portfolios: commercial banking; investment banking; real estate lending; loans, financing and investment; leasing and foreign exchange business. Its operations are divided into three segments: Retail Banking, Wholesale Banking, and Activities with the Market + Corporation. Further detailed segment information is presented in Note 30. ITAÚ UNIBANCO HOLDING is a financial holding company controlled by Itaú Unibanco Participações S.A. (“IUPAR”), a holding company which owns 51.71% of our common shares, and which is jointly controlled by (i) Itaúsa Investimentos Itaú S.A. (“ITAÚSA”), a holding company controlled by members of the Egydio de Souza Aranha family, and (ii) Companhia E. Johnston de Participações (“E. JOHNSTON”), a holding company controlled by the Moreira Salles family. Itaúsa also directly holds 39.21% of ITAÚ UNIBANCO HOLDING’s common shares. These consolidated financial statements were approved by the Board of Directors on August 03, 2020. ITAÚ UNIBANCO HOLDING S.A. Notes to the Consolidated Financial Statements At 06/30/2020 and 12/31/2019 for balance sheet accounts and From 04/01 to 06/30/2020 and 2019 and from 01/01 to 06/30/2020 and 2019 for income statement accounts (In millions of Reais, except information per share)

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 28 Note 2 – Significant accounting policies 2.1. Basis of preparation The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING were prepared in accordance with the requirements and guidelines of the National Monetary Council (CMN), which require that as from December 31, 2010 annual Consolidated Financial Statements are prepared in accordance with the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB). These Consolidated Financial Statements were prepared in accordance with IAS 34 – Interim Financial Reporting, with the option of presenting the Complete Consolidated Financial Statements in lieu of the Condensed Consolidated Financial Statements. In the preparation of these Consolidated Financial Statements, ITAÚ UNIBANCO HOLDING adopted the criteria for recognition, measurement and disclosure established in the IFRS and in the interpretations of the International Financial Reporting Interpretation Committee (IFRIC). The presentation of the Statements of Value Added is required by the Brazilian corporate legislation and by the accounting practices adopted in Brazil applicable to publicly-held companies: This Statement was prepared in accordance with the criteria established by Technical Pronouncement CPC 09 – Statement of Value Added; however, the IFRS do not require the presentation of said statement. As a consequence, under IFRS, this statement is presented as supplementary information, without prejudice to the set of Financial Statements. Management believes that the information included in these Consolidated Financial Statements is relevant and a faithful representation of the information used in the management of the ITAÚ UNIBANCO HOLDING. 2.2. New accounting standards changes and interpretations of existing standards a) Accounting standards applicable for period ended June 30, 2020 Amendment in Conceptual Framework – The main changes refer to: definitions of assets and liabilities, recognition criteria, derecognition, measurement, presentation and disclosure for equity and results elements. These changes are effective for the years started on January 1st, 2020 and there are no impacts on the Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING. Amendments to IFRS 9 – Financial Instruments, IAS 39 – Financial Instruments: Recognition and Measurement and IFRS 7 – Financial Instruments: Disclosures – Due to the changes in the interest rates used as market references – IBOR (Interbank Offered Rate), that will be terminated in future periods, there may be uncertainties in the evaluation of hedge accounting structures. Regulatory changes aim at minimizing possible impacts on these structures in the current scenario of prereplacement of rates. The regulatory exemption setting forth that these rates will not be replaced during the period of uncertainty in the analysis of hedge accounting relationships will be applied. These changes are effective for the years beginning January 1st, 2020 and they will be applied until the effective replacement of IBORs occurs or until the hedge accounting relationships are discontinued. No significant impacts have been identified in the hedge accounting structures for the Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING, in the prereplacement period of IBORs. ITAÚ UNIBANCO HOLDING is exposed mainly to Libor and Euribor rates in hedge accounting structures. Since 2018, ITAÚ UNIBANCO HOLDING brings together working groups to follow the progress of discussions in the international market about the replacement of IBORs. For standardized agreements, ITAÚ UNIBANCO HOLDING will assume the updates of rates made by the respective clearings and the International Swaps and Derivatives Association ISDA). For the other agreements, whenever possible, they will be negotiated and adjusted gradually until the end of 2021, date on which the market expects the end of disclosures of IBORs. b) Accounting standards recently issued and applicable in future periods IFRS 17 – Insurance Contracts: The pronouncement replaces IFRS 4 – Insurance Contracts and presents three approaches for valuation: General Model: applicable to all contracts without direct participation features;

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 29 Premium Allocation Approach (PAA): applicable to contracts with term is up to 12 months or when it produces results similar to those that would be obtained if the general model was used. It is more simplified than the general model; Variable Fee Approach: applicable to insurance contracts with direct participation features, the insurance contracts which are substantially investment related service contracts under which an entity promises an investment return based on underlying items. Insurance contracts must be recognized based on an analysis of four components: Expected Future Cash Flows: estimate of all components of cash flow of the contract, considering inflows and outflows; Risk Adjustment: estimate of offset required for differences that may occur between cash flows; Contractual Margin: difference between any amounts received before the beginning of the contract coverage and present value of cash flows estimated at the beginning of the contract; Discount: projected cash flows must be discounted to present value, to reflect the time value of money, at rates that reflect the characteristics of the respective flows. This standard is effective for annual periods beginning January 1st, 2023. Possible impacts are being assessed and the assessment will be completed by the date this standard comes into force. 2.3. Critical accounting estimates and judgments The preparation of Consolidated Financial Statements in accordance with the IFRS requires Management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and contingent assets and liabilities at the date of the Consolidated Financial Statements, due to uncertainties and the high level of subjectivity involved in the recognition and measurement of certain items. Estimates and judgments considered more relevant by ITAÚ UNIBANCO HOLDING are related to the following topics: a) Consolidation Subsidiaries are all those in which ITAÚ UNIBANCO HOLDING’s involvement exposes it or entitles it to variable returns and can affect these returns through its influence on the entity. The existence of control is assessed continuously. Subsidiaries are consolidated from the date control is established to the date on which it ceases to exist. b) Fair value of financial instruments are not traded in active markets, including derivatives The fair value of financial instruments, including derivatives that are not traded in active markets is calculated by using valuation techniques based on assumptions that consider market information and conditions. The main assumptions are: historical data, information on similar transactions and pricing techniques. For more complex or illiquid instruments, significant judgment is necessary to determine the model used with the selection of specific inputs and, in certain cases, evaluation adjustments are applied to the model amount our price quoted for financial instruments that are not actively traded. The methodologies used to estimate the fair value of certain financial instruments are described in Note 28. Topic Notes Consolidation Note 2.3 (a) and Note 3 Fair Value of Financial Instruments Note 2.3 (b) and Note 28 Effective Interest Rate Note 2.3 (c), Notes 5, 8, 9 and 10 Change to Financial Assets Note 2.3 (d), Notes 5, 8, 9 and 10 Transfer and Write-off of Financial Assets Note 2.3 (e), Notes 5, 8, 9 and 10 Expected Credit Loss Note 2.3 (f), Notes 8, 9, 10 and 32 Goodwill Impairment Note 2.3 (g) and Note 14 Deferred Income Tax and Social Contribution Note 2.3 (h) and Note 24 Defined Benefit Pension Plan Note 2.3 (i) and Note 26 Provisions, Contingencies and Legal Liabilities Note 2.3 (j) and Note 29 Technical Provisions for Insurance and Private Pension Note 2.3 (k) and Note 27

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 30 c) Effective Interest Rate To calculate the effective interest rate, ITAÚ UNIBANCO HOLDING estimates cash flows taking into account all the contractual terms of the financial instrument, but without including future credit losses. The calculation includes all commissions paid or received between parties to the contract, transaction costs, and all other premiums or discounts. Interest revenue is calculated by applying the effective interest rate to the gross carrying amount of a financial asset. In the case of purchased or originated credit impaired financial assets, the adjusted effective interest rate is applied (taking into account the expected credit loss) to the amortized cost of the financial asset. d) Modification of Financial Assets The factors used to determine whether has been substantial modification of a contract are: evaluation if there is a renegotiation that is not part of the original contractual terms, change to contractual cash flows and significant extensions of the term of the transaction due to the debtor’s financial constraints, significant changes to the interest rate and changes to the currency in which the transaction is denominated. e) Transfer and write-off of Financial Assets When there are no reasonable expectations of recovery of a financial asset, considering historical curves, its total or partial write-off is carried out concurrently with the use of the related allowance for expected credit loss, with no effect on the Consolidated Statement of Income of ITAÚ UNIBANCO HOLDING. Subsequent recoveries of amounts previously written off are accounted for as income in the Consolidated Statement of Income. Thus, financial assets are written off, either totally or partially, when there is no reasonable expectation of recovering a financial asset or when ITAÚ UNIBANCO HOLDING substantially transfers all risks and benefits of ownership and said transfer is qualified to be written off. f) Expected Credit Loss The measurement of expected credit loss requires the application of significant assumptions, such as: Term to maturity: ITAÚ UNIBANCO HOLDING considers the maximum contractual period on which it will be exposed a financial instrument’s credit risk. However, the estimated useful life of assets that do not have fixed maturity date is based on the period of exposure to credit risk. Additionally, all contractual terms are taken into account when determining the expected life, including prepayment and rollover options. Prospective information: IFRS 9 requires a balanced and impartial estimate of credit loss that includes forecasts of future economic conditions. ITAÚ UNIBANCO HOLDING uses prospective macroeconomic information and public information with projections prepared internally to determine the impact of these estimates on the calculation of expected credit loss. Probability-weighted loss scenarios: ITAÚ UNIBANCO HOLDING uses weighted scenarios to determine credit loss expected over a suitable observation horizon adequate to classification in phases, considering the projection based on economic variables. Macroeconomic scenarios: This information involves inherent risks, market uncertainties and other factors that may give rise to results different from expected. Determining criteria for significant increase or decrease in credit risk: in each period of the consolidated financial statements, ITAÚ UNIBANCO HOLDING assesses whether the credit risk on a financial asset has increased significantly since the initial recognition using relative and absolute triggers (indicators), which consider delay and the probability of default (PD) by product and by country. Brazilian and foreign government securities are considered to have low credit risk, in accordance with a study conducted by ITAÚ UNIBANCO HOLDING and therefore they remain in stage 1.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 31 Significant increase in credit risk: ITAÚ UNIBANCO HOLDING assesses several factors to determine a significant increase in credit risk, such as: the counterparty, type and characteristics of the product and region in which it was contracted, considering the following objective criteria as minimum factors: Stage 1 to stage 2: default exceeding 30 days, except for payroll loans for government agency, which are recognized is made after 45 days in arrears; Stage 2 to stage 3: default exceeding 90 days, except for the mortgage loan portfolio, for which arrears of 180 days is a parameter for stage migration. ITAÚ UNIBANCO HOLDING assesses whether the credit risk has significantly increased on an individual or collective basis. For collective assessment purposes, financial assets are grouped based on characteristics of shared credit risk, considering the type of instrument, credit risk classifications, initial recognition date, remaining term, industry, geographical location of the counterparty, among other significant factors. Details on the expected credit loss are in Note 32. g) Goodwill Impairment The review of goodwill due to impairment reflects the Management’s best estimate for future cash flows of Cash Generating Units (CGU), with the identification of the CGU and estimate of their fair value less costs to sell and/or value in use. These flows are subject to market conditions and uncertain factors, as follows: Cash flows projected for periods of available forecasts and long-term assumptions for these flows; Discount rates, since they generally reflect financial and economic variables, such as the risk-free interest rate and a risk premium. Cash-Generating Units or CGU groups are identified at the lowest level at which goodwill is monitored for internal management purposes. Goodwill is allocated to cash flow generating units for purposes of testing for impairment. h) Deferred income tax and social contribution As explained in Note 2.4j, deferred tax assets are recognized only in relation to deductible temporary differences, tax losses and social contribution loss carryforwards for offset only to the extent that it is probable that ITAÚ UNIBANCO HOLDING will generate future taxable profit for its use. The expected realization of deferred tax assets is based on the projection of future taxable profits and technical studies, as disclosed in Note 24. i) Defined benefit pension plan The current amount of pension plans is obtained from actuarial calculations, which use assumptions such as discount rate, which is appropriated at the end of each year and used to determine the present value of estimated future cash outflows. To determine the appropriate discount rate, ITAÚ UNIBANCO HOLDING considers the interest rates of National Treasury Notes that have maturity terms similar to the terms of the respective liabilities. The main assumptions for Pension plan obligations are partly based on current market conditions. Additional information is disclosed in Note 26.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 32 j) Provisions, contingencies and legal liabilities ITAÚ UNIBANCO HOLDING periodically reviews its contingencies. These contingencies are evaluated based on management´s best estimates, taking into account the opinion of legal counsel when there is a likelihood that financial resources will be required to settle the obligations and the amounts may be reasonably estimated. Contingencies classified as probable losses are recognized in the Balance Sheet under Provisions. Contingent amounts are measured using appropriate models and criteria, despite the uncertainty surrounding the ultimate timing and amounts. Provisions, contingencies and other commitments are detailed in Note 29. k) Technical provisions for insurance and private pension Technical provisions are liabilities arising from obligations of ITAÚ UNIBANCO HOLDING to its policyholders and participants. These obligations may be short term liabilities (property and casualty insurance) or medium and long term liabilities (life insurance and pension plans). The determination of the actuarial liability is subject to several uncertainties inherent in the coverage of insurance and pension contracts, such as assumptions of persistence, mortality, disability, life expectancy, morbidity, expenses, frequency and severity of claims, conversion of benefits into annuities, redemptions and return on assets. The estimates for these assumptions are based on the historical experience of ITAÚ UNIBANCO HOLDING, benchmarks and the experience of the actuary, in order to comply with best market practices and constantly review of the actuarial liability. The adjustments resulting from these continuous improvements, when necessary, are recognized in the statement of income for the corresponding period. Additional information is described in Note 27. 2.4. Summary of main accounting practices a) Consolidation l. Subsidiaries In accordance with IFRS 10 Consolidated Financial Statements, subsidiaries are all entities in which ITAÚ UNIBANCO HOLDING holds control. The consolidated financial statements are prepared using consistent accounting policies. Intercompany asset and liability account balances, income accounts and transaction values have been eliminated. In the 3rd quarter of 2018, ITAÚ UNIBANCO HOLDING started adjusting the financial statements of its subsidiaries in Argentina to reflect the effects of hyperinflation, pursuant to IAS 29 – Financial Reporting in Hyperinflationary Economies.

The following table shows the main consolidated companies, which together represent over 95% of total consolidated assets, as well as the interests of ITAÚ UNIBANCO HOLDING in their voting capital.

	Functional currency [1]	Incorporation country	Activity	Interest in voting capital %		Interest in total capital %	
				06/30/2020	12/31/2019	06/30/2020	12/31/2019
In Brazil							
Banco Itaú BBA S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Consignado S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaucard S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itauleasing S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Cia. Itaú de Capitalização	Real	Brazil	Premium Bonds	100.00%	100.00%	100.00%	100.00%
Dibens Leasing S.A. - Arrendamento Mercantil	Real	Brazil	Leasing	100.00%	100.00%	100.00%	100.00%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	Real	Brazil	Consumer finance credit	50.00%	50.00%	50.00%	50.00%
Hipercard Banco Múltiplo S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itauseg Seguradora S.A.	Real	Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Itaú Corretora de Valores S.A.	Real	Brazil	Securities Broker	100.00%	100.00%	100.00%	100.00%
Itaú Seguros S.A.	Real	Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú Vida e Previdência S.A.	Real	Brazil	Pension plan	100.00%	100.00%	100.00%	100.00%
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	Real	Brazil	Consumer finance credit	50.00%	50.00%	50.00%	50.00%
Redecard S.A.	Real	Brazil	Acquirer	100.00%	100.00%	100.00%	100.00%
Foreign							
Itaú CorpBanca Colombia S.A.	Colombian peso	Colombia	Financial institution	33.22%	33.22%	33.22%	33.22%
Banco Itaú (Suisse) SA	Swiss franc	Switzerland	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Argentina S.A.	Argentinian peso	Argentina	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Paraguay S.A.	Guarani	Paraguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Uruguay S.A.	Uruguayan peso	Uruguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau Bank, Ltd.	Real	Cayman Islands	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA International plc	US Dollar	United Kingdom	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA USA Securities Inc.	Real	United States	Securities Broker	100.00%	100.00%	100.00%	100.00%
Itaú CorpBanca [2]	Chilean peso	Chile	Financial institution	38.14%	38.14%	38.14%	38.14%

(1) All overseas offices of ITAÚ UNIBANCO HOLDING have the same functional currency as the parent company, except for CorpBanca New York Branch, which uses the US dollar.
(2) ITAÚ UNIBANCO HOLDING controls ITAÚ CORPBANCA due to the shareholders' agreement.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 | 33

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 34 II. Business combinations In general, a business consists of an integrated set of activities and assets that may be conducted and managed so as to provide a return, in the form of dividends, lower costs or other economic benefits, to investors or other stockholders, members or participants. If there is goodwill in a set of activities and assets transferred, it is presumed to be a business. The acquisition method is used to account for business combinations, except for those classified as under common control. Acquisition cost is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the acquisition date. Acquired assets and assumed liabilities and contingent liabilities identifiable in a business combination are initially measured at fair value at the date of acquisition, regardless of the existence of non-controlling interests. When the amount paid, plus non-controlling interests, is higher than the fair value of identifiable net assets acquired, the difference will be accounted for as goodwill. On the other hand, if the difference is negative, it will be treated as bargain purchase gain and the amount will be recognized directly in income. III. Goodwill Goodwill is not amortized, but its recoverable value is assessed semi-annually or when there is an indication of impairment loss using an approach that involves the identification of Cash Generating Units (CGUs) and the estimate of its fair value less the cost to sell and/or its value in use. To determine this estimate, ITAÚ UNIBANCO HOLDING adopts the discounted cash flow methodology for a period of 5 years, macroeconomic assumptions, growth rate and discount rate. The units or Cash Flow Generating Units are identified at the lowest level in which goodwill is monitored for internal Management purposes. Goodwill is allocated to cash flow generating units for purposes of testing for impairment. The breakdown of intangible assets is described in Note 14. IV. Capital Transactions with non-controlling stockholders IFRS 10 – Consolidated Financial Statements establishes that, changes in an ownership interest in a subsidiary, which do not result in a loss of control, are accounted for as capital transactions and any difference between the amount paid and the carrying amount of non-controlling stockholders is recognized directly in consolidated stockholders’ equity. b) Foreign currency translation I. Functional and presentation currency The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING are presented in Brazilian Reais, its functional and presentation currency. For each subsidiary, joint venture or investment in associates, ITAÚ UNIBANCO HOLDING defines the functional currency as the currency of the primary economic environment in which the entity operates. II. Foreign currency operations Foreign currency operations are translated into the functional currency using the exchange rates prevailing on the dates of the transactions. Foreign exchange gains and losses are recognized in the consolidated statement of income, unless they are related to cash flow hedges and hedge of net investment in foreign operations, which are recognized in stockholders’ equity. c) Cash and cash equivalents Defined as cash and current accounts with banks, shown in the Consolidated Balance Sheet under the heading Cash, Interbank Deposits and Securities purchased under agreements to resell (Collateral Held) with original maturities not exceeding 90 days.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 35 d) Financial Assets and Liabilities Financial assets and liabilities are initially recognized at fair value and subsequently measured at amortized cost or fair value. I Classification and Measurement of Financial Assets Financial assets are classified in the following categories: Amortized Cost: used when financial assets are managed to obtain contractual cash flows, consisting solely of payments of principal and interest; Fair Value Through Other Comprehensive Income: used when financial assets are held both for obtaining contractual cash flows, consisting solely by payments of principal and interest, and for sale; Fair Value Through Profit or Loss: used for financial assets that do not meet the aforementioned criteria. The classification and subsequent measurement of financial assets depend on: The business model under which they are managed; The characteristics of their cash flows (Solely Payment of Principal and Interest Test – SPPI Test). Business model: represents how financial assets are managed to generate cash flows and does not depend on the Management’s intention regarding an individual instrument. Financial assets may be managed with the purpose of: i) obtaining contractual cash flows; ii) obtaining contractual cash flows and sale; or iii) others. To assess business models, ITAÚ UNIBANCO HOLDING considers risks that affect the performance of the business model; how the managers of the business are compensated; and how the performance of the business model is assessed and reported to Management. When a financial asset is subject to business models i) or ii) the application of the SPPI Test is required. SPPI Test: assessment of cash flows generated by a financial instrument for the purpose of checking whether they represent solely payments of principal and interest. To fit into this concept, cash flows should include only consideration for the time value of money and credit risk. If contractual terms introduce risk exposure or cash flow volatilities, such as exposure to changes in prices of equity instruments or prices of commodities, the financial asset is classified at fair value through profit or loss. Hybrid contracts must be assessed as a whole, including all embedded characteristics. The accounting of a hybrid contract that contains an embedded derivative is performed on a joint basis, i.e. the whole instrument is measured at fair value through profit or loss. Amortized Cost Amortized cost is the amount for which a financial asset or liability is measured at its initial recognition, plus adjustments made under the effective interest method, less amortization of principal and interest, and any provision for expected credit loss. Fair Value Fair value is the price that would be received for the sale of an asset or that would be paid for the transfer of a liability in an orderly transaction between market players on the measurement date. ITAÚ UNIBANCO HOLDING classifies the fair value hierarchy according to the relevance of data observed in the measurement process. Details of the fair value of financial instruments, including Derivatives, and of the hierarchy of fair value are given in Note 28. Average cost is used to determine the gains and losses realized on disposal of financial assets at fair value, which are recorded in the Consolidated Statement of Income as Adjustments to Fair Value of Financial Assets and Liabilities. Dividends on assets at fair value through other comprehensive

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 36 income are recognized in the Consolidated Statement of Income as Dividend income when it is probable that ITAÚ UNIBANCO HOLDING’s right to receive such dividends is assured. Regular purchases and sales of financial assets are recognized and derecognized, respectively, on the trading date. Financial assets and liabilities are offset against each other and the net amount is reported in the Balance Sheet only solely when there is a legally enforceable right to offset them and the intention to settle them on a net basis, or to simultaneously realize the asset and settle the liability. Equity Instruments An equity instrument is any contract that evidences a residual interest in an entity’s assets, after the deduction of all its liabilities, such as Shares and Units. ITAÚ UNIBANCO HOLDING subsequently measures all its equity instruments at fair value through profit or loss, except when Management opts, on initial recognition, to irrevocably designate an equity instrument at fair value through other comprehensive income when it is held for a purpose other than only generating returns. When this option is selected, gains and losses on the fair value of the instrument are recognized in the Consolidated Statement of Comprehensive Income and are not subsequently reclassified to the Consolidated Statement of Income, even on sale. Dividends continue to be recognized in the Consolidated Statement of Income when ITAÚ UNIBANCO HOLDING’s right to receive them is assured. Gains and losses on equity instruments measured at fair value through profit or loss are accounted in the Consolidated Statement of Income. Expected Credit Loss ITAÚ UNIBANCO HOLDING makes a forward-looking assessment of the expected credit loss on financial assets measured at amortized cost or through other comprehensive income, loan commitments and financial guarantee contracts: Financial assets: loss is measured at present value of the difference between contractual cash flows and the cash flows that ITAÚ UNIBANCO HOLDING expects to receive; Loan commitments: expected loss is measured at present value of the difference between contractual cash flows that would be due if the commitment was drawn down and the cash flows that ITAÚ UNIBANCO HOLDING expects to receive; Financial guarantees: the loss is measured at the difference between the payments expected for refunding the counterparty and the amounts that ITAÚ UNIBANCO HOLDING expects to recover. ITAÚ UNIBANCO HOLDING applies a three-stage approach to measuring the expected credit loss, in which financial assets migrate from one stage to the other in accordance with changes in credit risk. Stage 1 – 12-month expected credit loss: represents default events possible within 12 months. Applicable to financial assets which are not credit impaired when purchased or originated; Stage 2 – Lifetime expected credit loss of financial instrument: considers all possible default events. Applicable to financial assets originated which are not credit impaired when originated or purchased but for which credit risk has increased significantly; and Stage 3 – Credit loss expected for credit-impaired assets: considers all possible default events. Applicable to financial assets which are credit impaired when purchased or originated. The measurement of assets classified in this stage is different from Stage 2 due to the recognition of interest income by applying the effective interest rate to amortized cost (net of provision) rather than to the gross carrying amount.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 37 An asset will migrate between stages as its credit risk increases or decreases. Therefore, a financial asset that migrated to stages 2 and 3 may return to stage 1, unless it was purchased or originated credit impaired financial asset. Macroeconomic Scenarios Forward-looking information is based on macroeconomic scenarios that are reassessed annually or when market conditions so require. Additional information is described in Note 32. Modification of Contractual Cash Flows When contractual cash flows of a financial asset are renegotiated or otherwise modified and this does not substantially change its terms and conditions, ITAÚ UNIBANCO HOLDING does not derecognize it. However, the gross carrying amount of this financial asset is recalculated as the present value of the renegotiated or changed contractual cash flows, discounted at the original effective interest rate and a modification gain or loss is recognized in profit or loss. Any costs or fees incurred adjust the modified carrying amount and are amortized over the remaining term of the financial asset. If, on the other hand, the renegotiation or change substantially modifies the terms and conditions of the financial asset, ITAÚ UNIBANCO HOLDING derecognises the original asset and recognizes a new one. Accordingly, the renegotiation date is taken as the initial recognition date of the new asset for expected credit loss calculation purposes, and to determine significant increases in credit risk. ITAÚ UNIBANCO HOLDING also assesses if the new financial asset may be considered as purchased or originated credit impaired financial asset, particularly when the renegotiation was motivated by the debtor’s financial constraints. Differences between the carrying amount of the original asset and fair value of the new asset are immediately recognized in the Consolidated Statement of Income. The effects of changes in cash flows of financial assets and other details about methodologies and assumptions adopted by Management to measure the allowance for expected credit loss, including the use of prospective information, are detailed in Note 32. Derecognition of Financial Assets Financial assets are derecognized when ITAÚ UNIBANCO HOLDING substantially transfers all risks and benefits of its property. In the event it is not possible to identify the transfer of all risks and benefits, the control should be assessed to determine the continuous involvement related to the transaction. If there is a retention of risks and benefits, the financial asset continues to be recorded and a liability is recognized for the consideration received. II – Classification and Measurement of Financial Liabilities Financial liabilities are initially recognized at fair value and subsequently measured at amortized cost, except for: Financial Liabilities at Fair Value Through Profit or Loss: this classification applied to derivatives and other financial liabilities designated at fair value through profit or loss to reduce “accounting mismatches”. ITAÚ UNIBANCO HOLDING irrevocably designates financial liabilities at fair value through profit or loss in the initial recognition (fair value option), when the option eliminates or significantly reduces measurement or recognition inconsistencies. Loan Commitments and Financial Guarantees: see details in Note 2.4d Vll.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 38 Derecognition and Modification of Financial Liabilities ITAÚ UNIBANCO HOLDING derecognises a financial liability from the Consolidated Balance Sheet when it is extinguished, i.e., when the obligation specified in the contract is discharged, cancelled or expires. A debt instrument change or substantial terms modification of a financial liability is accounted as a derecognition of the original financial liability and a new one is recognized. A substantial change to contractual terms occurs when the discounted present value of cash flows under the new terms, including any fees paid/received and discounted using the original effective interest rate, is at least 10% different from discounted present value of the remaining cash flow of the original financial liabilities. III – Securities purchased under agreements to resell ITAÚ UNIBANCO HOLDING purchases financial assets with a resale commitment (resale agreements) and sells securities with a repurchase commitment (repurchase agreement) of financial assets. Resale and repurchase agreements are accounted for under Securities purchased under agreements to resell and Securities sold under repurchase agreements, respectively. The difference between the sale and repurchase prices is treated as interest and recognized over the life of the agreements using the effective interest rate method. The financial assets taken as collateral in resale agreements can be used as collateral for repurchase agreements it provided for in the agreements or can be sold. IV Derivatives All derivatives are accounted for as financial assets when the fair value is positive and as financial liabilities when the fair value is negative. The valuation of active hybrid contracts that are subject to IFRS 9 is carried out as a whole, including all embedded characteristics, whereas the accounting is carried out on a joint basis, i.e. each instrument is measured at fair value through profit or loss. When a contract has a main component outside the scope of IFRS 9, such as a lease agreement receivable or an insurance contract, or even a financial liability, embedded derivatives are treated as separate financial instruments if: (i) their characteristics and economic risks are not closely related to those of the main component; (ii) the separate instrument meets the definition of a derivative; and (iii) the underlying instrument is not booked at fair value through profit or loss. These embedded derivatives are accounted for separately at fair value, with variations recognized in the Consolidated Statement of Income as Adjustments to Fair Value of Financial Assets and Liabilities. ITAÚ UNIBANCO HOLDING will continue applying all the hedge accounting requirements of IAS 39; however, it may adopt the provisions of IFRS 9, if Management so decides. According to this standard, derivatives may be designated and qualified as hedging instruments for accounting purposes and, the method for recognizing gains or losses of fair value will depending on the nature of the hedged item. At the beginning of a hedging transaction, ITAÚ UNIBANCO HOLDING documents the relationship between the hedging instrument and the hedged items, as well as its risk management objective and strategy. The hedge is assessed on an ongoing basis to determine if it has been highly effective throughout all periods of the Financial Statements for which it was designated. IAS 39 describes three hedging strategies: fair value hedge, cash flow hedge, and hedge of net investments in a foreign operation. ITAÚ UNIBANCO HOLDING uses derivatives as hedging instruments under all three hedge strategies, as detailed in Note 7.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 39 Fair value hedge The following practices are adopted for these operations: a) The gain or loss arising from the remeasurement of the hedging instrument at fair value is recognized in income; and b) The gain or loss arising from the hedged item, attributable to the effective portion of the hedged risk, is applied to the book value of the hedged item and is also recognized in income. When a derivative expires or is sold or a hedge no longer meets the hedge accounting criteria or in the event the designation is revoked, the hedge accounting must be prospectively discontinued. In addition, any adjustment to the book value of the hedged item must be amortized in income. Cash flow hedge For derivatives that are designated and qualify as hedging instruments in a cash flow hedge, the practices are: a) The effective portion of gains or losses on derivatives is recognized directly in Other comprehensive income – Cash flow hedge; b) The portion of gain or loss on derivatives that represents the ineffective portion or on hedge components excluded from the assessment of effectiveness is recognized in income. Amounts originally recorded in Other comprehensive income and subsequently reclassified to Income are recognized in the caption Interest, similar income and dividend of financial assets at fair value through profit or loss at the same time that the corresponding income or expense item of the financial hedge item affects income. For non-financial hedge items, the amounts originally recognized in Other Comprehensive Income are included in the initial cost of the corresponding asset or liability. When a derivative expires or is sold, when hedge accounting criteria are no longer met or when the entity revokes the hedge accounting designation, any cumulative gain or loss existing in Other comprehensive income will be reclassified to income at the time the expected transaction occurs or is no longer expected to occur. Hedge of net investments in foreign operations The hedge of a net investment in a foreign operation, including the hedge of a monetary item that is booked as part of the net investment, is accounted for in a manner similar to a cash flow hedge: a) The portion of gain or loss on the hedging instrument determined as effective is recognized in other comprehensive income; b) The ineffective portion is recognized in income. Gains or losses on the hedging instrument related to the effective portion of the hedge which are recognized in Other comprehensive income are reclassified to income for the period when the foreign operation is partially or totally sold. V Loan operations ITAÚ UNIBANCO HOLDING classifies a loan as non-performing if the payment of the principal or interest has been overdue for 60 days or more. In this case, accrual of interest is no longer recognized. VI – Premium Bonds plans In Brazil they are regulated by the insurance regulator. These plans do not meet the definition of an insurance contract under IFRS 4, and therefore they are classified as a financial liability at amortized cost under IFRS 9.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 40 Revenue from premium bonds plans is recognized during the period of the contract and measured as the difference between the amount deposited by the customer and the amount that ITAÚ UNIBANCO HOLDING has to reimburse. VII – Loan Commitments and Financial Guarantees ITAÚ UNIBANCO HOLDING recognizes as an obligation in the Consolidated Balance Sheet, on the issue date, the fair value of commitments for loans and financial guarantees. The fair value is generally represented by the fee charged to the customer. This amount is amortized over the term of the instrument and is recognized in the Consolidated Statement of Income under the heading Commissions and Banking Fees. After issue, if ITAÚ UNIBANCO HOLDING concludes based on the best estimate, that the expected credit loss in relation to the guarantee issued is higher that the fair value less accumulated amortization, this amount is replaced by a provision for loss. e) Investments in associates and joint ventures I – Associates Associates are companies in which the investor has a significant influence but does not hold control. Investments in these companies are initially recognized at cost of acquisition and subsequently accounted for using the equity method. Investments in associates and joint ventures include the goodwill identified upon acquisition, net of any cumulative impairment loss. II – Joint ventures ITAÚ UNIBANCO HOLDING has joint venture whereby the parties that have joint control of the arrangement have rights to the net assets. ITAÚ UNIBANCO HOLDING’s share in profits or losses of its associates and joint ventures after acquisition is recognized in the Consolidated statement of income. Its share of the changes in the share in other comprehensive income of corresponding stockholders’ equity of its associates and joint ventures is recognized in its own capital reserves. The cumulative changes after acquisition are adjusted against the carrying amount of the investment. When the ITAÚ UNIBANCO HOLDING’s share of losses in an associates and joint ventures is equal to or more than the value of its interest, including any other receivables, ITAÚ UNIBANCO HOLDING does not recognize additional losses, unless it has incurred any obligations or made payments on behalf of the associates and joint ventures. Unrealized profits on transactions between ITAÚ UNIBANCO HOLDING and its associates and joint ventures are eliminated to the extent of the interest of ITAÚ UNIBANCO HOLDING. Unrealized losses are also eliminated, unless the transaction provides evidence of impairment of the transferred asset. The accounting policies on associates and joint ventures entities are changed, as necessary, to ensure consistency with the policies adopted by ITAÚ UNIBANCO HOLDING. If its interest in the associates and joint ventures decreases, but ITAÚ UNIBANCO HOLDING retains significant influence or joint control, only the proportional amount of the previously recognized amounts in Other comprehensive income is reclassified in Income, when appropriate. f) Lessee operations ITAÚ UNIBANCO HOLDING leases mainly real estate properties (underlying assets) to carry out its business activities. The initial recognition occurs when the agreement is signed, in the heading Other Liabilities, which corresponds to the total future payments at present value as a contra entry to the Rightof- Use Assets, depreciated under the straight-line method for the lease term and tested semiannually to identify possible impairment losses. The financial expense corresponding to interest on lease liabilities is recognized in the heading Interest and Similar Expense in the Consolidated Statement of Income.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 41 g) Fixed assets Fixed assets are booked at their acquisition cost less accumulated depreciation, and adjusted for impairment, if applicable. Depreciation is calculated on the straight-line method using rates based on the estimated useful lives of these assets. Such rates and other details are presented in Note 13. The residual values and useful lives of assets are reviewed and adjusted, if appropriate, at the end of each period. ITAÚ UNIBANCO HOLDING reviews its assets in order to identify indications of impairment in their recoverable amounts. The recoverable amount of an asset is defined as the higher of its fair value less the cost to sell and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). The assessment may be made at an individual asset level when the fair value less the cost to sell can be reliably determined. Gains and losses on disposals of fixed assets are recognized in the Consolidated statement of income under Other income or General and administrative expenses. h) Intangible assets Intangible assets are non-physical assets, including software and other assets, and are initially recognized at cost. Intangible assets are recognized when they arise from legal or contractual rights, their costs can be reliably measured, and in the case of intangible assets not arising from separate acquisitions or business combinations, it is probable that future economic benefits may arise from their use. The balance of intangible assets refers to acquired assets or those internally generated. Intangible assets may have definite or indefinite useful lives. Intangible assets with definite useful lives are amortized using the straight-line method over their estimated useful lives. Intangible assets with indefinite useful lives are not amortized, but periodically tested in order to identify any impairment. ITAÚ UNIBANCO HOLDING semi-annually assesses its intangible assets in order to identify whether any indications of impairment exist, as well as possible reversal of previous impairment losses. If such indications are found, intangible assets are tested for impairment. The recoverable amount of an asset is defined as the higher of its fair value less the cost to sell and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). The assessment may be made at an individual asset level when the fair value less the cost to sell can be reliably determined. ITAÚ UNIBANCO HOLDING uses the cost model to measure its intangible assets after its initial recognition. A breakdown of intangible assets is given in Note 14. i) Assets held for sale Assets held for sale are recognized in the consolidated balance sheet under the line Other assets when they are actually repossessed or there is intention to sell. These assets are initially recorded at the lower of: (i) the fair value of the asset less the estimated selling expenses, or (ii) the carrying amount of the related asset held for sale. j) Income tax and social contribution There are two components of the provision for income tax and social contribution: current and deferred. The current component is approximately the total of taxes to be paid or recovered during the reporting period. Deferred income tax and social contribution, represented by deferred tax assets and liabilities, is obtained based on the differences between the tax bases of assets and liabilities and the amounts reported in the financial statements at each year end. The income tax and social contribution expense is recognized in the Consolidated statement of income under Income tax and social contribution, except when it refers to items directly recognized in Other

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 42 comprehensive income, such as: tax on fair value of financial assets measured at fair value through Other comprehensive income, post-employment benefits and tax on cash flow hedges and hedge of net investment in foreign operations. Subsequently, these items are recognized in income upon realization of the gain/loss on the instruments. Changes in tax legislation and rates are recognized in the Consolidated statement of income in the period in which they are enacted. Interest and fines are recognized in the Consolidated statement of income under General and administrative expenses. To determine the proper level of provisions for taxes to be maintained for uncertain tax positions, the approach applied, is that a tax benefit is recognized if it is more likely than not that a position can be sustained, under the assumptions for recognition, detailed in item 2.4 n. k) Insurance contracts and private pensions Insurance contracts are contracts under which ITAÚ UNIBANCO HOLDING accepts a significant insurance risk of the counterparty, by agreeing to compensate it if a specified uncertain future event adversely affects it. An insurance risk is significant only if the insurance event could cause ITAÚ UNIBANCO HOLDING to pay significant additional benefits in any scenario, other than those that do not have commercial substance. Additional benefits refer to amounts that exceed those that would be payable if no insured event occurred. Upon its first-time adoption of the IFRS, ITAÚ UNIBANCO HOLDING decided not to change its accounting policies for insurance contracts, which follow the accounting practices generally accepted in Brazil (“BRGAAP”). Although investment agreements with discretionary participation characteristics are financial instruments, they are treated as insurance contracts, as established by IFRS 4, as well as those transferring a significant financial risk. Once a contract is classified as an insurance contract, it remains as such until the end of its life, even if the insurance risk is significantly reduced during the period, unless all rights and obligations are extinguished or expire. Note 27 provides a detailed description of all products classified as insurance contracts. Private pension plans Contracts that provide for retirement benefits after an accumulation period (known as PGBL, VGBL and FGB) provide a guarantee, at the commencement date of the contract, of the basis for calculating the retirement benefit (mortality table and minimum interest rates). The contracts specify the annuity rates and, therefore, the insurance risk is transferred to the issuer from the start. These contracts are classified as insurance contracts. Insurance premiums Insurance premiums are recognized upon issue of an insurance policy or over the period of the contracts in proportion to the amount of the insurance coverage. If there is evidence of impairment losses with respect to receivables for insurance premiums, ITAÚ UNIBANCO HOLDING recognizes a provision, sufficient to cover this loss, based on a risk analysis of realization of insurance premiums receivable with installments overdue for over 60 days. Reinsurance In the ordinary course of business, ITAÚ UNIBANCO HOLDING reinsures a portion of the risks underwritten, particularly property and casualty risks that exceed the maximum limits of responsibility that determine to be appropriate for each segment and product (after a study which considers size, experience, special features, and the capital necessary to support these limits). These reinsurance agreements allow the recovery of a portion of the losses from the reinsurer, although they do not release the insurer from the main obligation as direct insurer of the risks covered by the reinsurance.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 43 ITAÚ UNIBANCO HOLDING mainly holds non-proportional contracts, which transfer part of responsibility to the reinsurance company for losses that will materialize after a certain level of claims in the portfolio. Reinsurance premiums of these contracts are accounted for under Other Assets, over the life of each contract. If there is any evidence of impairment loss, ITAÚ UNIBANCO HOLDING recognizes a provision when the default period exceeds 180 days from the registration of the request for fund of claims paid. Acquisition costs Acquisition costs include direct and indirect costs related to the origination of insurance. These costs are recorded directly in result as incurred, except for deferred acquisition costs (commissions paid for brokerage services, agency and prospecting efforts), which are recorded proportionally to the recognition of premium revenues, i.e. over the term corresponding to the insurance contract. Insurance Contract Liabilities Reserves for claims are established based on past experience, claims in process of payment, estimated amounts of claims incurred but not yet reported, and other factors relevant to the required reserve levels. Liability Adequacy Test ITAÚ UNIBANCO HOLDING tests liability adequacy by adopting current actuarial assumptions for future cash flows of all insurance contracts in force at the balance sheet date. Should the analysis show insufficiency, any shortfall identified will immediately be accounted for in income for the period. The assumptions used to conduct the liability adequacy test are detailed in Note 27. l) Post-employments benefits ITAÚ UNIBANCO HOLDING sponsors Defined Benefit Plans and Defined Contribution Plans, which are accounted for in accordance with IAS 19 – Benefits to Employees. ITAÚ UNIBANCO HOLDING is required to make contributions to government social security and labor indemnity plans, in Brazil and in other countries where it operates. Pension plans Defined benefit plans The liability or asset, as the case may be, is recognized in the Consolidated Balance Sheet with respect to a defined benefit plan corresponds to the present value of defined benefit obligations at the balance sheet date less the fair value of plan assets. The defined benefit obligations are calculated annually by an independent actuarial consulting company using the projected unit credit method. Pension plans Defined contribution For defined contribution plans, contributions to plans made by ITAÚ UNIBANCO HOLDING, through pension plan funds, are recognized as liabilities, with a counter-entry to expenses, when due. If contributions made exceed the liability for a service provided, it will be accounted for as an asset recognized at fair value, and any adjustments are recognized in Stockholders’ equity, under Other comprehensive income, in the period when they occur. Other post-employment benefit obligations Like defined benefit pension plans, these obligations are assessed annually by independent, qualified actuaries, and costs expected from these benefits are accrued over the period of employment. Gains and losses arising from changes in practices and variations in actuarial assumptions are recognized in Stockholders’ equity, under Other comprehensive income, in the period in which they occur.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 44 m) Share-based payments Share-based payments are booked for the value of equity instruments granted, which may be shares or stock options according to the plan, based on their fair value at the grant date. This cost is recognized during the vesting period of the right to exercise the instruments. The total amount to be expensed is determined by reference to the fair value of the equity instruments excluding the impact of any service commissions and fees and non-market performance vesting conditions (in particular when an employee remains with the company for specific period of time). n) Provisions, contingent assets and contingent liabilities Contingent assets and liabilities are possible rights and obligations arising from past events for which realization depends on uncertain future events. Contingent assets are not recognized in the Consolidated Financial Statements, except when the Management of ITAÚ UNIBANCO HOLDING considers that realization is practically certain. In general they correspond to lawsuits with favorable sentences in final and unappealable judgments and to the withdrawal of lawsuits as a result of a settlement payment received or an agreement for set-off against an existing liability. These contingencies are evaluated based on Management’s best estimates, and are classified as: Probable: in which liabilities are recognized in the consolidated balance sheet under Provisions; Possible: which are disclosed in the Consolidated Financial Statements, but no provision is recorded; Remote: which require neither a provision nor disclosure. The amount of deposits in guarantee is adjusted in accordance with current legislation. o) Capital Common and preferred shares, which for accounting purposes are equivalent to common shares but without voting rights are classified in Stockholders’ equity. The additional costs directly attributable to the issue of new shares are included in Stockholders’ equity as a deduction from the proceeds, net of taxes. p) Treasury shares Common and preferred shares repurchased are recorded in Stockholders’ equity under Treasury shares at their average purchase price. Shares that are subsequently sold, such as those sold to grantees under our share-based payment scheme, are recorded as a reduction in treasury shares, measured at the average price of treasury stock held at that date. The difference between the sale price and the average price of the treasury shares is recorded as a reduction or increase in Additional paid-in capital. The cancellation of treasury shares is recorded as a reduction in Treasury shares against Appropriated reserves, at the average price of treasury shares at the cancellation date. q) Dividends and interest on capital Minimum dividend amounts established in the bylaws are recorded as liabilities at the end of each year. Any other amount above the mandatory minimum dividend is accounted for as a liability when approved by of the Board of Directors.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 45 Interest on capital is treated for accounting purposes as a dividend, and it is presented as a reduction of stockholders’ equity in the consolidated financial statements. Dividends have been and continue to be calculated and paid on the basis of the financial statements prepared under Brazilian accounting standards and regulations for financial institutions, not these Consolidated financial statements prepared according to the IFRS. Dividends and interest on capital are presented in Note 19. r) Earnings per share ITAÚ UNIBANCO HOLDING grants stock options whose dilutive effect is reflected in diluted earnings per share, with the application of the “treasury stock method“. Whereby earnings per share are calculated as if all the stock options had been exercised and the proceeds used to purchase shares of ITAÚ UNIBANCO HOLDING. Earnings per share are presented in Note 25. s) Segment information Segment information disclosed is consistent with the internal reports prepared for the Executive Committee which makes the operational decisions ITAÚ UNIBANCO HOLDING. ITAÚ UNIBANCO HOLDING has three reportable segments: (i) Retail Banking (ii) Wholesale Banking and (iii) Market + Corporation. Segment information is presented in Note 30. t) Commissions and Banking Fees Commissions and Banking Fees is recognized when ITAÚ UNIBANCO HOLDING provides or offers services to customers, in an amount that reflects the consideration ITAÚ UNIBANCO HOLDING expects to collect in exchange for those services. A five-step model is applied to account for revenues: i) identification of the contract with a customer; ii) identification of the performance obligations in the contract; iii) determination of the transaction price; iv) allocation of the transaction price to the performance obligations in the contract; and v) recognition of revenue when a performance obligation has been satisfied. Services related to credit, debit and current account cards are offered to clients individually or in packages and their revenues are recognized when said services are provided. Revenue from certain services such as fees from funds management, performance, collection and custody are recognized when services are provided over the life of the respective agreements.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 46 Note 3 – Business development Recovery do Brasil Consultoria S.A. On December 31, 2015, ITAÚ UNIBANCO HOLDING, through its subsidiary Itaú Unibanco S.A., (ITAÚ UNIBANCO), entered into an agreement for purchase and sale and other covenants with Banco BTG Pactual S.A. (BTG) and with Misben S.A. for acquisition of 89.08% of interest in capital of Recovery do Brasil Consultoria S.A. (RECOVERY), corresponding to total interest of RECOVERY’s parties, for the amount of R$ 735. On July 7, 2016 an additional interest of 6.92% was acquired from International Finance Corporation, for the amount of R$ 59, then holding 96% of its capital. On May 26, 2020, ITAÚ UNIBANCO HOLDING, through its subsidiary ITAÚ UNIBANCO, acquired from International Finance Corporation an additional interest of 4% for the amount of R$ 20.7, then holding 100% of capital of Recovery do Brasil Consultoria S.A. The effective acquisition and financial settlement occurred on May 28, 2020. Acquisition of Zup I.T. Serviços em Tecnologia e Inovação Ltda. On October 31, 2019, ITAÚ UNIBANCO HOLDING entered into a purchase and sale agreement of 100% of the capital of Zup I.T. Serviços em Tecnologia e Inovação Ltda. (ZUP). The purchase will be carried out in three phases over four years. In the first phase, ITAÚ UNIBANCO HOLDING acquired 52.96% of ZUP’s total voting capital for approximately R$ 293, then holding the company’s control. In the third year, after the operation is closed, ITAÚ UNIBANCO HOLDING will acquire an additional 19.6% interest; in the fourth year, the remaining interest, so as to achieve 100% of ZUP’s capital. Effective acquisitions and financial settlements occurred on March 31, 2020, after obtaining the regulatory authorizations required. Acquisition of non-controlling interest in Pravaler S.A. On December 27, 2019, ITAÚ UNIBANCO HOLDING, through its subsidiary ITAÚ UNIBANCO, increased its ownership interest in Pravaler S.A. (PRAVALER), acquiring 43.07% of total capital social (corresponding to 75.71% of preferred shares and 28.65% of common shares) for the amount of R$ 330.9. PRAVALER, with head office in São Paulo, is the manager of the largest private college loan program in Brazil, and it will continue operating independently from ITAÚ UNIBANCO HOLDING. PRAVALER is classified as an associate measured under the equity method. Effective acquisitions and financial settlements occurred on the same date, after obtaining the regulatory authorizations required. Acquisition of non-controlling interest in XP Inc. On May 11, 2017, ITAÚ UNIBANCO HOLDING, through its subsidiary ITAÚ UNIBANCO, entered into an agreement for purchase and sale of shares with XP Controle Participações S.A. (XP CONTROLE), G.A. Brasil IV Fundo de Investimento em Participações, Dyna III Fundo de Investimento em Participações, among other parties (SELLERS), for acquisition of 49.9% of total capital (of which 30.1% of common shares) of XP Investimentos S.A. (XP HOLDING), through capital contribution in the amount of R$ 600 and acquisition of shares issued by XP HOLDING held by the SELLERS in the amount of R$ 5,700, and such amounts were restated pursuant to contractual provision, totaling R$ 6,650 (FIRST ACQUISITION). A portion of this amount was withheld as a guarantee for possible future obligations of XP CONTROLE, for a 10-year period, and possible remaining balance will be paid to XP CONTROLE at the end of this term. In addition to the FIRST ACQUISITION, the agreement sets forth only one additional acquisition in 2022, subject to future BACEN’s approval. Should it be approved, it will enable ITAÚ UNIBANCO to hold up to 62.4% of XP HOLDING’s total capital (equivalent to 40.0% of common shares) based on a multiple of income (19 times) of XP HOLDING, therefore being clear that the control over XP Group will remain unchanged, with XP CONTROLE’s shareholders. ITAÚ UNIBANCO will act as minority partner. Effective acquisitions and financial settlements occurred on August 31, 2018, after the satisfaction of certain contractual conditions and obtainment of regulatory and government authorizations required.

On November 29, 2019, there was a corporate reorganization of XP HOLDING, in which its shareholders subscribed their respective shares of XP Inc. ("XP INC"), keeping the same percentages in total capital. After the initial public offering, held on December 11, 2019 at Nasdaq in New York, the ownership interest of ITAÚ UNIBANCO HOLDING changed from 49.9% to 46.05%, giving rise to a R$ 1,991 result in the primary subscription of XP Inc.

Acquisition of non-controlling interest in Ticket Serviços S.A.

On September 4, 2018, ITAÚ UNIBANCO HOLDING, through its subsidiary ITAÚ UNIBANCO, entered into a strategic partnership with Edenred Participações S.A. (EDENRED) in the benefits market for workers covered mainly by PAT, the Workers' Meals Program. EDENRED is the parent company of Ticket Serviços S.A. (TICKET) in Brazil.

The strategic partnership enables ITAÚ UNIBANCO to add the benefits issued by TICKET to its current range of products and services for customers in the wholesale, medium, micro and small company segments.

In addition, ITAÚ UNIBANCO made a minority investment of 11% in TICKET, through a capital increase with contribution of (i) cash, equivalent to said interest in the company's equity value, and (ii) right to exclusive distribution of Ticket Restaurante, Ticket Alimentação, Ticket Cultura and Ticket Transporte products to the ITAÚ UNIBANCO legal entities base during the partnership term. TICKET will continue distributing its products through other commercial agreements and will continue under EDENRED's control and management.

Effective acquisitions and financial settlements occurred on August 30, 2019, after obtaining the regulatory authorizations required.

Note 4 - Interbank deposits and securities purchased under agreements to resell

	06/30/2020			12/31/2019		
	Current	Non-current	Total	Current	Non-current	Total
Securities purchased under agreements to resell[1]	**302,767**	**85**	**302,852**	**198,260**	**162**	**198,422**
Collateral held	64,968	56	65,024	44,901	162	45,063
Collateral repledge	**210,094**	**29**	**210,123**	**134,116**	**-**	**134,116**
Assets received as collateral with right to sell or repledge	1,410	-	1,410	6,644	-	6,644
Assets received as collateral without right to sell or repledge	208,684	29	208,713	127,472	-	127,472
Collateral sold	27,705	-	27,705	19,243	-	19,243
Interbank deposits	47,714	8,079	55,793	31,075	3,506	34,581
Total [2]	**350,481**	**8,164**	**358,645**	**229,335**	**3,668**	**233,003**

(1) The amounts of R$ 14,336 (R$ 8,544 at 12/31/2019) are pledged in guarantee of operations on B3 S.A. - Brasil, Bolsa, Balcão (B3) and Central Bank of Brazil and the amounts of R$ 237,828 (R$ 153,359 at 12/31/2019) are pledged in guarantee of repurchase commitment transactions.

(2) Includes losses in the amounts of R$ (103) (R$ (8) at 12/31/2019).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 | 47

Note 5 – Financial assets at fair value through profit or loss and designated at fair value through profit or loss - Securities

a) Financial assets at fair value through profit or loss - Securities are presented in the following table:

	06/30/2020			12/31/2019		
	Cost	Adjustments to Fair Value (in Income) (2)	Fair value	Cost	Adjustments to Fair Value (in Income)	Fair value
Investment funds	**12,038**	**(1,203)**	**10,835**	**9,277**	**(1,010)**	**8,267**
Brazilian government securities (1a)	**222,727**	**1,501**	**224,228**	**218,548**	**1,063**	**219,611**
Government securities – abroad (1b)	**5,662**	**43**	**5,705**	**1,541**	**(21)**	**1,520**
Argentina	1,731	23	1,754	349	(31)	318
Chile	634	2	636	487	1	488
Colombia	1,423	18	1,441	399	10	409
United States	1,304	(2)	1,302	141	-	141
Mexico	15	-	15	57	-	57
Paraguay	3	-	3	2	-	2
Peru	14	1	15	8	-	8
Uruguay	287	1	288	98	(1)	97
Italy	251	-	251	-	-	-
Corporate debt securities (1c)	**64,632**	**(1,685)**	**62,947**	**51,744**	**(1,102)**	**50,642**
Negotiable shares	13,782	(1,128)	12,654	15,459	(822)	14,637
Rural product note	1,237	(59)	1,178	-	-	-
Bank deposit certificates	1,277	-	1,277	792	-	792
Real estate receivables certificates	664	(52)	612	1,414	30	1,444
Debentures	20,107	(390)	19,717	12,958	(303)	12,655
Eurobonds and other	3,324	(26)	3,298	2,178	(5)	2,173
Financial bills	17,147	(7)	17,140	18,517	(3)	18,514
Promissory notes	6,786	8	6,794	313	-	313
Other	308	(31)	277	113	1	114
Total	**305,059**	**(1,344)**	**303,715**	**281,110**	**(1,070)**	**280,040**

(1) Financial assets at fair value through profit or loss – Securities pledged as Guarantee of Funding of Financial Institutions and Customers were: a) R$ 5,325 (R$ 28,759 at 12/31/2019), b) R$ 218 (R$ 329 at 12/31/2019) and c) R$ 5,063 (R$ 104 at 12/31/2019), totaling R$ 10,606 (R$ 29,192 at 12/31/2019).

(2) In the period, the result of Adjustment to Fair Value of Financial Assets (particularly private securities) had their amounts affected by oscillations of rates and other market variables arising from the impact of the COVID-19 pandemic on the macroeconomic scenario in the period (Note 33a).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 | 48

The cost and fair value per maturity of Financial Assets at Fair Value Through Profit or Loss - Securities were as follows:

	06/30/2020		12/31/2019	
	Cost	Fair value	Cost	Fair value
Current	**78,576**	**76,399**	**82,183**	**80,372**
Non-stated maturity	25,820	23,489	24,736	22,904
Up to one year	52,756	52,910	57,447	57,468
Non-current	**226,483**	**227,316**	**198,927**	**199,668**
From one to five years	189,975	190,910	136,727	137,186
From five to ten years	23,239	23,179	41,744	41,759
After ten years	13,269	13,227	20,456	20,723
Total	**305,059**	**303,715**	**281,110**	**280,040**

Financial Assets at Fair Value Through Profit or Loss - Securities include assets with a fair value of R$ 202,379 (R$ 204,530 at 12/31/2019) that belong to investment funds wholly owned by Itaú Vida e Previdência S.A.. The return of those assets (positive or negative) is fully transferred to customers of our PGBL and VGBL private pension plans whose premiums (net of fees) are used by our subsidiary to purchase quotas of those investment funds.

b) Financial assets designated at fair value through profit or loss - Securities are presented in the following table:

	06/30/2020		
	Cost	Adjustments to Fair Value (in Income)	Fair value
Brazilian external debt bonds	3,306	(40)	3,266
Total	**3,306**	**(40)**	**3,266**

	12/31/2019		
	Cost	Adjustments to Fair Value (in Income)	Fair value
Brazilian external debt bonds	1,016	19	1,035
Total	**1,016**	**19**	**1,035**

The cost and fair value by maturity of financial assets designated as fair value through profit or loss - Securities were as follows:

	06/30/2020		12/31/2019	
	Cost	Fair value	Cost	Fair value
Current	**2,882**	**2,843**	**592**	**609**
Up to one year	2,882	2,843	592	609
Non-current	**424**	**423**	**424**	**426**
From one to five years	382	382	424	426
From five to ten years	42	41	-	-
Total	**3,306**	**3,266**	**1,016**	**1,035**

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 | 49

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 50 Note 6 – Derivatives ITAÚ UNIBANCO HOLDING trades in derivative financial instruments with various counterparties to manage its overall exposures and to assist its customers in managing their own exposures. Futures – Interest rate and foreign currency futures contracts are commitments to buy or sell a financial instrument at a future date, at an agreed price or yield, and may be settled in cash or through delivery. The notional amount represents the face value of the underlying instrument. Commodity futures contracts or financial instruments are commitments to buy or sell commodities (mainly gold, coffee and orange juice) at a future date, at an agreed price, which are settled in cash. The notional amount represents the quantity of such commodities multiplied by the future price on the contract date. Daily cash settlements of price movements are made for all instruments. Forwards – Interest rate forward contracts are agreements to exchange payments on a specified future date, based on the variation in market interest rates from trade date to contract settlement date. Foreign exchange forward contracts represent agreements to exchange the currency of one country for the currency of another at an agreed price, on an agreed settlement date. Financial instrument forward contracts are commitments to buy or sell a financial instrument on a future date at an agreed price and are settled in cash. Swaps – Interest rate and foreign exchange swap contracts are commitments to settle in cash on a future date or dates the differentials between specific financial indices (either two different interest rates in a single currency or two different rates each in a different currency), as applied to a notional principal amount. Swap contracts shown under Other in the table below correspond substantially to inflation rate swap contracts. Options – Option contracts give the purchaser, for a fee, the right, but not the obligation, to buy or sell a financial instrument within a limited time, including a flow of interest, foreign currencies, commodities, or financial instruments at an agreed price that may also be settled in cash, based on the differential between specific indices. Credit Derivatives – Credit derivatives are financial instruments with value deriving from the credit risk on debt issued by a third party (the reference entity), which permits one party (the buyer of the hedge) to transfer the risk to the counterparty (the seller of the hedge). The seller of the hedge must pay out as provided for in the contract if the reference entity undergoes a credit event, such as bankruptcy, default or debt restructuring. The seller of the hedge receives a premium for the hedge but, on the other hand, assumes the risk that the underlying instrument referenced in the contract undergoes a credit event, and the seller may have to make payment to the purchaser of the hedge for up to the notional amount of the credit derivative. The total value of margins pledged in guarantee by ITAÚ UNIBANCO HOLDING was R$ 21,691 (R$ 15,823 at 12/31/2019) and was basically comprised of government securities. Further information on internal controls and parameters used to management risks, may be found in Note 32 – Risk and Capital Management.

I - Derivatives Summary

See below the composition of the Derivative financial instruments portfolio (assets and liabilities) by type of instrument, stated fair value and maturity date.

	06/30/2020							
	Fair value (*)	%	0-30 days	31-90 days	91-180 days	181-365 days	366-720 days	Over 720 days
Assets								
Swaps – adjustment receivable	53,858	63.9	333	823	1,010	5,680	5,373	40,639
Option agreements	14,198	16.9	3,961	2,017	2,089	3,777	1,873	481
Forwards (onshore)	3,326	4.0	2,053	546	276	439	12	-
Credit derivatives	122	0.1	-	-	4	2	20	96
NDF - Non Deliverable Forward	12,099	14.4	2,961	2,403	2,490	2,693	1,130	422
Other Derivative Financial Instruments	566	0.7	121	-	-	4	21	420
Total	**84,169**	**100.0**	**9,429**	**5,789**	**5,869**	**12,595**	**8,429**	**42,058**
% per maturity date			11.2	6.9	7.0	15.0	10.0	49.9

	06/30/2020							
	Fair value (*)	%	0-30 days	31-90 days	91-180 days	181-365 days	366-720 days	Over 720 days
Liabilities								
Swaps – adjustment payable	(62,521)	69.6	(1,039)	(1,348)	(1,087)	(10,793)	(6,750)	(41,504)
Option agreements	(14,919)	16.6	(4,408)	(2,542)	(2,129)	(3,476)	(1,834)	(530)
Forwards (onshore)	(2,609)	2.9	(2,609)	-	-	-	-	-
Credit derivatives	(328)	0.4	-	-	-	(2)	(31)	(295)
NDF - Non Deliverable Forward	(9,356)	10.4	(1,945)	(1,966)	(1,814)	(2,761)	(590)	(280)
Other Derivative Financial Instruments	(50)	0.1	(1)	(2)	(1)	(12)	(8)	(26)
Total	**(89,783)**	**100.0**	**(10,002)**	**(5,858)**	**(5,031)**	**(17,044)**	**(9,213)**	**(42,635)**
% per maturity date			11.1	6.5	5.6	19.0	10.3	47.5

(*) In the period, the result of Derivative had their amounts affected by oscillations of rates and other market variables arising from the impact of the COVID-19 pandemic on the macroeconomic scenario in the period (Note 33a).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 51

See below the composition of the Derivative financial instruments portfolio (assets and liabilities) by type of instrument, stated fair value and maturity date.

	12/31/2019							
	Fair value	%	0-30 days	31-90 days	91-180 days	181-365 days	366-720 days	Over 720 days
Assets								
Swaps – adjustment receivable	26,458	63.2	107	1,807	564	1,668	4,464	17,848
Option agreements	8,456	20.2	4,696	1,963	354	726	500	217
Forwards (onshore)	2,162	5.2	940	636	484	87	15	-
Credit derivatives	167	0.4	-	-	5	3	23	136
NDF - Non Deliverable Forward	4,446	10.6	1,251	1,314	787	561	347	186
Other Derivative Financial Instruments	165	0.4	4	-	-	-	6	155
Total	**41,854**	**100.0**	**6,998**	**5,720**	**2,194**	**3,045**	**5,355**	**18,542**
% per maturity date			16.7	13.7	5.2	7.3	12.8	44.3

	12/31/2019							
	Fair value	%	0-30 days	31-90 days	91-180 days	181-365 days	366-720 days	Over 720 days
Liabilities								
Swaps – adjustment payable	(32,927)	68.8	(326)	(2,557)	(898)	(1,763)	(8,349)	(19,034)
Option agreements	(9,061)	18.9	(3,668)	(3,494)	(383)	(690)	(571)	(255)
Forwards (onshore)	(754)	1.6	(753)	-	-	(1)	-	-
Credit derivatives	(40)	0.1	-	-	-	(1)	(3)	(36)
NDF - Non Deliverable Forward	(4,971)	10.4	(1,891)	(1,108)	(657)	(637)	(526)	(152)
Other Derivative Financial Instruments	(75)	0.2	(15)	(1)	(2)	(4)	(9)	(44)
Total	**(47,828)**	**100.0**	**(6,653)**	**(7,160)**	**(1,940)**	**(3,096)**	**(9,458)**	**(19,521)**
% per maturity date			13.9	15.0	4.1	6.5	19.7	40.8

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 | 52

II - Derivatives by index and Risk Fator

The following table shows the composition of derivatives by index:

	Off-balance sheet notional amount	Balance sheet account receivable / (received) (payable) / paid	Adjustment to fair value (in income / stockholders' equity)	Fair value
	06/30/2020	06/30/2020	06/30/2020	06/30/2020
Future contracts	**733,620**	-	-	-
Purchase commitments	**233,701**	-	-	-
Shares	3,282	-	-	-
Commodities	402	-	-	-
Interest	194,581	-	-	-
Foreign currency	35,436	-	-	-
Commitments to sell	**499,919**	-	-	-
Shares	4,752	-	-	-
Commodities	1,793	-	-	-
Interest	466,147	-	-	-
Foreign currency	27,227	-	-	-
Swap contracts		**(7,531)**	**(1,132)**	**(8,663)**
Asset position	**1,359,526**	**17,193**	**36,665**	**53,858**
Commodities	33	-	-	-
Interest	1,337,907	12,941	34,727	47,668
Foreign currency	21,586	4,252	1,938	6,190
Liability position	**1,359,526**	**(24,724)**	**(37,797)**	**(62,521)**
Shares	30	(3)	(1)	(4)
Interest	1,336,654	(18,298)	(37,601)	(55,899)
Foreign currency	22,842	(6,423)	(195)	(6,618)
Option contracts	**1,854,001**	**(1,332)**	**611**	**(721)**
Purchase commitments – long position	**136,302**	**5,463**	**4,162**	**9,625**
Shares	13,244	390	531	921
Commodities	432	12	8	20
Interest	68,645	500	(272)	228
Foreign currency	53,981	4,561	3,895	8,456
Commitments to sell – long position	**805,330**	**2,843**	**1,730**	**4,573**
Shares	16,977	608	831	1,439
Commodities	187	7	(2)	5
Interest	736,002	992	1,637	2,629
Foreign currency	52,164	1,236	(736)	500
Purchase commitments – short position	**112,996**	**(6,801)**	**(3,824)**	**(10,625)**
Shares	9,575	(289)	(451)	(740)
Commodities	433	(10)	(3)	(13)
Interest	53,686	(407)	230	(177)
Foreign currency	49,302	(6,095)	(3,600)	(9,695)
Commitments to sell – short position	**799,373**	**(2,837)**	**(1,457)**	**(4,294)**
Shares	15,243	(500)	(788)	(1,288)
Commodities	244	(7)	2	(5)
Interest	735,601	(928)	(1,623)	(2,551)
Foreign currency	48,285	(1,402)	952	(450)
Forward operations (onshore)	**14,762**	**718**	**(1)**	**717**
Purchases receivable	**1,105**	**1,324**	**(6)**	**1,318**
Shares	618	618	(7)	611
Interest	487	706	1	707
Purchases payable obligations	-	**(487)**	-	**(487)**
Interest	-	(487)	-	(487)
Sales receivable	**2,068**	**2,002**	**6**	**2,008**
Shares	590	579	6	585
Interest	-	1,423	-	1,423
Foreign currency	1,478	-	-	-
Sales deliverable obligations	**11,589**	**(2,121)**	**(1)**	**(2,122)**
Interest	1,423	(2,121)	(1)	(2,122)
Foreign currency	10,166	-	-	-
Credit derivatives	**16,349**	**(367)**	**161**	**(206)**
Asset position	**8,766**	**(135)**	**257**	**122**
Shares	1,600	(62)	128	66
Commodities	3	-	-	-
Interest	7,163	(73)	129	56
Liability position	**7,583**	**(232)**	**(96)**	**(328)**
Shares	2,455	(76)	(61)	(137)
Commodities	20	(1)	(2)	(3)
Interest	5,108	(155)	(33)	(188)
NDF - Non Deliverable Forward	**356,072**	**2,853**	**(110)**	**2,743**
Asset position	**193,019**	**12,326**	**(227)**	**12,099**
Commodities	869	77	(2)	75
Foreign currency	192,150	12,249	(225)	12,024
Liability position	**163,053**	**(9,473)**	**117**	**(9,356)**
Commodities	1,001	(141)	9	(132)
Foreign currency	162,052	(9,332)	108	(9,224)
Other derivative financial instruments	**7,162**	**221**	**295**	**516**
Asset position	**6,373**	**235**	**331**	**566**
Shares	240	(8)	19	11
Interest	6,131	243	191	434
Foreign currency	2	-	121	121
Liability position	**789**	**(14)**	**(36)**	**(50)**
Shares	624	(9)	(16)	(25)
Interest	165	(5)	(20)	(25)
	Asset	**41,251**	**42,918**	**84,169**
	Liability	**(46,689)**	**(43,094)**	**(89,783)**
	Total	**(5,438)**	**(176)**	**(5,614)**

Derivative contracts mature as follows (in days):

Off-balance sheet – notional amount	**0 - 30 days**	**31 - 180 days**	**181 - 365 days**	**Over 365 days**	**06/30/2020**
Future contracts	228,231	254,038	140,678	110,673	733,620
Swap contracts	19,534	127,083	350,056	862,853	1,359,526
Option contracts	742,902	135,069	825,479	150,551	1,854,001
Forwards (onshore)	3,475	10,399	876	12	14,762
Credit derivatives	-	6,207	895	9,247	16,349
NDF - Non Deliverable Forward	112,002	155,800	68,965	19,305	356,072
Other derivative financial instruments	111	272	771	6,008	7,162

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 | 53

The following table shows the composition of derivatives by index:

	Off-balance sheet notional amount	Balance sheet account receivable / (received) (payable) / paid	Adjustment to fair value (in income / stockholders' equity)	Fair value
	12/31/2019	12/31/2019	12/31/2019	12/31/2019
Future contracts	**664,884**	-	-	-
Purchase commitments	**325,468**	-	-	-
Shares	1,084	-	-	-
Commodities	76	-	-	-
Interest	301,898	-	-	-
Foreign currency	22,410	-	-	-
Commitments to sell	**339,416**	-	-	-
Shares	1,163	-	-	-
Commodities	1,049	-	-	-
Interest	308,824	-	-	-
Foreign currency	28,380	-	-	-
Swap contracts		**(5,267)**	**(1,202)**	**(6,469)**
Asset position	**1,094,378**	**5,566**	**20,892**	**26,458**
Commodities	574	-	9	9
Interest	1,075,534	4,596	19,813	24,409
Foreign currency	18,270	970	1,070	2,040
Liability position	**1,094,378**	**(10,833)**	**(22,094)**	**(32,927)**
Shares	49	(9)	-	(9)
Commodities	855	-	(12)	(12)
Interest	1,068,660	(9,383)	(21,855)	(31,238)
Foreign currency	24,814	(1,441)	(227)	(1,668)
Option contracts	**1,720,205**	**(546)**	**(59)**	**(605)**
Purchase commitments – long position	**245,824**	**6,191**	**(6)**	**6,185**
Shares	11,513	256	515	771
Commodities	268	7	10	17
Interest	188,110	465	(331)	134
Foreign currency	45,933	5,463	(200)	5,263
Commitments to sell – long position	**626,187**	**1,667**	**604**	**2,271**
Shares	12,294	396	(40)	356
Commodities	228	5	(2)	3
Interest	568,442	513	887	1,400
Foreign currency	45,223	753	(241)	512
Purchase commitments – short position	**172,703**	**(6,671)**	**(19)**	**(6,690)**
Shares	6,312	(180)	(451)	(631)
Commodities	235	(10)	(8)	(18)
Interest	129,647	(412)	329	(83)
Foreign currency	36,509	(6,069)	111	(5,958)
Commitments to sell – short position	**675,491**	**(1,733)**	**(638)**	**(2,371)**
Shares	11,152	(269)	(37)	(306)
Commodities	485	(11)	-	(11)
Interest	621,405	(428)	(888)	(1,316)
Foreign currency	42,449	(1,025)	287	(738)
Forward operations (onshore)	**5,134**	**1,412**	**(4)**	**1,408**
Purchases receivable	**668**	**796**	**(6)**	**790**
Shares	488	488	(6)	482
Interest	160	308	-	308
Foreign currency	20	-	-	-
Purchases payable obligations	**660**	**(160)**	-	**(160)**
Interest	-	(160)	-	(160)
Foreign currency	660	-	-	-
Sales receivable	**1,653**	**1,368**	**4**	**1,372**
Shares	786	776	3	779
Interest	-	592	1	593
Foreign currency	867	-	-	-
Sales deliverable obligations	**2,153**	**(592)**	**(2)**	**(594)**
Interest	592	(592)	(1)	(593)
Foreign currency	1,561	-	(1)	(1)
Credit derivatives	**12,739**	**(236)**	**363**	**127**
Asset position	**9,878**	**(165)**	**332**	**167**
Shares	2,307	(81)	215	134
Commodities	27	(1)	3	2
Interest	7,423	(87)	114	27
Foreign currency	121	4	-	4
Liability position	**2,861**	**(71)**	**31**	**(40)**
Shares	719	(28)	8	(20)
Commodities	2	-	-	-
Interest	2,140	(43)	23	(20)
NDF - Non Deliverable Forward	**295,508**	**(552)**	**27**	**(525)**
Asset position	**138,772**	**4,239**	**207**	**4,446**
Commodities	570	34	(1)	33
Foreign currency	138,202	4,205	208	4,413
Liability position	**156,736**	**(4,791)**	**(180)**	**(4,971)**
Commodities	316	(10)	(1)	(11)
Foreign currency	156,420	(4,781)	(179)	(4,960)
Other derivative financial instruments	**6,581**	**216**	**(126)**	**90**
Asset position	**5,428**	**226**	**(61)**	**165**
Interest	5,428	226	(65)	161
Foreign currency	-	-	4	4
Liability position	**1,153**	**(10)**	**(65)**	**(75)**
Shares	695	2	(41)	(39)
Interest	458	(12)	(6)	(18)
Foreign currency	-	-	(18)	(18)
	Asset	**19,888**	**21,966**	**41,854**
	Liability	**(24,861)**	**(22,967)**	**(47,828)**
	Total	**(4,973)**	**(1,001)**	**(5,974)**

Derivative contracts mature as follows (in days):

Off-balance sheet – notional amount	0 - 30 days	31 - 180 days	181 - 365 days	Over 365 days	12/31/2019
Future contracts	196,055	238,485	87,747	142,597	664,884
Swap contracts	24,094	204,065	103,013	763,206	1,094,378
Option contracts	988,793	320,300	258,488	152,624	1,720,205
Forwards (onshore)	953	2,514	1,651	16	5,134
Credit derivatives	-	4,746	733	7,260	12,739
NDF - Non Deliverable Forward	105,809	129,278	38,851	21,570	295,508
Other derivative financial instruments	12	786	320	5,463	6,581

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 | 54

III - Derivatives by notional amount

See below the composition of the Derivative Financial Instruments portfolio by type of instrument, stated at their notional amounts, per trading location (organized or over-the-counter market) and counterparties.

	06/30/2020						
	Future contracts	Swap contracts	Option contracts	Forwards (onshore)	Credit derivatives	NDF - Non Deliverable Forward	Other derivative financial instruments
B3	**539,681**	**15,712**	**1,645,563**	**12,853**	**-**	**61,650**	**-**
Over-the-counter market	**193,939**	**1,343,814**	**208,438**	**1,909**	**16,349**	**294,422**	**7,162**
Financial institutions	191,690	1,099,861	169,189	1,909	16,349	173,497	5,594
Companies	2,249	225,764	38,347	-	-	119,653	1,568
Individuals	-	18,189	902	-	-	1,272	-
Total	**733,620**	**1,359,526**	**1,854,001**	**14,762**	**16,349**	**356,072**	**7,162**

	12/31/2019						
	Future contracts	Swap contracts	Option contracts	Forwards (onshore)	Credit derivatives	NDF - Non Deliverable Forward	Other derivative financial instruments
B3	**465,537**	**18,128**	**1,559,356**	**4,381**	**1**	**53,756**	**-**
Over-the-counter market	**199,347**	**1,076,250**	**160,849**	**753**	**12,738**	**241,752**	**6,581**
Financial institutions	198,788	864,858	125,312	292	12,738	141,204	5,340
Companies	559	180,005	35,122	461	-	99,204	1,241
Individuals	-	31,387	415	-	-	1,344	-
Total	**664,884**	**1,094,378**	**1,720,205**	**5,134**	**12,739**	**295,508**	**6,581**

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 55

IV - Credit derivatives

ITAÚ UNIBANCO HOLDING buys and sells credit protection in order to meet the needs of its customers, management and mitigation of its portfolios' risk.

CDS (credit default swap) is a credit derivative in which, upon a default related to the reference entity, the protection buyer is entitled to receive, the amount equivalent to the difference between the face value of the CDS contract and the fair value of the liability on the date the contract was settled, also known as the recovered amount. The protection buyer does not need to hold the debt instrument of the reference entity for it to receive the amounts due pursuant to the CDS contract terms when a credit event occurs.

TRS (total return swap) is a transaction in which a party swaps the total return of an asset or of a basket of assets for regular cash flows, usually interest and a guarantee against capital loss. In a TRS contract, the parties do not transfer the ownership of the assets.

	06/30/2020				
	Maximum potential of future payments, gross	Up to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years
By instrument					
CDS	9,373	1,574	4,158	3,620	21
TRS	5,223	5,223	-	-	-
Total by instrument	**14,596**	**6,797**	**4,158**	**3,620**	**21**
By risk rating					
Investment grade	740	205	488	47	-
Below investment grade	13,856	6,592	3,670	3,573	21
Total by risk	**14,596**	**6,797**	**4,158**	**3,620**	**21**
By reference entity					
Brazilian government	10,558	6,400	1,624	2,534	-
Governments – abroad	221	31	187	3	-
Private entities	3,817	366	2,347	1,083	21
Total by entity	**14,596**	**6,797**	**4,158**	**3,620**	**21**

	12/31/2019				
	Maximum potential of future payments, gross	Up to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years
By instrument					
CDS	6,283	1,013	2,675	2,539	56
TRS	4,161	4,161	-	-	-
Total by instrument	**10,444**	**5,174**	**2,675**	**2,539**	**56**
By risk rating					
Investment grade	1,049	135	602	312	-
Below investment grade	9,395	5,039	2,073	2,227	56
Total by risk	**10,444**	**5,174**	**2,675**	**2,539**	**56**
By reference entity					
Brazilian government	7,301	4,921	1,117	1,263	-
Governments – abroad	200	34	88	78	-
Private entities	2,943	219	1,470	1,198	56
Total by entity	**10,444**	**5,174**	**2,675**	**2,539**	**56**

ITAÚ UNIBANCO HOLDING assesses the risk of a credit derivative based on the credit ratings attributed to the reference entity by independent credit rating agencies. Investment grade entities are those for which credit risk is rated as Baa3 or higher, as rated by Moody's, and BBB- or higher, by Standard & Poor's and Fitch Ratings.

The following table presents the notional amount of credit derivatives purchased. The underlying amounts are identical to those for which ITAÚ UNIBANCO HOLDING has sold credit protection.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 | 56

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 57 Notional amount of credit protection sold Notional amount of credit protection purchased with identical underlying amount Net position CDS (9,373) 1,753 (7,620) TRS (5,223) (5,223) Total (14,596) 1,753 (12,843) Notional amount of credit protection sold Notional amount of credit protection purchased with identical underlying amount Net position CDS (6,283) 2,295 (3,988) TRS (4,161) (4,161) Total (10,444) 2,295 (8,149) 06/30/2020 12/31/2019

V - Financial instruments subject to offsetting, enforceable master netting arrangements and similar agreements

The following tables set forth the financial assets and liabilities that are subject to offsetting, enforceable master netting arrangements and similar agreements, as well as how these financial assets and liabilities have been presented in ITAÚ UNIBANCO HOLDING's consolidated financial statements. These tables also reflect the amounts of collateral pledged or received in relation to financial assets and liabilities subject to enforceable arrangements that have not been presented on a net basis in accordance with IAS 32.

Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements:

	06/30/2020					
	Gross amount of recognized financial assets [1]	Gross amount offset in the Balance Sheet	Net amount of financial assets presented in the Balance Sheet	Related amounts not offset in the Balance Sheet [2]		Total
				Financial instruments [3]	Cash collateral received	
Securities purchased under agreements to resell	302,852	-	302,852	(2,281)	-	300,571
Derivatives financial instruments	84,169	-	84,169	(21,848)	-	62,321

	12/31/2019					
	Gross amount of recognized financial assets [1]	Gross amount offset in the Balance Sheet	Net amount of financial assets presented in the Balance Sheet	Related amounts not offset in the Balance Sheet [2]		Total
				Financial instruments [3]	Cash collateral received	
Securities purchased under agreements to resell	198,422	-	198,422	(596)	-	197,826
Derivatives financial instruments	41,854	-	41,854	(14,121)	-	27,733

Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements:

	06/30/2020					
	Gross amount of recognized financial liabilities [1]	Gross amount offset in the Balance Sheet	Net amount of financial liabilities presented in the Balance Sheet	Related amounts not offset in the Balance Sheet [2]		Total
				Financial instruments [3]	Cash collateral pledged	
Securities sold under repurchase agreements	302,391	-	302,391	(42,713)	-	259,678
Derivatives financial instruments	89,783	-	89,783	(21,848)	(114)	67,821

	12/31/2019					
	Gross amount of recognized financial liabilities [1]	Gross amount offset in the Balance Sheet	Net amount of financial liabilities presented in the Balance Sheet	Related amounts not offset in the Balance Sheet [2]		Total
				Financial instruments [3]	Cash collateral pledged	
Securities sold under repurchase agreements	256,583	-	256,583	(23,509)	-	233,074
Derivatives financial instruments	47,828	-	47,828	(14,121)	(148)	33,559

(1) Includes amounts of master offset agreements and other such agreements, both enforceable and unenforceable.

(2) Limited to amounts subject to enforceable master offset agreements and other such agreements.

(3) Includes amounts subject to enforceable master offset agreements and other such agreements, and guarantees in financial instruments.

Financial assets and financial liabilities are offset in the balance sheet only when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Derivatives financial instruments and repurchased agreements not set off in the balance sheet relate to transactions in which there are enforceable master netting agreements or similar agreements, but the offset criteria have not been met in accordance with paragraph 42 of IAS 32 mainly because ITAÚ UNIBANCO HOLDING has no intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 | 58

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 59 Note 7 – Hedge accounting There are three types of hedge relations: Fair value hedge, Cash flow hedge and Hedge of net investment in foreign operations. In hedge accounting, the groups of risk factors measured by ITAÚ UNIBANCO HOLDING are: Interest Rate: Risk of loss in transactions subject to interest rate variations; Currency: Risk of loss in transactions subject to foreign exchange variation. The structure of risk limits is extended to the risk factor level, where specific limits aim at improving the monitoring and understanding process, as well as avoiding concentration of these risks. The structures designed for interest rate and exchange rate categories take into account total risk when there are compatible hedging instruments. In certain cases, management may decide to hedge a risk for the risk factor term and limit of the hedging instrument. The other risk factors hedged by the institution are shown in Note 32. To protect cash flows and fair value of instruments designated as hedged items, ITAÚ UNIBANCO HOLDING uses derivative financial instruments and financial assets. Currently, Futures Contracts, Options, NDF (non deliverable forwards), Forwards, Swaps and Financial Assets are used. ITAÚ UNIBANCO HOLDING manages risks through the economic relationship between hedging instruments and hedged items, where the expectation is that these instruments will move in opposite directions and in the same proportion, with the purpose of neutralizing risk factors. The designated coverage ratio is always 100% of the risk factor eligible for coverage. Sources of ineffectiveness are in general related to the counterparty’s credit risk and possible mismatches of terms between the hedging instrument and the hedged item. a) Cash flow hedge The cash flow hedge strategies of ITAÚ UNIBANCO HOLDING consist of hedging exposure to variations in cash flows, in interest payment and currency exposure which are attributable to changes in interest rates on recognized and unrecognized assets and liabilities. ITAÚ UNIBANCO HOLDING applies cash flow hedge strategies as follows: Interest rate risks: Hedge of time deposits and repurchase agreements: to hedge fluctuations in cash flows of interest payments resulting from changes in the DI interest rate, through futures contracts; Hedge of asset transactions: to hedge fluctuations in cash flows of interest receipts resulting from changes in the DI rate, through futures contracts; Hedge of assets denominated in UF*: to hedge fluctuations in cash flows of interest receipts resulting from changes in the UF*, through swap contracts; Hedge of Funding: to hedge fluctuations in cash flows of interest payments resulting from changes in the TPM* rate, through swap contracts; Hedge of loan operations: to hedge fluctuations in cash flows of interest receipts resulting from changes in the TPM* rate, through swap contracts; Hedge of repurchase agreements: to hedge fluctuations in cash flows of interest received from changes in Selic (benchmark interest rate), through futures contracts; Hedging of expected highly probable transactions: to hedge the risk of variation in the amount of the commitments assumed when resulting from variation in the exchange rates. *UF – Chilean unit of account / TPM – Monetary policy rate ITAÚ UNIBANCO HOLDING does not use the qualitative method to evaluate the effectiveness or to measure the ineffectiveness of these strategies. For cash flow hedge strategies, ITAÚ UNIBANCO HOLDING uses the hypothetical derivative method. This method is based on a comparison of the change in the fair value of a hypothetical derivative with terms identical to the critical terms of the variable-rate liability, and this change in the fair value is considered a proxy of the present value of the cumulative change in the future cash flow expected for the hedged liability.

Strategies	Heading	06/30/2020					
		Hedged item				Hedge instrument	
		Book Value		Variation in value recognized in Other comprehensive income	Cash flow hedge reserve	Notional Amount	Variation in fair value used to calculate hedge ineffectiveness
		Assets	Liabilities				
Interest rate risk							
Hedge of deposits and repurchase agreements	Securities purchased under agreements to resell	-	102,316	(3,159)	(3,411)	102,359	(3,159)
Hedge of assets transactions	Loans and lease operations and Securities	5,788	-	185	185	5,972	185
Hedge of asset-backed securities under repurchase agreements	Securities purchased under agreements to resell	29,372	-	1,143	1,143	31,153	1,143
Hedge of loan operations	Loans and lease operations	304	-	17	17	287	19
Hedge of funding	Deposits	-	4,947	(145)	(142)	4,802	(145)
Hedge of assets denominated in UF	Securities	8,766	-	99	99	8,667	101
Foreign exchange risk							
Hedge of highly probable forecast transactions		391	-	29	263	391	29
Total		**44,621**	**107,263**	**(1,831)**	**(1,846)**	**153,631**	**(1,827)**

Strategies	Heading	12/31/2019					
		Hedged item				Hedge instrument	
		Book Value		Variation in value recognized in Other comprehensive income	Cash flow hedge reserve	Notional Amount	Variation in fair value used to calculate hedge ineffectiveness
		Assets	Liabilities				
Interest rate risk							
Hedge of deposits and repurchase agreements	Securities purchased under agreements to resell	-	24,543	(2,808)	(3,310)	24,543	(2,814)
Hedge of assets transactions	Loans and lease operations and Securities	5,564	-	91	91	5,656	91
Hedge of asset-backed securities under repurchase agreements	Securities purchased under agreements to resell	30,896	-	520	520	32,130	523
Hedge of loan operations	Loans and lease operations	269	-	12	12	257	14
Hedge of funding	Deposits	-	4,617	(27)	(22)	4,590	(27)
Hedge of assets denominated in UF	Securities	12,588	-	6	6	12,582	5
Foreign exchange risk							
Hedge of highly probable forecast transactions		294	-	(11)	179	294	(11)
Total		**49,611**	**29,160**	**(2,217)**	**(2,524)**	**80,052**	**(2,219)**

For strategies of deposits and repurchase agreements to resell, asset transactions and asset-backed securities under repurchase agreements, the entity frequently reestablishes the coverage ratio, since both the hedged item and the instruments change over time. This occurs because they are portfolio strategies that reflect the risk management strategy guidelines approved in the proper authority level.

The remaining balance in the reserve of cash flow hedge for which the hedge accounting is no longer applied is R$ (15) (R$ (307) at 12/31/2019).

Hedge Instruments	06/30/2020						
	Notional amount	Book Value (*)		Variations in fair value used to calculate hedge ineffectiveness	Variation in value recognized in Other comprehensive income	Hedge ineffectiveness recognized in income	Amount reclassified from Cash flow hedge reserve to income
		Assets	Liabilities				
Interest rate risk							
Futures	139,484	82	-	(1,831)	(1,830)	(1)	(249)
Swap	13,756	4,947	9,074	(25)	(30)	5	-
Foreign exchange risk							
Futures	391	-	277	29	29	-	-
Total	**153,631**	**5,029**	**9,351**	**(1,827)**	**(1,831)**	**4**	**(249)**

Hedge Instruments	12/31/2019						
	Notional amount	Book Value (*)		Variations in fair value used to calculate hedge ineffectiveness	Variation in value recognized in Other comprehensive income	Hedge ineffectiveness recognized in income	Amount reclassified from Cash flow hedge reserve to income
		Assets	Liabilities				
Interest rate risk							
Futures	62,329	-	14	(2,200)	(2,197)	(3)	(762)
Swap	17,429	4,617	12,858	(8)	(9)	1	-
Foreign exchange risk							
Futures	294	-	156	(11)	(11)	-	-
Total	**80,052**	**4,617**	**13,028**	**(2,219)**	**(2,217)**	**(2)**	**(762)**

(*) Amounts recorded under heading Derivatives.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 | 60

b) Hedge of net investment in foreign operations

ITAÚ UNIBANCO HOLDING's strategies for net investments in foreign operations consist of hedging the exposure in the functional currency of the foreign operation against the functional currency of head office, by contracting DDI futures, NDF and financial assets.

The risk hedged in this type of strategy is the currency risk.

ITAÚ UNIBANCO HOLDING does not use the qualitative method to evaluate the effectiveness or to measure the ineffectiveness of these strategies.

Instead, ITAÚ UNIBANCO HOLDING uses the Dollar Offset Method, which is based on a comparison of the change in fair value (cash flow) of the hedging instrument, attributable to changes in the exchange rate and the gain (loss) arising from variations in exchange rates on the amount of investment abroad designated as the object of the hedge.

Strategies	06/30/2020					
	Hedged item				Hedge instrument	
	Book Value [2]		Variation in value recognized in Other comprehensive income	Foreign currency convertion reserve	Notional amount	Variation in fair value used to calculate hedge ineffectiveness
	Assets	Liabilities				
Foreign exchange risk						
Hedge of net investment in foreign operations [1]	17,345	-	(14,564)	(14,564)	27,295	(14,567)
Total	**17,345**	**-**	**(14,564)**	**(14,564)**	**27,295**	**(14,567)**

Strategies	12/31/2019					
	Hedged item				Hedge instrument	
	Book Value [2]		Variation in value recognized in Other comprehensive income	Foreign currency convertion reserve	Notional amount	Variation in fair value used to calculate hedge ineffectiveness
	Assets	Liabilities				
Foreign exchange risk						
Hedge of net investment in foreign operations [1]	14,396	-	(7,217)	(7,217)	16,947	(7,220)
Total	**14,396**	**-**	**(7,217)**	**(7,217)**	**16,947**	**(7,220)**

(1) Hedge instruments consider the gross tax position.
(2) Amounts recorded under heading Derivatives - Hedge of investments in foreign operation.

Hedge instruments	06/30/2020						
	Notional amount	Book Value (*)		Variations in fair value used to calculate hedge ineffectiveness	Variation in the value recognized in Other comprehensive income	Hedge ineffectiveness recognized in income	Amount reclassified from foreign currency convertion reserve into income
		Assets	Liabilities				
Foreign exchange risk							
Futures	46,836	11	-	(20,951)	(20,914)	(37)	-
Forward	(4,239)	4,247	-	395	368	27	-
NDF - Non Deliverable Forward	(15,192)	386	-	5,722	5,713	9	-
Financial Assets	(110)	110	-	267	269	(2)	-
Total	**27,295**	**4,754**	**-**	**(14,567)**	**(14,564)**	**(3)**	**-**

Hedge instruments	12/31/2019						
	Notional amount	Book Value (*)		Variations in fair value used to calculate hedge ineffectiveness	Variation in the value recognized in Other comprehensive income	Hedge ineffectiveness recognized in income	Amount reclassified from foreign currency convertion reserve into income
		Assets	Liabilities				
Foreign exchange risk							
Futures	32,966	228	-	(12,329)	(12,292)	(37)	-
Forward	(2,990)	2,977	-	408	381	27	-
NDF - Non Deliverable Forward	(11,525)	260	-	4,443	4,434	9	-
Financial Assets	(1,504)	1,523	-	258	260	(2)	-
Total	**16,947**	**4,988**	**-**	**(7,220)**	**(7,217)**	**(3)**	**-**

(*) Amounts recorded under heading Derivatives.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 | 61

c) Fair value hedge

The fair value hedging strategy of ITAÚ UNIBANCO HOLDING consists of hedging the exposure to variation in fair value on the receipt and payment of interest on recognized assets and liabilities.

ITAÚ UNIBANCO HOLDING applies fair value hedges as follows:

Interest rate risk:

- To protect the risk of variation in the fair value of receipt and payment of interest resulting from variations in the fair value of the variable rates involved, by contracting swaps and futures.

ITAÚ UNIBANCO HOLDING does not use the qualitative method to evaluate the effectiveness or to measure the ineffectiveness of these strategies.

Instead, ITAÚ UNIBANCO HOLDING uses the percentage approach and dollar offset method:

- The percentage approach is based on the calculation of change in the fair value of the revised estimate for the hedged position (hedged item) attributable to the protected risk versus the change in the fair value of the derivative hedging instrument.

- The dollar offset method is based on the difference between the variation in the fair value of the hedging instrument and the variation in the fair value of the hedged item attributed to changes in the interest rate.

The effects of hedge accounting on the financial position and performance of ITAÚ UNIBANCO HOLDING are presented below:

Strategies	06/30/2020						
	Hedge Item					Hedge Instruments (2)	
	Book Value (1)		Fair value		Variation in fair value recognized in income	Notional amount	Variation in fair value used to calculate hedge ineffectiveness
	Assets	Liabilities	Assets	Liabilities			
Interest rate risk							
Hedge of loan operations	8,993	-	9,401	-	408	8,993	(415)
Hedge of funding	-	9,708	-	11,255	(1,547)	9,708	1,539
Hedge of securities at fair value through other comprehensive income	9,011	-	9,214	-	203	9,227	(201)
Total	**18,004**	**9,708**	**18,615**	**11,255**	**(936)**	**27,928**	**923**

Strategies	12/31/2019						
	Hedge Item					Hedge Instruments	
	Book Value (1)		Fair value		Variation in fair value recognized in income	Notional amount	Variation in fair value used to calculate hedge ineffectiveness
	Assets	Liabilities	Assets	Liabilities			
Interest rate risk							
Hedge of loan operations	7,386	-	7,642	-	256	7,386	(264)
Hedge of funding	-	7,436	-	8,195	(759)	7,436	775
Hedge of securities at fair value through other comprehensive income	4,482	-	4,574	-	92	4,609	(85)
Total	**11,868**	**7,436**	**12,216**	**8,195**	**(411)**	**19,431**	**426**

(1) Amounts recorded under heading Deposits, Securities, Funds from Interbank Markets and Loan and Lease Operations.

(2) Comprises the amount of R$ 5,041 at 06/30/2020, related to instruments exposed by the change in reference interest rates - IBORs.

For loan operations strategies, the entity reestablishes the coverage ratio, since both the hedged item and the instruments change over time. This occurs because they are portfolio strategies that reflect the risk management strategy guidelines approved in the proper authority level.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 | 62

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 63 Assets Liabilities Interest rate risk Swap (2) 27,928 2,423 6,173 923 (13) Total 27,928 2,423 6,173 923 (13) Assets Liabilities Interest rate risk Swap (2) 19,431 766 4,636 426 15 Total 19,431 766 4,636 426 15 (1) Amounts recorded under heading Derivatives. (2) The amount of R$ 173 is no longer qualified as hedge, with effect on result of R$ (15) (R$ 408 at 12/31/2019, with effect on result of R$ (15) from 01/01 to 12/31/2019). 06/30/2020 Hedge Instruments Book value (1) Notional amount Variation in fair value used to calculate hedge ineffectiveness Hedge ineffectiveness recognized in income Hedge Instruments 12/31/2019 Notional amount Book value (1) Variation in fair value used to calculate hedge ineffectiveness Hedge ineffectiveness recognized in income

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 64 The table below presents, for each strategy, the notional amount and the fair value adjustments of hedge instruments and the book value of the hedged item: Hedged item Hedged item Notional amount Fair value adjustments Book Value Notional amount Fair value adjustments Book Value 1 02,359 7 3 1 02,316 24,543 (37) 24,543 3 91 2 9 3 91 294 (11) 294 2 7,295 4 ,754 1 7,345 16,947 4,988 14,396 8 ,993 (415) 8 ,993 7,386 (264) 7,386 2 87 1 9 3 04 257 14 269 9 ,708 1 ,539 9 ,708 7,436 775 7,436 4 ,802 (145) 4 ,947 4,590 (27) 4,617 5 ,972 1 85 5 ,788 5,656 91 5,564 3 1,153 1 2 2 9,372 32,130 20 30,896 8 ,667 1 01 8 ,766 12,582 5 12,588 9 ,227 (201) 9 ,011 4,609 (85) 4,482 5 ,951 5,469 0-1 year 1-2 years 2-3 years 3-4 years 4-5 years 5-10 years over 10 years Total 67,413 19,565 9,068 1,578 4,191 544 102,359 391 391 27,295 27,295 1,087 2,162 2,013 1,380 628 1,354 369 8,993 27 227 33 287 331 1,044 580 5,436 2,317 9,708 2,278 2,048 200 276 4,802 1,912 4,060 5,972 12,535 10,409 7,429 780 31,153 8,599 68 8,667 6,152 683 74 98 2,220 9,227 127,689 37,505 1 9,661 5,006 6,477 9,830 2,686 208,854 0-1 year 1-2 years 2-3 years 3-4 years 4-5 years 5-10 years over 10 years Total 5,533 4,409 1,627 8,464 4,510 24,543 294 294 16,947 16,947 381 2,490 1,248 993 623 1,111 540 7,386 27 156 74 257 299 152 375 423 129 4,220 1,838 7,436 2,562 1,646 161 221 4,590 3,671 1,985 5,656 6,225 18,739 812 5,621 733 32,130 9,628 2,954 12,582 4,230 28 351 4,609 46,126 32,571 6 ,149 17,147 913 11,146 2,378 116,430 Hedge of securities at fair value through other comprehensive income Total (*) Classified as current, since instruments are frequently renewed. Hedge of funding (Fair value) Hedge of funding (Cash flow) Hedge of assets transactions Hedge of asset-backed securities under repurchase agreements Hedge of assets denominated in UF Hedge of loan operations (Cash flow) 12/31/2019 Hedge of deposits and repurchase agreements Hedge of highly probable forecast transactions Hedge of net investment in foreign operations (*) Hedge of loan operations (Fair value) Total Hedge of highly probable forecast transactions Hedge of net investment in foreign operations (*) Hedge of loan operations (Fair value) Hedge of loan operations (Cash flow) Hedge of funding (Fair value) Hedge of funding (Cash flow) Hedge of assets transactions Hedge of asset-backed securities under repurchase agreements Hedge of assets denominated in UF Hedge of securities at fair value through other comprehensive income Hedge of asset-backed securities under repurchase agreements Hedge of assets denominated in UF Hedge of securities at fair value through other comprehensive income Total The table below shows the breakdown by maturity of the hedging strategies: 06/30/2020 Hedge of deposits and repurchase agreements Hedge of assets transactions Hedge of deposits and repurchase agreements Hedge of highly probable forecast transactions Hedge of net investment in foreign operations Hedge of loan operations (Fair value) Hedge of loan operations (Cash flow) Hedge of funding (Fair value) Hedge of funding (Cash flow) Strategies 06/30/2020 12/31/2019 Hedge instruments Hedge instruments

Note 8 – Financial Assets at Fair Value Through Other Comprehensive Income - Securities

The fair value and corresponding gross carrying amount of Financial Assets at Fair Value Through Other Comprehensive Income - Securities assets are as follows:

	06/30/2020				12/31/2019			
	Gross carrying amount	Fair value adjustments (in stockholders' equity) [2]	Expected loss	Fair value	Gross carrying amount	Fair value adjustments (in stockholders' equity)	Expected loss	Fair value
Brazilian government securities [1a]	**62,846**	**1,646**	**-**	**64,492**	**48,718**	**2,014**	**-**	**50,732**
Other government securities	**36**	**-**	**(36)**	**-**	**36**	**-**	**(36)**	**-**
Government securities – abroad [1b]	**34,945**	**6**	**(7)**	**34,944**	**20,638**	**(64)**	**(3)**	**20,571**
Germany	31	-	-	31	23	-	-	23
Colombia	3,787	54	(1)	3,840	3,851	27	-	3,878
Chile	24,803	109	-	24,912	11,119	89	-	11,208
United States	2,517	-	-	2,517	2,758	(2)	-	2,756
Italy	-	-	-	-	328	1	-	329
Paraguay	2,986	(161)	(6)	2,819	1,957	(174)	(3)	1,780
Uruguay	821	4	-	825	602	(5)	-	597
Corporate debt securities [1c]	**7,007**	**(92)**	**(72)**	**6,843**	**5,308**	**96**	**(47)**	**5,357**
Negotiable Shares	1,345	(30)	-	1,315	83	66	-	149
Bank deposit certificates	86	3	-	89	2,371	-	-	2,371
Securitized real estate loans	-	-	-	-	25	1	-	26
Debentures	1,405	(104)	(48)	1,253	387	(10)	(43)	334
Eurobonds and others	4,168	39	(21)	4,186	2,439	39	(1)	2,477
Other	3	-	(3)	-	3	-	(3)	-
Total	**104,834**	**1,560**	**(115)**	**106,279**	**74,700**	**2,046**	**(86)**	**76,660**

(1) Financial assets at fair value through other comprehensive income - Securities pledged in guarantee of funding transactions of financial institutions and customers were: a) R$ 21,853 (R$ 27,864 at 12/31/2019), b) R$ 606 (R$ 590 at 12/31/2019) and c) 1,044, totaling R$ 23,503 (R$ 28,454 at 12/31/2019).

(2) In the period, the result of Adjustment to Fair Value of Financial Assets (particularly private securities) had their amounts affected by oscillations of rates and other market variables arising from the impact of the COVID-19 pandemic on the macroeconomic scenario in the period (Note 33a).

The gross carrying amount and the fair value of financial assets through other comprehensive income - securities by maturity are as follows:

	06/30/2020		12/31/2019	
	Gross carrying amount	Fair value	Gross carrying amount	Fair value
Current	**28,778**	**28,799**	**10,258**	**10,272**
Non-stated maturity	1,345	1,315	83	149
Up to one year	27,433	27,484	10,175	10,123
Non-current	**76,056**	**77,480**	**64,442**	**66,388**
From one to five years	51,770	53,284	45,704	46,456
From five to ten years	14,934	14,993	11,101	11,649
After ten years	9,352	9,203	7,637	8,283
Total	**104,834**	**106,279**	**74,700**	**76,660**

Equity instruments at fair value through other comprehensive income - securities are presented in the table below:

	06/30/2020			
	Gross carrying amount	Adjustments to fair value (in Stockholders' equity)	Expected loss	Fair Value
Negotiable shares	1,345	(30)	-	1,315
Total	**1,345**	**(30)**	**-**	**1,315**

	12/31/2019			
	Gross carrying amount	Adjustments to fair value (in Stockholders' equity)	Expected loss	Fair Value
Negotiable shares	83	66	-	149
Total	**83**	**66**	**-**	**149**

In the period there was no receipt of dividends and there was no reclassification in Stockholders´ Equity.

ITAÚ UNIBANCO HOLDING adopted the option of designating equity instruments at fair value through other comprehensive income due to the particularities of a certain market.

	06/30/2020		12/31/2019	
	Gross carrying amount	Fair Value	Gross carrying amount	Fair Value
Current	**1,345**	**1,315**	**83**	**149**
Non-stated maturity	1,345	1,315	83	149

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 | 65

Reconciliation of expected loss for Other financial assets, segregated by stages:

Stage 1	Expected loss 12/31/2019	Gains / (Losses)	Purchases	Settlements	Transfer to stage 2	Transfer to stage 3	Cure from stage 2	Cure from stage 3	Expected loss 06/30/2020
Financial assets at fair value through other comprehensive income	**(86)**	**(28)**	**(6)**	**5**	**-**	**-**	**-**	**-**	**(115)**
Brazilian government securities	**(36)**	-	-	-	-	-	-	-	**(36)**
Other	(36)	-	-	-	-	-	-	-	(36)
Government securities - other countries	**(3)**	**(3)**	**(1)**	-	-	-	-	-	**(7)**
Corporate debt securities	**(47)**	**(25)**	**(5)**	**5**	-	-	-	-	**(72)**
Debentures	(43)	(4)	(1)	-	-	-	-	-	(48)
Eurobonds and others	(1)	(21)	(4)	5	-	-	-	-	(21)
Other	(3)	-	-	-	-	-	-	-	(3)

Stage 1	Expected loss 12/31/2018	Gains / (Losses)	Purchases	Settlements	Transfer to stage 2	Transfer to stage 3	Cure from stage 2	Cure from stage 3	Expected loss 12/31/2019
Financial assets at fair value through other comprehensive income	**(85)**	**-**	**(1)**	**-**	**-**	**-**	**-**	**-**	**(86)**
Brazilian government securities	**(36)**	-	-	-	-	-	-	-	**(36)**
Other	(36)	-	-	-	-	-	-	-	(36)
Government securities - other countries	-	**(2)**	**(1)**	-	-	-	-	-	**(3)**
Corporate debt securities	**(49)**	**2**	-	-	-	-	-	-	**(47)**
Debentures	(43)	-	-	-	-	-	-	-	(43)
Eurobond and others	(3)	2	-	-	-	-	-	-	(1)
Other	(3)	-	-	-	-	-	-	-	(3)

Note 9 - Financial assets at amortized cost - Securities

The Financial assets at amortized cost - Securities are as follows:

	06/30/2020			12/31/2019		
	Amortized Cost	Expected Loss	Net Amortized Cost	Amortized Cost	Expected Loss	Net Amortized Cost
Brazilian government securities (1a)	**65,009**	**(47)**	**64,962**	**56,355**	**(52)**	**56,303**
Government securities – abroad	**17,378**	**(31)**	**17,347**	**17,226**	**-**	**17,226**
Colombia	354	(1)	353	335	-	335
Chile	811	-	811	621	-	621
Korea	2,863	(6)	2,857	3,427	-	3,427
Spain	4,980	(14)	4,966	4,984	-	4,984
United States	-	-	-	80	-	80
Mexico	8,319	(10)	8,309	7,763	-	7,763
Uruguay	51	-	51	16	-	16
Corporate debt securities (1b)	**54,731**	**(3,209)**	**51,522**	**59,538**	**(2,601)**	**56,937**
Rural product note	4,800	(87)	4,713	5,388	(47)	5,341
Bank deposit certificates	11	-	11	54	-	54
Real estate receivables certificates	5,635	(22)	5,613	5,844	(2)	5,842
Debentures	37,594	(3,007)	34,587	41,053	(2,532)	38,521
Eurobonds and others	432	(16)	416	1,083	(1)	1,082
Promissory notes	4,573	(53)	4,520	5,001	(3)	4,998
Other	1,686	(24)	1,662	1,115	(16)	1,099
Total	**137,118**	**(3,287)**	**133,831**	**133,119**	**(2,653)**	**130,466**

(1) Financial Assets at Amortized Cost – Securities Pledged as Collateral of Funding Transactions of Financial Institutions and Customers were: a) R$ 7,335 (R$ 9,583 at 12/31/2019) and b) R$ 23,656 (R$ 17,457 at 12/31/2019), totaling R$ 30,991 (R$ 27,040 at 12/31/2019).

The amortized cost of Financial assets at amortized cost - Securities by maturity is as follows:

	06/30/2020		12/31/2019	
	Amortized Cost	Net Amortized Cost	Amortized Cost	Net Amortized Cost
Current	**39,055**	**38,629**	**30,113**	**29,766**
Up to one year	39,055	38,629	30,113	29,766
Non-current	**98,063**	**95,202**	**103,006**	**100,700**
From one to five years	58,278	56,885	57,120	56,178
From five to ten years	28,231	27,104	34,599	33,512
After ten years	11,554	11,213	11,287	11,010
Total	**137,118**	**133,831**	**133,119**	**130,466**

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 | 66

Reconciliation of expected loss to financial assets at amortized cost - securities, segregated by stages:

Stage 1	Expected loss 12/31/2019	Gains / (Losses)	Purchases	Settlements	Transfer to Stage 2	Transfer to Stage 3	Cure from Stage 2	Cure from Stage 3	Expected loss 06/30/2020
Financial assets at amortized cost	(198)	(471)	(129)	130	19	-	-	-	(649)
Brazilian government securities	(52)	5	-	-	-	-	-	-	(47)
Government securities - other countries	-	(30)	(10)	9	-	-	-	-	(31)
Colombia	-	(3)	-	2	-	-	-	-	(1)
Korea	-	(6)	-	-	-	-	-	-	(6)
Spain	-	(14)	-	-	-	-	-	-	(14)
Mexico	-	(7)	(10)	7	-	-	-	-	(10)
Corporate debt securities	(146)	(446)	(119)	121	19	-	-	-	(571)
Rural product note	(9)	(49)	(27)	7	-	-	-	-	(78)
Real estate receivables certificates	(2)	(21)	(8)	9	-	-	-	-	(22)
Debentures	(131)	(295)	(59)	88	19	-	-	-	(378)
Eurobond and others	(1)	(20)	(2)	7	-	-	-	-	(16)
Promissory notes	(3)	(47)	(10)	7	-	-	-	-	(53)
Other	-	(14)	(13)	3	-	-	-	-	(24)

Stage 2	Expected loss 12/31/2019	Gains / (Losses)	Purchases	Settlements	Transfer to Stage 1	Transfer to Stage 3	Cure from Stage 1	Cure from Stage 3	Expected loss 06/30/2020
Financial assets at amortized cost	(58)	(49)	(68)	51	-	54	(19)	(13)	(102)
Corporate debt securities	(58)	(49)	(68)	51	-	54	(19)	(13)	(102)
Rural product note	(5)	(5)	-	-	-	1	-	-	(9)
Debentures	(53)	(43)	(68)	50	-	53	(19)	(13)	(93)
Eurobond and others	-	(1)		1	-	-	-	-	-

Stage 3	Expected loss 12/31/2019	Gains / (Losses)	Purchases	Settlements	Transfer to Stage 1	Transfer to Stage 2	Cure from Stage 1	Cure from Stage 2	Expected loss 06/30/2020
Financial assets at amortized cost	(2,397)	(1,119)	(63)	1,084	-	13	-	(54)	(2,536)
Corporate debt securities	(2,397)	(1,119)	(63)	1,084	-	13	-	(54)	(2,536)
Rural product note	(33)	(9)		43	-	-	-	(1)	-
Debentures	(2,348)	(1,126)	(33)	1,011	-	13	-	(53)	(2,536)
Other	(16)	16	(30)	30	-	-	-	-	-

Stage 1	Expected loss 12/31/2018	Gains / (Losses)	Purchases	Settlements	Transfer to Stage 2	Transfer to Stage 3	Cure from Stage 2	Cure from Stage 3	Expected loss 12/31/2019
Financial assets at amortized cost	(223)	36	(38)	48	74	-	(75)	(20)	(198)
Brazilian government securities	-	7	-	-	-	-	(59)	-	(52)
Government securities - other countries - Colombia	(4)	5	(3)	2	-	-	-	-	-
Corporate debt securities	(219)	24	(35)	46	74	-	(16)	(20)	(146)
Rural product note	(7)	4	(7)	1	-	-	-	-	(9)
Real estate receivables certificates	(2)	-	(4)	23	-	-	-	(19)	(2)
Debentures	(206)	19	(21)	20	74	-	(16)	(1)	(131)
Eurobond and others	(2)	-	-	1	-	-	-	-	(1)
Promissory notes	(2)	1	(3)	1	-	-	-	-	(3)

Stage 2	Expected loss 12/31/2018	Gains / (Losses)	Purchases	Settlements	Transfer to Stage 1	Transfer to Stage 3	Cure from Stage 1	Cure from Stage 3	Expected loss 12/31/2019
Financial assets at amortized cost	(824)	82	(2)	66	75	619	(74)	-	(58)
Brazilian government securities	(59)	-	-	-	59	-	-	-	-
Corporate debt securities	(765)	82	(2)	66	16	619	(74)	-	(58)
Rural product note	-	(8)	(2)	-	-	5	-	-	(5)
Debentures	(765)	90	-	66	16	614	(74)	-	(53)

Stage 3	Expected loss 12/31/2018	Gains / (Losses)	Purchases	Settlements	Transfer to Stage 1	Transfer to Stage 2	Cure from Stage 1	Cure from Stage 2	Expected loss 12/31/2019
Financial assets at amortized cost	(2,599)	(35)	(193)	1,029	20	-	-	(619)	(2,397)
Corporate debt securities	(2,599)	(35)	(193)	1,029	20	-	-	(619)	(2,397)
Rural product note	(173)	(3)	(50)	198	-	-	-	(5)	(33)
Real estate receivables certificates	(361)	16	-	326	19	-	-	-	-
Debentures	(2,037)	(48)	(127)	477	1	-	-	(614)	(2,348)
Promissory notes	(11)	-	-	11	-	-	-	-	-
Other	(17)	-	(16)	17	-	-	-	-	(16)

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 | 67

Note 10 - Loan and lease operations

a) Composition of loans and lease operations portfolio

Below is the composition of the carrying amount of loan operations and lease operations by type, sector of debtor, maturity and concentration:

Loans and lease operations by type	06/30/2020	12/31/2019
Individuals	**229,096**	**240,490**
Credit card	73,705	91,676
Personal loan	37,635	34,892
Payroll loans	50,610	49,608
Vehicles	19,469	18,968
Mortgage loans	47,677	45,346
Corporate	**128,527**	**100,789**
Micro / Small and medium companies	**102,117**	**90,733**
Foreign loans - Latin America	**200,944**	**153,779**
Total loans and lease operations	**660,684**	**585,791**
Provision for Expected Loss [1]	(46,111)	(37,508)
Total loans and lease operations, net of Expected Credit Loss	**614,573**	**548,283**

(1) Comprises Expected Credit Loss for Financial Guarantees Pledged R$ (1,223) (R$ (837) at 12/31/2019) and Commitments to be Released R$ (3,747) (R$ (3,303) at 12/31/2019).

By maturity	06/30/2020	12/31/2019
Overdue as from 1 day	22,635	21,263
Falling due up to 3 months	158,707	165,028
Falling due from 3 months to 12 months	182,554	149,388
Falling due after 1 year	296,788	250,112
Total loans and lease operations	**660,684**	**585,791**

By concentration	06/30/2020	12/31/2019
Largest debtor	7,549	5,389
10 largest debtors	35,980	29,340
20 largest debtors	52,567	44,712
50 largest debtors	83,012	71,965
100 largest debtors	114,490	97,695

The breakdown of the loans and lease operations portfolio by debtor's industry is described in Note 32, item 1.4.1 - By business sector.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 | 68

b) Gross Carrying Amount (Loan Portfolio)

Reconciliation of gross portfolio of loans and lease operations, segregated by stages:

Stage 1	Balance at 12/31/2019	Transfer to Stage 2	Transfer to Stage 3 (*)	Cure from the Stage 2	Cure from the Stage 3	Derecognition	Acquisition / (Settlement)	Closing balance 06/30/2020
Individuals	199,907	(10,917)	(1,098)	4,072	22	-	(10,100)	181,886
Corporate	91,448	(1,547)	(64)	231	101	-	27,455	117,624
Micro / Small and medium companies	77,722	(3,994)	(1,084)	1,671	779	-	9,978	85,072
Foreign loans - Latin America	132,812	(7,249)	(602)	1,259	9	-	44,478	170,707
Total	**501,889**	**(23,707)**	**(2,848)**	**7,233**	**911**	**-**	**71,811**	**555,289**

Stage 2	Balance at 12/31/2019	Transfer to Stage 1	Transfer to Stage 3	Cure from the Stage 1	Cure from the Stage 3	Derecognition	Acquisition / (Settlement)	Closing balance 06/30/2020
Individuals	19,070	(4,072)	(4,148)	10,917	467	-	(2,504)	19,730
Corporate	911	(231)	(272)	1,547	-	-	283	2,238
Micro / Small and medium companies	7,225	(1,671)	(1,308)	3,994	159	-	(196)	8,203
Foreign loans - Latin America	14,714	(1,259)	(1,407)	7,249	351	-	3,145	22,793
Total	**41,920**	**(7,233)**	**(7,135)**	**23,707**	**977**	**-**	**728**	**52,964**

Stage 3	Balance at 12/31/2019	Transfer to Stage 1	Transfer to Stage 2	Cure from the Stage 1	Cure from the Stage 2	Derecognition	Acquisition / (Settlement)	Closing balance 06/30/2020
Individuals	21,513	(22)	(467)	1,098	4,148	(6,302)	7,512	27,480
Corporate	8,430	(101)	-	64	272	790	(790)	8,665
Micro / Small and medium companies	5,786	(779)	(159)	1,084	1,308	(922)	2,524	8,842
Foreign loans - Latin America	6,253	(9)	(351)	602	1,407	(52)	(406)	7,444
Total	**41,982**	**(911)**	**(977)**	**2,848**	**7,135**	**(6,486)**	**8,840**	**52,431**

Consolidated 3 Stages	Balance at 12/31/2019	Derecognition	Acquisition / (Settlement)	Closing balance 06/30/2020
Individuals	240,490	(6,302)	(5,092)	229,096
Corporate	100,789	790	26,948	128,527
Micro / Small and medium companies	90,733	(922)	12,306	102,117
Foreign loans - Latin America	153,779	(52)	47,217	200,944
Total	**585,791**	**(6,486)**	**81,379**	**660,684**

(*) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2.

Reconciliation of gross portfolio of loan and lease operations, segregated by stages:

Stage 1	Balance at 12/31/2018	Transfer to Stage 2	Transfer to Stage 3 (*)	Cure from the Stage 2	Cure from the Stage 3	Derecognition	Acquisition / (Settlement)	Closing balance 12/31/2019
Individuals	177,488	(19,661)	(2,009)	8,680	-	-	35,409	199,907
Corporate	87,344	(904)	(36)	875	8	-	4,161	91,448
Micro / Small and medium companies	60,471	(5,484)	(823)	3,224	44	-	20,290	77,722
Foreign loans - Latin America	134,323	(12,022)	(1,001)	5,029	74	-	6,409	132,812
Total	**459,626**	**(38,071)**	**(3,869)**	**17,808**	**126**	**-**	**66,269**	**501,889**

Stage 2	Balance at 12/31/2018	Transfer to Stage 1	Transfer to Stage 3	Cure from the Stage 1	Cure from the Stage 3	Derecognition	Acquisition / (Settlement)	Closing balance 12/31/2019
Individuals	17,029	(8,680)	(7,579)	19,661	977	-	(2,338)	19,070
Corporate	2,038	(875)	(753)	904	1	-	(404)	911
Micro / Small and medium companies	6,059	(3,224)	(1,841)	5,484	483	-	264	7,225
Foreign loans - Latin America	11,768	(5,029)	(3,335)	12,022	731	-	(1,443)	14,714
Total	**36,894**	**(17,808)**	**(13,508)**	**38,071**	**2,192**	**-**	**(3,921)**	**41,920**

Stage 3	Balance at 12/31/2018	Transfer to Stage 1	Transfer to Stage 2	Cure from the Stage 1	Cure from the Stage 2	Derecognition	Acquisition / (Settlement)	Closing balance 12/31/2019
Individuals	18,047	-	(977)	2,009	7,579	(9,710)	4,565	21,513
Corporate	9,674	(8)	(1)	36	753	(868)	(1,156)	8,430
Micro / Small and medium companies	5,869	(44)	(483)	823	1,841	(2,011)	(209)	5,786
Foreign loans - Latin America	5,981	(74)	(731)	1,001	3,335	(1,710)	(1,549)	6,253
Total	**39,571**	**(126)**	**(2,192)**	**3,869**	**13,508**	**(14,299)**	**1,651**	**41,982**

Consolidated 3 Stages	Balance at 12/31/2018	Derecognition	Acquisition / (Settlement)	Closing balance 12/31/2019
Individuals	212,564	(9,710)	37,636	240,490
Corporate	99,056	(868)	2,601	100,789
Micro / Small and medium companies	72,399	(2,011)	20,345	90,733
Foreign loans - Latin America	152,072	(1,710)	3,417	153,779
Total	**536,091**	**(14,299)**	**63,999**	**585,791**

(*) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 | 69

c) Expected credit loss

Reconciliation of expected credit loss of loans and lease operations, segregated by stages:

Stage 1	Balance at 12/31/2019	Transfer to Stage 2	Transfer to Stage 3 (1)	Cure from the Stage 2	Cure from the Stage 3	Derecognition	(Increase) / Reversal	Closing balance 06/30/2020
Individuals	(5,215)	517	115	(204)	-	-	(779)	(5,566)
Corporate	(506)	176	2	(14)	(15)	-	(1,015)	(1,372)
Micro / Small and medium companies	(1,092)	168	43	(112)	(8)	-	(630)	(1,631)
Foreign loans - Latin America	(1,353)	149	9	(42)	(6)	-	(1,446)	(2,689)
Total	**(8,166)**	**1,010**	**169**	**(372)**	**(29)**	**-**	**(3,870)**	**(11,258)**

Stage 2	Balance at 12/31/2019	Transfer to Stage 1	Transfer to Stage 3	Cure from the Stage 1	Cure from the Stage 3	Derecognition	(Increase) / Reversal	Closing balance 06/30/2020
Individuals	(2,811)	204	1,618	(517)	(36)	-	(1,738)	(3,280)
Corporate	(91)	14	35	(176)	-	-	(570)	(788)
Micro / Small and medium companies	(890)	112	314	(168)	(32)	-	(413)	(1,077)
Foreign loans - Latin America	(2,765)	42	227	(149)	(117)	-	(1,843)	(4,605)
Total	**(6,557)**	**372**	**2,194**	**(1,010)**	**(185)**	**-**	**(4,564)**	**(9,750)**

Stage 3	Balance at 12/31/2019	Transfer to Stage 1	Transfer to Stage 2	Cure from the Stage 1	Cure from the Stage 2	Derecognition	(Increase) / Reversal	Closing balance 06/30/2020
Individuals	(11,427)	-	36	(115)	(1,618)	6,302	(5,576)	(12,398)
Corporate	(6,288)	15	-	(2)	(35)	(790)	661	(6,439)
Micro / Small and medium companies	(2,567)	8	32	(43)	(314)	922	(1,631)	(3,593)
Foreign loans - Latin America	(2,503)	6	117	(9)	(227)	52	(109)	(2,673)
Total	**(22,785)**	**29**	**185**	**(169)**	**(2,194)**	**6,486**	**(6,655)**	**(25,103)**

Consolidated 3 Stages	Balance at 12/31/2019	Derecognition	(Increase) / Reversal (2)	Closing balance at 06/30/2020 (3)
Individuals	(19,453)	6,302	(8,093)	(21,244)
Corporate	(6,885)	(790)	(924)	(8,599)
Micro / Small and medium companies	(4,549)	922	(2,674)	(6,301)
Foreign loans - Latin America	(6,621)	52	(3,398)	(9,967)
Total	**(37,508)**	**6,486**	**(15,089)**	**(46,111)**

(1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2.

(2) The increase in the Expected Credit Loss is related to the change in the macroeconomic scenario as from the second half of March 2020 and that impacted our provisioning model for expected loss (Note 33a).

(3) Comprises Expected Credit Loss for Financial Guarantees Pledged R$ (1,223) (R$ (837) at 12/31/2019) and Commitments to be Released R$ (3,747) (R$ (3,303) at 12/31/2019).

Reconciliation of expected credit loss of loans and lease operations, segregated by stages:

Stage 1	Balance at 12/31/2018	Transfer to Stage 2	Transfer to Stage 3 (1)	Cure from the Stage 2	Cure from the Stage 3	Derecognition	(Increase) / Reversal	Closing balance 12/31/2019
Individuals	(3,892)	846	282	(264)	-	-	(2,187)	(5,215)
Corporate	(520)	59	1	(158)	-	-	112	(506)
Micro / Small and medium companies	(1,123)	225	72	(148)	(10)	-	(108)	(1,092)
Foreign loans - Latin America	(1,396)	258	18	(160)	(40)	-	(33)	(1,353)
Total	**(6,931)**	**1,388**	**373**	**(730)**	**(50)**	**-**	**(2,216)**	**(8,166)**

Stage 2	Balance at 12/31/2018	Transfer to Stage 1	Transfer to Stage 3	Cure from the Stage 1	Cure from the Stage 3	Derecognition	(Increase) / Reversal	Closing balance 12/31/2019
Individuals	(2,116)	264	3,117	(846)	(155)	-	(3,075)	(2,811)
Corporate	(549)	158	245	(59)	-	-	114	(91)
Micro / Small and medium companies	(603)	148	514	(225)	(144)	-	(580)	(890)
Foreign loans - Latin America	(1,183)	160	562	(258)	(268)	-	(1,778)	(2,765)
Total	**(4,451)**	**730**	**4,438**	**(1,388)**	**(567)**	**-**	**(5,319)**	**(6,557)**

Stage 3	Balance at 12/31/2018	Transfer to Stage 1	Transfer to Stage 2	Cure from the Stage 1	Cure from the Stage 2	Derecognition	(Increase) / Reversal	Closing balance 12/31/2019
Individuals	(8,417)	-	155	(282)	(3,117)	9,710	(9,476)	(11,427)
Corporate	(8,231)	-	-	(1)	(245)	868	1,321	(6,288)
Micro / Small and medium companies	(2,873)	10	144	(72)	(514)	2,011	(1,273)	(2,567)
Foreign loans - Latin America	(2,606)	40	268	(18)	(562)	1,710	(1,335)	(2,503)
Total	**(22,127)**	**50**	**567**	**(373)**	**(4,438)**	**14,299**	**(10,763)**	**(22,785)**

Consolidated 3 Stages	Balance at 12/31/2018	Derecognition	(Increase) / Reversal (2)	Closing balance at 12/31/2019 (3)
Individuals	(14,425)	9,710	(14,738)	(19,453)
Corporate	(9,300)	868	1,547	(6,885)
Micro / Small and medium companies	(4,599)	2,011	(1,961)	(4,549)
Foreign loans - Latin America	(5,185)	1,710	(3,146)	(6,621)
Total	**(33,509)**	**14,299**	**(18,298)**	**(37,508)**

(1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2.
(2) Change in macroeconomic scenarios used gave rise, in the fourth quarter, to a reversal of the Provision for Expected Loss in the amount of R$ 8.
(3) Comprises expected credit loss for financial guarantees pledged R$ (837) (R$ (1,191) at 12/31/2018) and Commitments to be Released R$ (3,303) (R$ (2,601) at 12/31/2018).

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d) Lease operations - Lessor

Finance leases are composed of vehicles, machines, equipment and real estate in Brazil and abroad. The analysis of portfolio maturities is presented below:

	06/30/2020			12/31/2019		
	Payments receivable	Future financial income	Present value	Payments receivable	Future financial income	Present value
Current	**2,192**	**(509)**	**1,683**	**1,899**	**(421)**	**1,478**
Up to 1 year	2,192	(509)	1,683	1,899	(421)	1,478
Non-current	**10,322**	**(3,053)**	**7,269**	**8,613**	**(2,640)**	**5,973**
From 1 to 2 years	1,785	(498)	1,287	1,535	(439)	1,096
From 2 to 3 years	1,408	(419)	989	1,223	(368)	855
From 3 to 4 years	1,150	(354)	796	982	(310)	672
From 4 to 5 years	1,162	(333)	829	1,001	(287)	714
Over 5 years	4,817	(1,449)	3,368	3,872	(1,236)	2,636
Total	**12,514**	**(3,562)**	**8,952**	**10,512**	**(3,061)**	**7,451**

Financial lease revenues are composed of:

	04/01 to 06/30/2020	04/01 to 06/30/2019	01/01 to 06/30/2020	01/01 to 06/30/2019
Financial Income	158	164	324	305
Variable payments	9	8	21	17
Total	**167**	**172**	**345**	**322**

e) Operations of securitization or transfer and acquisition of financial assets

ITAÚ UNIBANCO HOLDING carried out operations of securitization or transfer of financial assets in which there was retention of credit risks of financial assets transferred under co-obligation covenants. Thus, these credits are still recorded in the Consolidated Balance Sheet and are represented as follows:

Nature of operation	06/30/2020				12/31/2019			
	Assets		Liabilities (*)		Assets		Liabilities (*)	
	Book value	Fair value	Book value	Fair value	Book value	Fair value	Book value	Fair value
Mortgage loan	500	521	499	517	1,305	1,352	1,303	1,349
Working capital	1,074	1,075	1,092	1,093	1,211	1,213	1,207	1,208
Other	-	-	-	-	-	-	1	1
Total	**1,574**	**1,596**	**1,591**	**1,610**	**2,516**	**2,565**	**2,511**	**2,558**

(*) Under Other liabilities.

From 01/01 to 06/30/2020 operations of transfer of financial assets with no retention of risks and benefits generated impact on the result of R$ 91, net of the Allowance for Loan Losses (R$ 53 from 01/01 to 06/30/2019).

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Note 11 - Investments in associates and joint ventures

a) The following table presents non-material individual investments of ITAÚ UNIBANCO HOLDING:

	06/30/2020	01/01 to 06/30/2020		
	Investment	Equity in earnings	Other comprehensive income	Total Income
Associates [(a)]	14,921	684	(16)	668
Joint ventures [(b)]	231	(80)	-	(80)
Total	**15,152**	**604**	**(16)**	**588**

	12/31/2019	01/01 to 06/30/2019		
	Investment	Equity in earnings	Other comprehensive income	Total Income
Associates [(a)]	14,870	633	3	636
Joint ventures [(b)]	227	(56)	-	(56)
Total	**15,097**	**577**	**3**	**580**

(a) At 06/30/2020, this includes interest in total capital and voting capital of the following companies: XP Inc. (46.05% total capital and 32.49% voting capital; 46.05% total capital and 32.49% voting capital at 12/31/2019); Pravaler S.A. (52.57% total capital and 42.49% voting capital, 52.67% total capital and 42.49% voting capital at 12/31/2019); Porto Seguro Itaú Unibanco Participações S.A. (42.93% total and voting capital; 42.93% at 12/31/2019); BSF Holding S.A. (49% total and voting capital; 49% at 12/31/2019); Gestora de Inteligência de Crédito S.A. (20% total and voting capital; 20% at 12/31/2019), Compañia Uruguaya de Medios de Procesamiento S.A. (31.93% total and voting capital; 31.93% at 12/31/2019); Rias Redbanc S.A. (25% total and voting capital; 25% at 12/31/2019); Kinea Private Equity Investimentos S.A. (80% total capital and 49% voting capital; 80% total capital and 49% voting capital at 12/31/2019) and Tecnologia Bancária S.A. (28.95% total and voting capital; and 28.95% at 12/31/2019). As from April 20, 2020, ITAÚ UNIBANCO HOLDING does not exercise significant influence on IRB-Brasil Resseguros S.A., so that its ownership interest is no longer classified as associate and started being classified as Financial Asset at Fair Value through Other Comprehensive Income.

(b) At 06/30/2020, this includes interest in total and voting capital of the following companies: Olimpia Promoção e Serviços S.A. (50% total and voting capital; 50% at 12/31/2019); ConectCar Soluções de Mobilidade Eletrônica S.A. (50% total and voting capital; 50% at 12/31/2019) and includes result not arising from subsidiaries' net income.

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Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 73 Note 12 – Lease Lessee ITAÚ UNIBANCO HOLDING is the lessee mainly of properties for use in its operations, which include renewal options and restatement clauses. During the period ended June 30, 2020, total cash outflow with lease amounted to R$ 617. Lease agreements in the amount of R$ 156 were renewed. There are no relevant sublease agreements. Total liabilities in accordance with remaining contractual maturities, considering their undiscounted flows, is presented below: 06/30/2020 12/31/2019 Up to 3 months 350 320 3 months to 1 year 1,003 886 From 1 to 5 years 2,753 2,457 Over 5 years 1,820 1,135 Total Financial Liability 5,926 4,798 04/01 to 06/30/2020 04/01 to 06/30/2019 01/01 to 06/30/2020 01/01 to 06/30/2019 Sublease revenues 2 7 6 11 Depreciation expenses (314) (270) (637) (534) Interest expenses (44) (70) (118) (164) Lease expenses for low value assets (22) (20) (43) (38) Variable expenses not include in lease liabilities (15) (21) (33) (41) Total (393) (374) (825) (766) Lease amounts recognized in the Consolidated Statement of Income: In the period from 01/01 to 06/30/2020, there was no impairment adjustment (01/01 to 06/30/2019 there was an impairment adjustment of R$ (113)), recorded under the heading General and Administrative Expenses.

Note 13 - Fixed assets

Fixed Assets [(1)]	Fixed assets under construction	Real estate		Other fixed assets					Total
		Land	Buildings	Improvements	Installations	Furniture and equipment	Data processing systems	Other (communication, security and transportation)	
Annual depreciation rates			4%	10%	10% to 20%	10% to 20%	20% to 50%	10% to 20%	
Cost									
Balance at 12/31/2019	**734**	**1,099**	**3,065**	**2,560**	**1,729**	**1,260**	**9,564**	**1,335**	**21,346**
Acquisitions	208	1	2	27	37	16	319	61	671
Disposals	(35)	(25)	(54)	(122)	(8)	(19)	(217)	(12)	(492)
Exchange variation	-	5	20	166	23	75	140	12	441
Transfers	(124)	-	58	56	10	-	-	-	-
Other [(2)]	11	8	(55)	23	(5)	55	(1,995)	12	(1,946)
Balance at 06/30/2020	**794**	**1,088**	**3,036**	**2,710**	**1,786**	**1,387**	**7,811**	**1,408**	**20,020**
Depreciation									
Balance at 12/31/2019	-	-	**(1,823)**	**(1,755)**	**(1,147)**	**(909)**	**(7,536)**	**(983)**	**(14,153)**
Depreciation expenses	-	-	(39)	(113)	(66)	(41)	(383)	(62)	(704)
Disposals	-	-	43	115	5	18	180	11	372
Exchange variation	-	-	(7)	(95)	(15)	(51)	(106)	(11)	(285)
Other [(2)]	-	-	6	(17)	5	(44)	1,653	(13)	1,590
Balance at 06/30/2020	-	-	**(1,820)**	**(1,865)**	**(1,218)**	**(1,027)**	**(6,192)**	**(1,058)**	**(13,180)**
Impairment									
Balance at 12/31/2019	-	-	-	-	-	-	**(27)**	-	**(27)**
Increase	-	-	-	-	-	-	-	-	-
Disposals	-	-	-	-	-	-	-	-	-
Balance at 06/30/2020	-	-	-	-	-	-	**(27)**	-	**(27)**
Book value									
Balance at 06/30/2020	**794**	**1,088**	**1,216**	**845**	**568**	**360**	**1,592**	**350**	**6,813**

(1) The contractual commitments for purchase of the fixed assets totaled R$ 52 achievable by 2020 (Note 32b 3.2 - Off balance commitments).

(2) Includes the total amount of R$ 24 related to the hyperinflationary adjustment for Argentina.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 | 74

Fixed Assets	Fixed assets under construction	Real estate		Other fixed assets					Total
		Land	Buildings	Improvements	Installations	Furniture and equipment	Data processing systems [1]	Other (communication, security and transportation)	
Annual depreciation rates			4%	10%	10% to 20%	10% to 20%	20% to 50%	10% to 20%	
Cost									
Balance at 12/31/2018	**556**	**1,084**	**3,111**	**2,487**	**1,988**	**1,209**	**9,328**	**1,253**	**21,016**
Acquisitions	473	14	38	60	10	68	868	90	1,621
Disposals	-	(8)	(30)	(97)	(10)	(7)	(534)	(5)	(691)
Exchange variation	(1)	-	(6)	(16)	(6)	(12)	(34)	(1)	(76)
Transfers	(278)	-	107	130	27	-	14	-	-
Other [2]	(16)	9	(155)	(4)	(280)	2	(78)	(2)	(524)
Balance at 12/31/2019	**734**	**1,099**	**3,065**	**2,560**	**1,729**	**1,260**	**9,564**	**1,335**	**21,346**
Depreciation									
Balance at 12/31/2018	-	-	**(1,929)**	**(1,670)**	**(1,290)**	**(834)**	**(7,128)**	**(863)**	**(13,714)**
Depreciation expenses	-	-	(79)	(191)	(136)	(87)	(1,043)	(126)	(1,662)
Disposals	-	-	21	94	8	6	483	4	616
Exchange variation	-	-	5	8	4	6	21	1	45
Other [2]	-	-	159	4	267	-	131	1	562
Balance at 12/31/2019	-	-	**(1,823)**	**(1,755)**	**(1,147)**	**(909)**	**(7,536)**	**(983)**	**(14,153)**
Impairment									
Balance at 12/31/2018	-	-	-	-	-	-	-	-	-
Increase	-	-	-	-	-	-	(27)	-	(27)
Disposals	-	-	-	-	-	-	-	-	-
Balance at 12/31/2019	-	-	-	-	-	-	**(27)**	-	**(27)**
Book value									
Balance at 12/31/2019	**734**	**1,099**	**1,242**	**805**	**582**	**351**	**2,001**	**352**	**7,166**

(1) Includes financial lease contracts, mainly related to data processing equipment, which are accounted for as financial lease operations. Assets and the liabilities are recognized in the Financial Statements.

(2) Includes the total amount of R$ 67 related to the hyperinflationary adjustment for Argentina.

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Note 14 - Goodwill and Intangible assets

	Goodwill and intangible from acquisition	Intangible assets [1]				Total
		Association for the promotion and offer of financial products and services	Software Acquired	Internally developed software	Other intangible assets [2]	
Annual amortization rates		8%	20%	20%	10% to 20%	
Cost						
Balance at 12/31/2019	**11,158**	**2,518**	**5,899**	**5,716**	**2,971**	**28,262**
Acquisitions	280	-	506	834	252	1,872
Rescissions / disposals	-	-	(87)	-	(23)	(110)
Exchange variation	1,730	247	679	-	231	2,887
Other [4]	-	(8)	(11)	-	-	(19)
Balance at 06/30/2020	**13,168**	**2,757**	**6,986**	**6,550**	**3,431**	**32,892**
Amortization						
Balance at 12/31/2019	-	**(1,057)**	**(3,206)**	**(2,497)**	**(1,242)**	**(8,002)**
Amortization expense [3]	-	(115)	(370)	(400)	(220)	(1,105)
Rescissions / disposals	-	-	87	-	22	109
Exchange variation	-	(99)	(336)	-	(190)	(625)
Other [4]	-	4	(7)	(11)	(3)	(17)
Balance at 06/30/2020	-	**(1,267)**	**(3,832)**	**(2,908)**	**(1,633)**	**(9,640)**
Impairment (Note 2.4h)						
Balance at 12/31/2019	-	-	**(171)**	**(370)**	-	**(541)**
Increase	(5,291)	(758)	-	-	-	(6,049)
Disposals	-	-	-	-	-	-
Balance at 06/30/2020	**(5,291)**	**(758)**	**(171)**	**(370)**	-	**(6,590)**
Book value						
Balance at 06/30/2020	**7,877**	**732**	**2,983**	**3,272**	**1,798**	**16,662**

(1) The contractual commitments for the purchase of the new intangible assets totaled R$ 91 achievable by 2020.
(2) Includes amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits and similar benefits.
(3) Amortization expenses related to the rights for acquisition of payrolls and associations, in the amount of R$ (316) (R$ (249) from 01/01 to 06/30/2019) are disclosed in the General and administrative expenses (Note 23).
(4) Includes the total amount of R$ 7 related to the hyperinflationary adjustment for Argentina.

ITAÚ UNIBANCO HOLDING recognized impairment adjustments of intangible assets related to the Itaú Corpbanca's business combination. It considered the value in use for Cash Generating Units (CGU) in Chile and Colombia and the cash flow was based on the result for June 2020 and internal projects of result until 2025.

The adjustment of recoverable amount results from economic conditions at June 30, 2020, of Itaú Corpbanca's market capitalization, discount rates applicable and other changes in variables triggered by the current uncertain macroeconomic condition that, when combined, resulted in an amount of CGU lower than their book values. The discount rate adopted for the impairment test was determined at the cost of capital based on the CAPM model.

Impairment was recognized in the Consolidated Statement of Income under General and administrative expenses (Note 23).

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	Goodwill and intangible from acquisition	Intangible assets [(1)]				Total
		Association for the promotion and offer of financial products and services	Software Acquired	Internally developed software	Other intangible assets [(2)]	
Annual amortization rates		8%	20%	20%	10% to 20%	
Cost						
Balance at 12/31/2018	**11,464**	**2,529**	**5,247**	**4,529**	**2,360**	**26,129**
Acquisitions	-	-	789	1,187	715	2,691
Rescissions / disposals	(26)	(4)	(93)	-	(130)	(253)
Exchange variation	(285)	22	(84)	-	6	(341)
Other [(4)]	5	(29)	40	-	20	36
Balance at 12/31/2019	**11,158**	**2,518**	**5,899**	**5,716**	**2,971**	**28,262**
Amortization						
Balance at 12/31/2018	**(26)**	**(867)**	**(2,501)**	**(1,823)**	**(1,015)**	**(6,232)**
Amortization expense [(3)]	-	(218)	(675)	(674)	(332)	(1,899)
Rescissions / disposals	26	4	28	-	130	188
Exchange variation	-	(5)	45	-	(13)	27
Other [(4)]	-	29	(103)	-	(12)	(86)
Balance at 12/31/2019	**-**	**(1,057)**	**(3,206)**	**(2,497)**	**(1,242)**	**(8,002)**
Impairment (Note 2.4h)						
Balance at 12/31/2018	**-**	**-**	**(225)**	**(343)**	**-**	**(568)**
Incresase	-	-	(4)	(27)	-	(31)
Disposals	-	-	58	-	-	58
Balance at 12/31/2019	**-**	**-**	**(171)**	**(370)**	**-**	**(541)**
Book value						
Balance at 12/31/2019	**11,158**	**1,461**	**2,522**	**2,849**	**1,729**	**19,719**

(1) The contractual commitments for the purchase of the new intangible assets totaled R$ 273 achievable by 2020.

(2) Includes amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits and similar benefits.

(3) Amortization expenses related to the rights for acquisition of payrolls and associations, in the amount of R$ (519) (R$ (452) from 01/01 to 12/31/2018) are disclosed in the General and administrative expenses (Note 23).

(4) Includes the total amount of R$ 3 related to the hyperinflationary adjustment for Argentina.

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Note 15 - Deposits

	06/30/2020			12/31/2019		
	Current	Non-current	Total	Current	Non-current	Total
Interest-bearing deposits	**365,595**	**242,791**	**608,386**	**251,882**	**172,863**	**424,745**
Time deposits	198,101	241,696	439,797	104,458	172,708	277,166
Interbank	3,739	1,095	4,834	2,866	155	3,021
Savings deposits	163,755	-	163,755	144,558	-	144,558
Non-interest bearing deposits	**118,811**	**-**	**118,811**	**82,315**	**-**	**82,315**
Demand deposits	118,787	-	118,787	82,306	-	82,306
Others Deposits	24	-	24	9	-	9
Total	**484,406**	**242,791**	**727,197**	**334,197**	**172,863**	**507,060**

Note 16 – Financial liabilities designated at fair value through profit or loss

	06/30/2020			12/31/2019		
	Current	Non-current	Total	Current	Non-current	Total
Structured notes						
Shares	4	-	4	11	-	11
Debt securities	29	139	168	38	152	190
Total	**33**	**139**	**172**	**49**	**152**	**201**

The effect of credit risk of these instruments is not significant at 06/30/2020 and 12/31/2019.

Shares and debt securities do not have a defined amount on maturity, since they vary according to stock market quotation and an exchange variation component, respectively.

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Note 17 – Securities sold under repurchase agreements and interbank and institutional market funds

a) Securities sold under repurchase agreements

The table below shows the breakdown of funds:

	Interest rate (p.a.)	06/30/2020			12/31/2019		
		Current	Non-current	Total	Current	Non-current	Total
Assets pledged as collateral		**23,401**	**882**	**24,283**	**67,065**	**2,696**	**69,761**
Government securities	2.09% to 95% of CDI	15	-	15	46,271	-	46,271
Corporate debt securities	40% of CDI to 85% of CDI	20,214	-	20,214	17,665	-	17,665
Own issue	2.25% to 16.40%	2,815	577	3,392	2,831	2,427	5,258
Foreign	0.02% to 2.20%	357	305	662	298	269	567
Assets received as collateral	1.00% to 2.15%	**192,509**	**-**	**192,509**	**140,004**	**-**	**140,004**
Right to sell or repledge the collateral	0.01% to 10.00%	**28,369**	**57,230**	**85,599**	**16,807**	**30,011**	**46,818**
Total		**244,279**	**58,112**	**302,391**	**223,876**	**32,707**	**256,583**

b) Interbank market funds

	Interest rate (p.a.)	06/30/2020			12/31/2019		
		Current	Non-current	Total	Current	Non-current	Total
Financial bills	3.72% to 17.28%	18,172	30,882	49,054	20,829	44,604	65,433
Real state credit bills	3.64% to 11.83%	1,883	1,083	2,966	6,194	1,441	7,635
Agribusiness credit bills	1.39 to 15%	14,359	6,082	20,441	14,543	6,661	21,204
Guaranteed real state notes	3.98% to 7.24%	-	7,456	7,456	-	4,320	4,320
Import and export financing	0% to 9.60%	71,488	11,964	83,452	59,810	4,812	64,622
On-lending-domestic	0% to 18%	3,920	7,774	11,694	3,863	7,785	11,648
Total		**109,822**	**65,241**	**175,063**	**105,239**	**69,623**	**174,862**

Funding for import and export financing represents credit facilities available for financing of imports and exports of Brazilian companies, in general denominated in foreign currency.

c) Institutional market funds

	Interest rate (p.a.)	06/30/2020			12/31/2019		
		Current	Non-current	Total	Current	Non-current	Total
Subordinated debt (1)	LIBOR to IGPM + 4.34%	6,986	67,852	74,838	4,098	55,364	59,462
Obligations on securities abroad	-2.05% to 30.13%	7,847	56,096	63,943	9,162	34,510	43,672
Raisings through Structured Operations Certificates (2)	0.30% to 11.72%	619	488	1,107	575	535	1,110
Total		**15,452**	**124,436**	**139,888**	**13,835**	**90,409**	**104,244**

(1) At 06/30/2020, the amount of R$ 42,580 (R$ 36,627 at 12/31/2019) is included in the Reference Equity, under the proportion defined by CMN Resolution No. 4,192, on March 01, 2013.

(2) At 06/30/2020, the fair value of raisings through Structured Operations Certificates issued is R$ 1,170 (R$ 1,204 at 12/31/2019).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 | 79

Note 18 - Other assets and liabilities

a) Other assets

	06/30/2020			12/31/2019		
	Current	Non-current	Total	Current	Non-current	Total
Financial	**74,369**	**12,196**	**86,565**	**87,498**	**7,254**	**94,752**
Receivables from credit card issuers	32,722	-	32,722	42,395	-	42,395
Deposits in guarantee for contingent liabilities, provisions and legal obligations (Note 29e)	1,387	11,777	13,164	7,990	6,530	14,520
Trading and intermediation of securities	26,319	398	26,717	26,544	207	26,751
Income receivable	3,294	7	3,301	3,236	-	3,236
Operations without credit granting characteristics, net of provisions	4,218	5	4,223	3,612	5	3,617
Insurance and reinsurance operations	1,190	8	1,198	836	511	1,347
Net amount receivables from reimbursement of provisions (Note 29d)	941	-	941	978	-	978
Deposits in guarantee of fund raisings abroad	3,716	1	3,717	1,864	1	1,865
Foreign exchange portfolio	440	-	440	-	-	-
Other	142	-	142	43	-	43
Non-financial	**9,309**	**6,695**	**16,004**	**9,323**	**5,368**	**14,691**
Sundry foreign	775	12	787	639	7	646
Prepaid expenses	2,593	1,543	4,136	3,288	1,038	4,326
Sundry domestic	2,465	6	2,471	2,916	9	2,925
Assets of post-employment benefit plans (Note 26e)	-	701	701	-	717	717
Lease right-of-use	98	4,433	4,531	211	3,597	3,808
Other	3,378	-	3,378	2,269	-	2,269

b) Other liabilities

	06/30/2020			12/31/2019		
	Current	Non-current	Total	Current	Non-current	Total
Financial	**86,121**	**4,761**	**90,882**	**113,092**	**3,989**	**117,081**
Credit card operations	66,758	-	66,758	87,361	-	87,361
Trading and intermediation of securities	13,993	157	14,150	18,062	65	18,127
Foreign exchange portfolio	-	-	-	1,245	-	1,245
Finance leases	101	4,604	4,705	207	3,924	4,131
Other	5,269	-	5,269	6,217	-	6,217
Non-financial	**37,139**	**2,363**	**39,502**	**26,275**	**2,063**	**28,338**
Funds in transit	15,416	122	15,538	10,573	11	10,584
Charging and collection of taxes and similar	5,483	-	5,483	335	-	335
Social and statutory	3,480	35	3,515	5,057	32	5,089
Deferred income	3,237	-	3,237	2,686	-	2,686
Sundry domestic	2,697	178	2,875	2,118	79	2,197
Personnel provision	2,057	92	2,149	1,569	75	1,644
Provision for sundry payments	2,350	91	2,441	1,761	63	1,824
Obligations on official agreements and rendering of payment services	1,264	-	1,264	1,114	-	1,114
Liabilities from post-employment benefit plans (Note 26e)	-	1,838	1,838	-	1,800	1,800
Other	1,155	7	1,162	1,062	3	1,065

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 | 80

Note 19 – Stockholders' equity

a) Capital

Capital is represented by 9,804,135,348 book-entry shares with no par value, of which 4,958,290,359 are common shares and 4,845,844,989 are preferred shares with no voting rights, but with tag-along rights in a public offering of shares, in an eventual transfer of control, assuring them a price equal to eighty per cent (80%) of the amount paid per voting share in the controlling block, and a dividend at least equal to that of the common shares.

The breakdown and change in shares of paid-in capital in the beginning and end of the period are shown below:

	06/30/2020			
	Number			Amount
	Common	Preferred	Total	
Residents in Brazil at 12/31/2019	4,931,023,416	1,665,657,332	6,596,680,748	65,366
Residents abroad at 12/31/2019	27,266,943	3,180,187,657	3,207,454,600	31,782
Shares of capital stock at 12/31/2019	**4,958,290,359**	**4,845,844,989**	**9,804,135,348**	**97,148**
Shares of capital stock at 06/30/2020	**4,958,290,359**	**4,845,844,989**	**9,804,135,348**	**97,148**
Residents in Brazil at 06/30/2020	4,921,238,068	1,897,361,358	6,818,599,426	67,565
Residents abroad at 06/30/2020	37,052,291	2,948,483,631	2,985,535,922	29,583
Treasury shares at 12/31/2019 (1)	-	**58,533,585**	**58,533,585**	**(1,274)**
Result from delivery of treasury shares	-	(16,854,276)	(16,854,276)	367
Treasury shares at 06/30/2020 (1)	-	**41,679,309**	**41,679,309**	**(907)**
Outstanding shares at 06/30/2020	**4,958,290,359**	**4,804,165,680**	**9,762,456,039**	
Outstanding shares at 12/31/2019	**4,958,290,359**	**4,787,311,404**	**9,745,601,763**	

	12/31/2019			
	Number			Amount
	Common	Preferred	Total	
Residents in Brazil at 12/31/2018	4,928,076,320	1,609,055,166	6,537,131,486	64,776
Residents abroad at 12/31/2018	30,214,039	3,236,789,823	3,267,003,862	32,372
Shares of capital stock at 12/31/2018	**4,958,290,359**	**4,845,844,989**	**9,804,135,348**	**97,148**
Shares of capital stock at 12/31/2019	**4,958,290,359**	**4,845,844,989**	**9,804,135,348**	**97,148**
Residents in Brazil at 12/31/2019	4,931,023,416	1,665,657,332	6,596,680,748	65,366
Residents abroad at 12/31/2019	27,266,943	3,180,187,657	3,207,454,600	31,782
Treasury shares at 12/31/2018 (1)	-	**83,614,426**	**83,614,426**	**(1,820)**
Result from delivery of treasury shares	-	(25,080,841)	(25,080,841)	546
Treasury shares at 12/31/2019 (1)	-	**58,533,585**	**58,533,585**	**(1,274)**
Outstanding shares at 12/31/2019	**4,958,290,359**	**4,787,311,404**	**9,745,601,763**	
Outstanding shares at 12/31/2018	**4,958,290,359**	**4,762,230,563**	**9,720,520,922**	

(1) Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury for subsequent cancellation of replacement in the market.

Below is the average cost of treasury shares and their market price in reais. In 2020, there was none acquisition of treasury shares.

Cost / market value	**06/30/2020**	
	Common	**Preferred**
Average cost	-	21.76
Market value at 06/30/2020	24.00	25.45

Cost / market value	**12/31/2019**	
	Common	**Preferred**
Average cost	-	21.76
Market value at 12/31/2019	32.03	37.10

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 | 81

b) Dividends

Shareholders are entitled to a mandatory minimum dividend in each fiscal year, corresponding to 25% of adjusted net income, as set forth in the Bylaws. Common and preferred shares participate equally in income distributed, after common shares have received dividends equal to the minimum annual priority dividend payable to preferred shares (R$ 0.022 non-cumulative per share).

ITAÚ UNIBANCO HOLDING monthly advances the mandatory minimum dividend, using the share position of the last day of the previous month as the calculation basis, and the payment made on the first business day of the subsequent month in the amount of R$ 0.015 per share.

I - Calculation of dividends and interest on capital

	06/30/2020	06/30/2019
Statutory net income	6,715	13,505
Adjustments:		
(-) Legal reserve - 5%	(336)	(675)
Dividend calculation basis	**6,379**	**12,830**
Minimun mandatory dividend - 25%	1,595	3,207
Dividends and Interest on Capital Paid / Accrued	**1,595**	**8,543**

II - Stockholders' compensation

	06/30/2020			
	Gross value per share (R$)	Value	WHT (With holding tax)	Net
Paid / prepaid - Dividends - 5 monthly installments from February to June 2020	**0.015**	732	-	732
Accrued (Recorded in Other Liabilities)		**663**	**(78)**	**585**
Dividends - 1 monthly installment paid on 07/01/2020	0.015	146	-	146
Interest on capital	0.045	517	(78)	439
Total from 01/01 to 06/30/2020		**1,395**	**(78)**	**1,317**

	06/30/2019			
	Gross value per share (R$)	Value	WHT (With holding tax)	Net
Paid / prepaid - Dividends - 5 monthly installments from February to June 2019	**0.015**	730	-	730
Accrued (Recorded in Other Liabilities)		**2,477**	-	**2,477**
Dividends - 1 monthly installment paid on 07/01/2019	0.015	146	-	146
Dividends accrued	0.239	2,331	-	2,331
Identified in Profit Reserve In Stockholders' Equity	0.548	**5,336**	-	**5,336**
Total from 01/01 to 06/30/2019		**8,543**	-	**8,543**

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 | 82

c) Capital reserves and profit reserves

I - Additional paid-in capital

Additional paid-in capital corresponds to: (i) the difference between the sale price of treasury shares and the average cost of such shares, and (ii) the yield expenses recognized in accordance with the stock option plan and variable compensation.

II - Appropriated reserves

	06/30/2020	12/31/2019
Capital reserves	**285**	**285**
Premium on subscription of shares	284	284
Reserves from tax incentives, restatement of equity securities and other	1	1
Profit reserves	**8,008**	**12,663**
Legal (1)	11,662	11,326
Statutory (2)	7,863	3,043
Corporate reorganizations (Note 2.4 a IV)	(11,517)	(11,517)
Special profit reserves (3)	-	9,811
Total reserves at parent company	**8,293**	**12,948**

(1) Its purpose is to ensure the integrity of capital, compensate loss or increase capital.

(2) Its main purpose is to ensure the yield flow to shareholders.

(3) Refers to Dividends or Interest on Capital declared after 06/30/2020 and 12/31/2019.

III - Unappropriated reserves

Refers to balance of net income remaining after the distribution of dividends and appropriations to statutory reserves in the statutory accounts of ITAÚ UNIBANCO HOLDING.

d) Non-controlling interests

	Stockholders' equity		Income	
	06/30/2020	12/31/2019	01/01 to 06/30/2020	01/01 to 06/30/2019
Itaú CorpBanca	9,813	11,270	(3,536)	222
Itaú CorpBanca Colômbia S.A.	503	406	15	20
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	517	446	71	52
Luizacred S.A. Soc. Cred. Financiamento Investimento	313	295	17	(4)
Other	106	123	26	29
Total	**11,252**	**12,540**	**(3,407)**	**319**

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 | 83

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 84 Note 20 – Share-based payment ITAÚ UNIBANCO HOLDING and its subsidiaries have share-based payment plans aimed at involving its management members and employees in the medium and long term corporate development process. The grant of these benefits is only made in years in which there are sufficient profits to permit the distribution of mandatory dividends, limiting dilution to 0.5% of the total shares held by the controlling and minority stockholders at the balance sheet date. These programs are settled through the delivery of ITUB4 treasury shares to stockholders. l – Partner Plan The program enables employees and managers of ITAÚ UNIBANCO HOLDING to invest a percentage of their bonus to acquire shares and share-based instruments. There is a lockup period of from three to five years, counted from the initial investment date, and the shares are thus subject to market price variations. After complying with the preconditions outlined in the program, beneficiaries are entitled to receive shares as consideration, in accordance with the number of shares indicated in the regulations. The acquisition price of shares and share-based instruments is established every six months as the average of the share price over the last 30 days, which is performed on the seventh business day prior to the remuneration grant date. The fair value of the consideration in shares is the market price at the grant date, less expected dividends. 04/01 to 06/30/2020 04/01 to 06/30/2019 01/01 to 06/30/2020 01/01 to 06/30/2019 Partner Plan (45) (50) (97) (146) Share-based plan (108) (106) (200) (217) Total (153) (156) (297) (363) Expenses on share-based payment plans are presented in the table below: Change in the Partner Program 01/01 to 06/30/2020 01/01 to 06/30/2019 Quantity Quantity Opening balance 39,305,211 48,871,182 New 10,473,405 8,096,700 Delivered (11,408,109) (15,627,167) Cancelled (809,645) (865,922) Closing balance 37,560,862 40,474,793 Weighted average of remaining contractual life (years) 2.20 2.11 Market value weighted average (R$) 23.37 25.49

II- Variable compensation

In this plan, 50% of variable compensation of managers is paid in cash and 50% is paid in shares for a period of three years. Shares are delivered on a deferred basis, of which one-third per year, will be contingent upon the executive's permanence in the institution. The deferred unpaid portions may be reversed proportionally to a significant reduction in the recurring income realized or the negative income for the period.

Management members become eligible for the receipt of these benefits according to individual performance, business performance or both. The benefit amount is established according to the activities of each management member who should meet at least the performance and conduct requirements.

The fair value of the share is the market price at its grant date.

Change in share-based variable compensation

	01/01 to 06/30/2020	01/01 to 06/30/2019
	Quantity	Quantity
Opening balance	**20,220,934**	**25,016,145**
New	13,463,678	9,791,483
Delivered	(10,574,321)	(14,236,717)
Cancelled	(185,621)	(57,273)
Closing balance	**22,924,670**	**20,513,638**
Market value weighted average (R$)	33.52	37.55

III – Stock Option Plan (Simple Options)

ITAÚ UNIBANCO HOLDING had a Stock Option Plan ("Simple Options"), which was discontinued, and the last options were vested in 2019.

Simple options have the following characteristics:

a) **Exercise price:** calculated as the average prices of shares in the three months of the year prior to the grant date. The prices determined are inflation-adjusted to the last business day of the month prior to the option exercise date in line with the IGP-M inflation index or, in its absence, an index to be determined internally, and must be paid according to the regulations for the settlement of trading on B3.

b) **Vesting period:** determined upon issue, from one to seven years, counted from the grant date. The vesting period is normally five years.

Change in the Simple options plan

	01/01 to 06/30/2020		01/01 to 06/30/2019	
	Quantity	Weighted average exercise price	Quantity	Weighted average exercise price
Opening balance	-	-	3,089,599	22.30
Options vested at the end of the period	-	-	3,089,599	22.30
Options:				
Canceled / Forfeited (*)	-	-	(15,590)	29.51
Exercised	-	-	(616,527)	21.95
Closing balance	-	-	**2,457,482**	**22.79**
Options vested at the end of the period	-	-	2,457,482	22.79
Range of exercise prices		-		22.79
Weighted average of the remaining contractual life (in years)		-		0.50
Market value weighted average (R$)		-		**36.85**

(*) Refers to non-vesting based on the beneficiary's decision.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 | 85

Note 21 - Interest and similar income and expense and net gain (loss) on investment securities and derivatives

a) Interest and similar income of financial assets at amortized cost and at fair value through other comprehensive income

	04/01 to 06/30/2020	04/01 to 06/30/2019	01/01 to 06/30/2020	01/01 to 06/30/2019
Compulsory deposits in the Central Bank of Brazil	577	1,264	1,400	2,524
Interbank deposits	152	350	638	522
Securities purchased under agreements to resell	3,209	4,371	6,866	8,873
Financial assets at fair value through other comprehensive income	3,637	2,341	9,383	4,727
Financial assets at amortized cost	863	679	1,565	1,377
Loan operations	18,952	20,110	43,472	39,053
Other financial assets	130	72	(216)	303
Total	**27,520**	**29,187**	**63,108**	**57,379**

b) Interest and similar expense

	04/01 to 06/30/2020	04/01 to 06/30/2019	01/01 to 06/30/2020	01/01 to 06/30/2019
Deposits	(4,204)	(4,935)	(9,545)	(9,399)
Securities sold under repurchase agreements	(4,385)	(6,086)	(7,060)	(11,745)
Interbank market funds	(5,501)	(2,305)	(29,731)	(5,416)
Institutional market funds	(1,961)	(1,807)	(4,235)	(3,354)
Financial expense from technical provisions for insurance and private pension	(5,244)	(5,197)	(437)	(9,109)
Other	(48)	(30)	(79)	(61)
Total	**(21,343)**	**(20,360)**	**(51,087)**	**(39,084)**

c) Adjustment to Fair Value of Financial Assets and Liabilities

	04/01 to 06/30/2020	04/01 to 06/30/2019	01/01 to 06/30/2020	01/01 to 06/30/2019
Financial assets at fair value through profit or loss	2,712	2,048	(1,568)	3,082
Derivatives (*)	(2,052)	(986)	(4,738)	(367)
Financial assets designated at fair value through profit or loss	101	103	(383)	79
Financial assets at fair value through other comprehensive income	1,151	492	873	451
Financial liabilities designated at fair value	2	(12)	54	(17)
Total	**1,914**	**1,645**	**(5,762)**	**3,228**

(*) Includes the ineffective derivatives portion related to hedge accounting.

During the period ended 06/30/2020, ITAÚ UNIBANCO HOLDING recognized R$ (663) Expected Losses (R$ 727 at 06/30/2019), with loss of R$ (29) for Financial Assets – Fair Value through Other Comprehensive Income (R$ (1) at 06/30/2019) and loss of R$ (634) for Financial Assets – Amortized Cost (R$ 728 at 06/30/2019).

Note 22 - Commissions and Banking Fees

	04/01 to 06/30/2020	04/01 to 06/30/2019	01/01 to 06/30/2020	01/01 to 06/30/2019
Credit and Debit Cards	2,973	3,852	6,667	7,719
Current Account Services	1,943	1,928	3,996	3,899
Asset Management	**1,645**	**1,400**	**3,499**	**2,715**
Funds	1,503	1,260	3,191	2,424
Consortia	142	140	308	291
Credit Operations and Financial Guarantees Provided	**525**	**639**	**1,130**	**1,227**
Credit Operations	185	283	448	537
Financial Guarantees Provided	340	356	682	690
Collection Services	437	455	911	898
Advisory Services and Brokerage	476	514	1,249	860
Custody Services	135	116	272	233
Other	510	517	1,002	1,009
Total	**8,644**	**9,421**	**18,726**	**18,560**

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 86

Note 23 - General and administrative expenses

	04/01 to 06/30/2020	04/01 to 06/30/2019	01/01 to 06/30/2020	01/01 to 06/30/2019
Personnel expenses	**(6,057)**	**(6,371)**	**(12,026)**	**(12,464)**
Compensation	(2,472)	(2,405)	(4,836)	(4,889)
Employees' profit sharing	(978)	(1,200)	(1,962)	(2,342)
Welfare benefits	(1,024)	(959)	(2,003)	(1,899)
Provision for labor claims and Dismissals	(698)	(885)	(1,457)	(1,441)
Payroll charges	(805)	(811)	(1,584)	(1,617)
Share-based compensation plan (Note 20)	(45)	(50)	(97)	(146)
Training	(17)	(40)	(42)	(88)
Other	(18)	(21)	(45)	(42)
Administrative expenses	**(4,821)**	**(4,003)**	**(8,482)**	**(7,819)**
Third party services	(1,209)	(1,158)	(2,346)	(2,200)
Data processing and telecommunications	(956)	(1,082)	(1,877)	(2,152)
Installations	(507)	(544)	(949)	(1,020)
Advertising, promotions and publicity	(227)	(337)	(488)	(620)
Financial services expenses	(213)	(185)	(440)	(387)
Security	(183)	(189)	(355)	(382)
Transportation	(88)	(93)	(182)	(181)
Materials	(120)	(83)	(188)	(169)
Travel expenses	(13)	(69)	(65)	(120)
Other [(1)]	(1,305)	(263)	(1,592)	(588)
Depreciation and Amortization	**(1,237)**	**(1,128)**	**(2,448)**	**(2,261)**
Other expenses	**(8,170)**	**(2,528)**	**(10,235)**	**(4,968)**
Selling - credit cards	(840)	(1,165)	(2,186)	(2,418)
Claims losses	(198)	(181)	(410)	(396)
Loss on sale of other assets, fixed assets and investments in associates and joint ventures	(112)	(162)	(236)	(346)
Provision for tax proceedings and legal obligations (Note 29)	(202)	(145)	(422)	(158)
Provision for tax and social security lawsuits	(69)	(137)	424	(265)
Refund of interbank costs	(64)	(75)	(128)	(140)
Impairment [(2)]	(5,906)	-	(5,906)	-
Other	(779)	(663)	(1,371)	(1,245)
Total	**(20,285)**	**(14,030)**	**(33,191)**	**(27,512)**

(1) At 06/30/2020 comprises R$ 1,047 related to donations for the initiative "Todos pela Saúde" (Note 33a).

(2) The effects of impairment of goodwill and intangible assets of Itaú Corpbanca, net of tax effects and ownership interest of non-controlling shareholders total R$ (1,452).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 | 87

Note 24 – Taxes

ITAÚ UNIBANCO HOLDING and each one of its subsidiaries calculate separately, in each fiscal year, Income Tax and Social Contribution on Net Income.

Taxes are calculated at the rates shown below and consider, for effects of respective calculation bases, the legislation in force applicable to each charge.

Income tax	15.00%
Additional income tax	10.00%
Social contribution on net income (*)	20.00%

(*) Constitutional Amendment (EC) No. 103/2019: disseminated on November 12, 2019, it provides for the Social Security and other matters, also addressing the increase of the tax rate of Social Contribution on Net Income for banks set forth in item I of paragraph 1 of article 1 of Supplementary Law No. 105, of January 10, 2001, that was changed to 20% as from March 1, 2020. For the other financial subsidiaries and equivalent companies, the tax rate remains at 15%, and for the non-financial ones at 9%.

a) Expenses for taxes and contributions

Breakdown of income tax and social contribution calculation:

Due on operations for the period	04/01 to 06/30/2020	04/01 to 06/30/2019	01/01 to 06/30/2020	01/01 to 06/30/2019
Net income / (loss) before income tax and social contribution	**(4,235)**	**9,591**	**(13,522)**	**19,129**
Charges (income tax and social contribution) at the rates in effect	1,906	(3,836)	6,085	(7,652)
Increase / decrease in income tax and social contribution charges arising from:				
Share of profit or (loss) of associates and joint ventures	120	167	188	273
Foreign exchange variation on investments abroad	1,027	(219)	7,483	(291)
Interest on capital	683	736	1,409	1,598
Other nondeductible expenses net of non taxable income (*)	(6,296)	724	(21,773)	1,975
Income tax and social contribution expenses	**(2,560)**	**(2,428)**	**(6,608)**	**(4,097)**
Related to temporary differences				
Increase / (reversal) for the period	4,892	(467)	21,905	(1,439)
Increase / (reversal) of prior periods	-	(6)	-	-
(Expenses) / Income from deferred taxes	**4,892**	**(473)**	**21,905**	**(1,439)**
Total income tax and social contribution expenses	**2,332**	**(2,901)**	**15,297**	**(5,536)**

(*) Includes temporary (additions) and exclusions.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 | 88

b) Deferred taxes

I - The deferred tax asset balance and its changes, segregated based on its origin and disbursements, are represented by:

	12/31/2019	Realization / Reversal	Increase	06/30/2020
Reflected in income	**43,380**	**(7,024)**	**27,688**	**64,044**
Provision for expected loss	22,860	(1,559)	6,254	27,555
Related to tax losses and social contribution loss carryforwards	2,585	(24)	5,436	7,997
Provision for profit sharing	2,162	(2,162)	1,171	1,171
Provision for devaluation of securities with permanent impairment	1,530	(330)	694	1,894
Provisions	6,208	(910)	842	6,140
Civil lawsuits	1,413	(257)	199	1,355
Labor claims	3,251	(597)	597	3,251
Tax and social security lawsuits	1,544	(56)	46	1,534
Legal obligations	723	(75)	35	683
Adjustments of operations carried out on the futures settlement market	84	(84)	87	87
Adjustment to Fair Value of Financial Assets - At Fair Value Through Profit or Loss	738	(738)	10,898	10,898
Provision relating to health insurance operations	348	-	4	352
Other	6,142	(1,142)	2,267	7,267
Reflected in stockholders' equity	**2,354**	**(988)**	**444**	**1,810**
Adjustment to Fair Value of Financial Assets - At Fair Value Through Other Comprehensive Income	766	(723)	442	485
Cash flow hedge	1,187	(247)	2	942
Other	401	(18)	-	383
Total (1)(2)	**45,734**	**(8,012)**	**28,132**	**65,854**

(1) Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 60,430 and R$ 548, respectively.

(2) The accounting records of deferred tax assets on income tax losses and/or social contribution loss carryforwards, as well as those arising from temporary differences, are based on technical feasibility studies which consider the expected generation of future taxable income, considering the history of profitability for each subsidiary individually, and for the consolidated taken as a whole.

	12/31/2018	Realization / Reversal	Increase	12/31/2019
Reflected in income	**37,252**	**(13,667)**	**19,795**	**43,380**
Provision for expected loss	18,563	(4,712)	9,009	22,860
Related to tax losses and social contribution loss carryforwards	4,391	(2,339)	533	2,585
Provision for profit sharing	1,844	(1,844)	2,162	2,162
Provision for devaluation of securities with permanent impairment	1,729	(902)	703	1,530
Provisions	4,464	(1,552)	3,296	6,208
Civil lawsuits	1,586	(651)	478	1,413
Labor claims	2,037	(790)	2,004	3,251
Tax and social security lawsuits	841	(111)	814	1,544
Goodwill on purchase of investments	60	(60)	-	-
Legal obligations	676	(57)	104	723
Adjustments of operations carried out in futures settlement market	98	(98)	84	84
Adjustment to Fair Value of Financial Assets - At Fair Value Through Profit or Loss	631	(631)	738	738
Provision relating to health insurance operations	343	-	5	348
Other	4,453	(1,472)	3,161	6,142
Reflected in stockholders' equity	**1,888**	**(509)**	**975**	**2,354**
Adjustment to Fair Value of Financial Assets - At Fair Value Through Other Comprehensive Income	383	(163)	546	766
Cash flow hedge	1,149	(93)	131	1,187
Other	356	(253)	298	401
Total (1)(2)	**39,140**	**(14,176)**	**20,770**	**45,734**

(1) Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 38,914 and R$ 1,058, respectively.

(2) At 12/31/2019, deferred tax asset balance comprised its annual revaluation and effects caused by EC 103/2019 in tax rate of the Social Contribution on Net Income, which was increased from 15% to 20%, reaching the institutions set forth in item I of paragraph 1 of article 1 of Supplementary Law No. 105, of January 10, 2001, totaling R$ 1,614.

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II - The provision for deferred income tax and social contribution and its changes are represented by:

	12/31/2019	Realization / reversal	Increase	06/30/2020
Reflected in income	**6,610**	**(2,846)**	**1,605**	**5,369**
Depreciation in excess – finance lease	202	(31)	-	171
Adjustment of deposits in guarantee and provisions	1,531	(132)	7	1,406
Post-employment benefits	282	(90)	13	205
Adjustments of operations carried out on the futures settlement market	1,330	(1,330)	973	973
Adjustment to Fair Value of Financial Assets - At Fair Value Through Profit or Loss	1,149	(1,149)	453	453
Taxation of results abroad – capital gains	581	-	(2)	579
Other	1,535	(114)	161	1,582
Reflected in stockholders' equity	**1,268**	**(759)**	**94**	**603**
Adjustment to Fair Value of Financial Assets - At Fair Value Through Other Comprehensive Income	1,228	(758)	60	530
Cash flow hedge	30	-	34	64
Post-employment benefits	10	(1)	-	9
Total (*)	**7,878**	**(3,605)**	**1,699**	**5,972**

(*) Deferred income tax and social contribution asset and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 60,430 and R$ 548, respectively.

	12/31/2018	Realization / reversal	Increase	12/31/2019
Reflected in income	**6,144**	**(3,863)**	**4,329**	**6,610**
Depreciation in excess – finance lease	346	(144)	-	202
Adjustment of deposits in guarantee and provisions	1,348	(29)	212	1,531
Post-employment benefits	287	(56)	51	282
Adjustments of operations carried out on the futures settlement market	923	(923)	1,330	1,330
Adjustment to Fair Value of Financial Assets - At Fair Value Through Profit or Loss	1,790	(1,790)	1,149	1,149
Taxation of results abroad – capital gains	659	(142)	64	581
Other	791	(779)	1,523	1,535
Reflected in stockholders' equity	**662**	**(262)**	**868**	**1,268**
Adjustment to Fair Value of Financial Assets - At Fair Value Through Other Comprehensive Income	474	(107)	861	1,228
Cash flow hedge	168	(142)	4	30
Post-employment benefits	7	-	3	10
Other	13	(13)	-	-
Total (*)	**6,806**	**(4,125)**	**5,197**	**7,878**

(*) Deferred income tax and social contribution asset and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 38,914 and R$ 1,058, respectively.

III - The estimate of realization and present value of tax credits and from the Provision for Deferred Income Tax and Social Contribution are:

Year of realization	Deferred tax assets						Provision for deferred income tax and social contribution	%	Net deferred taxes	%
	Temporary differences	%	Tax loss / social contribution loss carryforwards	%	Total	%				
2020	6,436	11%	3,980	50%	10,416	16%	(1,056)	18%	9,360	16%
2021	14,389	25%	1,202	15%	15,591	24%	(494)	8%	15,097	25%
2022	19,275	33%	514	6%	19,789	30%	(187)	3%	19,602	32%
2023	7,398	13%	395	5%	7,793	12%	(136)	2%	7,657	13%
2024	2,597	5%	355	5%	2,952	4%	(231)	4%	2,721	5%
After 2024	7,762	13%	1,551	19%	9,313	14%	(3,868)	65%	5,445	9%
Total	**57,857**	**100%**	**7,997**	**100%**	**65,854**	**100%**	**(5,972)**	**100%**	**59,882**	**100%**
Present value (*)	**55,640**		**7,742**		**63,382**		**(5,511)**		**57,871**	

(*) The average funding rate, net of tax effects, was used to determine the present value.

Projections of future taxable income include estimates of macroeconomic variables, exchange rates, interest rates, volumes of financial operations and services fees and others factors, which can vary in relation to actual data and amounts.

Net income in the financial statements is not directly related to the taxable income for income tax and social contribution, due to differences between accounting criteria and the tax legislation, in addition to corporate aspects. Accordingly, it is recommended that changes in realization of deferred tax assets presented below are not considered as an indication of future net income.

IV - At 06/30/2020, deferred tax assets not accounted for correspond to R$ 822 and result from Management's evaluation of their perspectives of realization in the long term (R$ 605 at 12/31/2019) .

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Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 91 647 3,083 2,129 914 548 1,058 1,864 2,836 5,188 7,891 12/31/2019 Taxes and contributions on income payable Other Taxes and Contributions payable Provision for deferred income tax and social contribution (Note 24b II) c) Tax liabilities Total 06/30/2020 Other

Note 25 – Earnings per share

a) Basic earnings per share

Net income attributable to ITAÚ UNIBANCO HOLDING's shareholders is divided by the average number of outstanding shares in the period, excluding treasury shares.

	04/01 to 06/30/2020	04/01 to 06/30/2019	01/01 to 06/30/2020	01/01 to 06/30/2019
Net income attributable to owners of the parent company	1,723	6,527	5,182	13,274
Minimum non-cumulative dividends on preferred shares	(106)	(105)	(106)	(105)
Retained earnings to be distributed to common equity owners in an amount per share equal to the minimum dividend payable to preferred equity owners	(109)	(109)	(109)	(109)
Retained earnings to be distributed, on a pro rata basis, to common and preferred equity owners:				
Common	766	3,213	2,524	6,651
Preferred	742	3,100	2,443	6,409
Total net income available to equity owners:				
Common	875	3,322	2,633	6,760
Preferred	848	3,205	2,549	6,514
Weighted average number of outstanding shares				
Common	4,958,290,359	4,958,290,359	4,958,290,359	4,958,290,359
Preferred	4,804,100,019	4,784,855,172	4,798,481,927	4,777,575,546
Basic earnings per share – R$				
Common	0.18	0.67	0.53	1.36
Preferred	0.18	0.67	0.53	1.36

b) Diluted earnings per share

Calculated similarly to the basic earnings per share; however, it includes the conversion of all preferred shares potentially dilutable in the denominator.

	04/01 to 06/30/2020	04/01 to 06/30/2019	01/01 to 06/30/2020	01/01 to 06/30/2019
Net income available to preferred equity owners	**848**	**3,205**	**2,549**	**6,514**
Dividends on preferred shares after dilution effects	4	21	8	27
Net income available to preferred equity owners considering preferred shares after the dilution effect	**852**	**3,226**	**2,557**	**6,541**
Net income available to ordinary equity owners	**875**	**3,322**	**2,633**	**6,760**
Dividend on preferred shares after dilution effects	(4)	(21)	(8)	(27)
Net income available to ordinary equity owners considering preferred shares after the dilution effect	**871**	**3,301**	**2,625**	**6,733**
Adjusted weighted average of shares				
Common	4,958,290,359	4,958,290,359	4,958,290,359	4,958,290,359
Preferred	**4,849,827,866**	**4,846,370,585**	**4,826,762,713**	**4,816,454,169**
Preferred	4,804,100,019	4,784,855,172	4,798,481,927	4,777,575,546
Incremental as per share-based payment plans	45,727,847	61,515,413	28,280,786	38,878,623
Diluted earnings per share – R$				
Common	0.18	0.67	0.53	1.36
Preferred	0.18	0.67	0.53	1.36

Potential anti-dilution effects of shares under our share-based payment, excluded from the calculation of diluted earnings per share, totaled 395 preferred shares at 06/30/2020. There was no such effect at 06/30/2019.

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Note 26 – Post-employment benefits

ITAÚ UNIBANCO HOLDING, through its subsidiaries, sponsors retirement plans for its employees.

Retirement plans are managed by Closed-end Private Pension Entities (EFPC) and are closed to new applicants. These entities have an independent structure and manage their plans according to the characteristics of their regulations.

There are three types of retirement plan:

- Defined Benefit Plans (BD): plans which scheduled benefits have their value established in advance, based on salaries and/or length of service of employees, and its cost is actuarially determined;

- Defined Contribution Plans (CD): are those plans which scheduled benefits have their value permanently adjusted to the investments balance, kept in favor of the participant, including in the benefit concession phase, considering net proceedings of its investment, amounts contributed and benefits paid; and

- Variable Contribution Plans (CV): in this type of plan, scheduled benefits present a combination of characteristics of defined contribution and defined benefit modalities, and the benefit is actuarially determined based on the investment accumulated by the participant on the eligibility date.

Below is a list of benefit plans and their modalities:

Entity	Benefit Plan	Modality
Fundação Itaú Unibanco – Previdência Complementar - FIU	Supplementary Retirement Plan Supplementary Retirement Plan – Flexible Premium Annuity Franprev Benefit Plan 002 Benefit Plan Prebeg Benefit Plan UBB PREV Defined Benefit Plan Benefit Plan II Itaulam Basic Plan Itaucard Defined Benefit Plan Itaú Unibanco Main Retirement Plan	Defined Benefit
	Itaubanco Defined Contribution Plan Itaubank Retirement Plan Redecard Pension Plan	Defined Contribution
	Unibanco Pension Plan – Intelligent Future Itaulam Supplementary Plan Itaucard Variable Contribution Plan Itaú Unibanco Supplementary Retirement Plan	Variable Contribution
FUNBEP – Fundo de Pensão Multipatrocinado	Benefit Plan I	Defined Benefit
	Benefit Plan II	Variable Contribution

Defined Contribution plans include pension funds consisting of the portions of sponsor's contributions not included in a participant's account balance due to loss of eligibility for the benefit, and of monies arising from the migration of retirement plans in defined benefit modality. These funds are used for future contributions to individual participants' accounts, according to the respective benefit plan regulations.

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a) Main Actuarial Assumptions

Actuarial assumptions of demographic and financial nature should reflect the best estimates about the variables that determine the post-employment benefit obligations.

The main demographic assumptions comprise: mortality table and turnover of active participants, while the main financial assumptions include: discount rate, future salary increases, growth of plan benefits and inflation.

	06/30/2020	06/30/2019
Discount rate (1)	7.64% p.a.	9.72% p.a.
Mortality table (2)	AT-2000	AT-2000
Turnover (3)	Itaú Experience 2008/2010	Itaú Experience 2008/2010
Future salary growth	4.00% to 7.12 % p.a.	4.00% to 7.12 % p.a.
Growth of the pension fund benefits	4.00 % p.a.	4.00 % p.a.
Inflation	4.00 % p.a.	4.00 % p.a.
Actuarial method	Projected Unit Credit	Projected Unit Credit

(1) Determined based on market yield relating to National Treasury Notes (NTN-B) and compatible with the economic scenario observed on the balance sheet closing date, considering the volatility of interest market and models used.
(2) Correspond to those disclosed by SOA – "Society of Actuaries", that reflect a 10% increase in the probabilities of survival regarding the respective basic tables.
(3) Updated to the new expectation of mass behavior.

Retired plans sponsored by foreign subsidiaries - Banco Itaú (Suisse) S.A., Itaú CorpBanca Colombia S.A. and PROSERV - Promociones y Servicios S.A. de C.V. - are structured as Defined Benefit modality and adopt actual assumptions adequate to masses of participants and the economic scenario of each country.

b) Risk Management

The EFPCs sponsored by ITAÚ UNIBANCO HOLDING are regulated by the National Council for Complementary Pension (CNPC) and PREVIC, has an Executive Board, Advisory and Tax Councils.

Benefits offered have long-tem characteristics and the main factors involved in the management and measurement of their risks are financial risk, inflation risk and demographic risk.

- Financial Risk – the actuarial liability is calculated by adopting a discount rate different from rates earned in investments. If real income from plan investments is lower than yield expected, this may give rise to a deficit. To mitigate this risk and assure the capacity to pay long-term benefits, the plans have a significant percentage of fixed-income securities pegged to the plan commitments, aiming at minimizing volatility and risk of mismatch between assets and liabilities. Additionally, adherence tests are carried out in financial assumptions to ensure their adequacy to obligations of respective plans.

- Inflation risk – a large part of liabilities is pegged to inflation risk, making actuarial liabilities sensitive to increase in rates. To mitigate this risk, the same financial risks mitigation strategies are used.

- Demographic Risk – plans that have any obligation actuarially assessed are exposed to demographic risk. In the event the mortality tables used are not adherent to the mass of plan participants, a deficit or surplus may arise in actuarial evaluation. To mitigate this risk, adherence tests to demographic assumptions are conducted to ensure their adequacy to liabilities of respective plans.

For purposes of registering in the balance sheet the EFPCs that manage them, actuarial liabilities of plans use discount rate adherent to its asset portfolio and income and expense flows, according to a study prepared by an independent consulting company. The actuarial method used is the aggregate method, through which the plan costing is defined by the difference between its equity coverage and the current value of its future liabilities. Observing the methodology established in the respective actuarial technical note. In the event deficit is verified in the concession period above the settlement limits set forth by the legislation in force, a debt agreement is entered into with the sponsor with financial guarantees.

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c) Asset management

The purpose of the management of the funds is the long-term balance between pension assets and liabilities with payment of benefits by exceeding actuarial goals (discount rate plus benefit adjustment index, established in the plan regulations).

Below is a table with the allocation of assets by category, segmented into Quoted in an Active Market and Not Quoted in an Active Market:

Types	Fair value		% Allocation	
	06/30/2020	12/31/2019	06/30/2020	12/31/2019
Fixed income securities	**21,220**	**20,672**	**92.04%**	**90.93%**
Quoted in an active market	20,903	20,366	90.67%	89.59%
Non quoted in an active market	317	306	1.37%	1.34%
Variable income securities	**1,153**	**1,392**	**5.00%**	**6.12%**
Quoted in an active market	1,144	1,384	4.96%	6.09%
Non quoted in an active market	9	8	0.04%	0.03%
Structured investments	**76**	**65**	**0.33%**	**0.29%**
Quoted in an active market	-	-	0.00%	0.00%
Non quoted in an active market	76	65	0.33%	0.29%
Real estate	**529**	**529**	**2.30%**	**2.33%**
Loans to participants	**77**	**74**	**0.33%**	**0.33%**
Total	**23,055**	**22,732**	**100.00%**	**100.00%**

The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 11 (R$ 11 at 12/31/2019), and real estate rented to group companies, with a fair value of R$ 433 (R$ 445 at 12/31/2019).

d) Other post-employment benefits

ITAÚ UNIBANCO HOLDING and its subsidiaries do not have additional liabilities related to post-employment benefits, except in cases arising from maintenance commitments assumed in acquisition agreements occurred over the years, as well as those benefits originated from court decision in the terms and conditions established, in which there is total or partial sponsorship of health care plan for a specific mass of former employees and their beneficiaries. Its costing is actuarially determined so as to ensure coverage maintenance. These plans are closed to new applicants.

Assumptions for discount rate, inflation, mortality table and actuarial method are the same used for retirement plans. In the last 3 years, ITAÚ UNIBANCO HOLDING used the percentage of 8.16% p.a. for medical inflation and the percentage of 3% p.a. for aging factor.

Particularly in other post-employment benefits, there is medical inflation risk associated to increase in medical costs above expectation. To mitigate this risk, the same financial risks mitigation strategies are used.

e) Net amount recognized in the balance sheet

	06/30/2020			
	BD and CV Plans	CD Plans	Other post-employment benefits	Total
1 - Net assets of the plans	23,055	1,484	-	24,539
2 - Actuarial liabilities	(19,973)	-	(949)	(20,922)
3 - Asset ceiling (*)	(3,877)	(877)	-	(4,754)
4 - Net amount recognized in the balance sheet	**(795)**	**607**	**(949)**	**(1,137)**
Amount recognized in Assets (Note 18a)	94	607	-	701
Amount recognized in Liabilities (Note 18b)	(889)	-	(949)	(1,838)

	12/31/2019			
	BD and CV Plans	CD Plans	Other post-employment benefits	Total
1 - Net assets of the plans	22,732	1,475	-	24,207
2 - Actuarial liabilities	(19,713)	-	(967)	(20,680)
3 - Asset ceiling (*)	(3,761)	(849)	-	(4,610)
4 - Net amount recognized in the balance sheet	**(742)**	**626**	**(967)**	**(1,083)**
Amount recognized in Assets (Note 18a)	91	626	-	717
Amount recognized in Liabilities (Note 18b)	(833)	-	(967)	(1,800)

(*) Corresponds to the excess of the present value of the available economic benefit, in conformity with paragraph 58 of IAS 19.

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f) Change in the net amount recognized in the balance sheet

	06/30/2020								
	BD and CV plans				CD plans			Other post-employment benefits	Total
	Net assets	Actuarial liabilities	Asset ceiling	Recognized amount	Pension plan fund	Asset ceiling	Recognized amount	Liabilities	Recognized amount
Amounts at the beginning of the period	**22,732**	**(19,713)**	**(3,761)**	**(742)**	**1,475**	**(849)**	**626**	**(967)**	**(1,083)**
Amounts recognized in income (1+2+3)	**866**	**(803)**	**(144)**	**(81)**	**56**	**(32)**	**24**	**(39)**	**(96)**
1 - Cost of current service	-	(52)	-	(52)	-	-	-	-	(52)
2 - Cost of past service	-	-	-	-	-	-	-	-	-
3 - Net interest (1) (3)	866	(751)	(144)	(29)	56	(32)	24	(39)	(44)
Amounts recognized in stockholders´ equity - OCI (4+5+6)	**23**	**(68)**	**28**	**(17)**	**-**	**4**	**4**	**-**	**(13)**
4 - Effects on asset ceiling	-	-	28	28	-	4	4	-	32
5 - Remeasurements (2) (3)	-	-	-	-	-	-	-	-	-
6 - Exchange variation	23	(68)	-	(45)	-	-	-	-	(45)
Other (7+8+9+10)	**(566)**	**611**	**-**	**45**	**(47)**	**-**	**(47)**	**57**	**55**
7 - Receipt by allocation of funds	-	-	-	-	-	-	-	-	-
8 - Benefits paid	(611)	611	-	-	-	-	-	57	57
9 - Contributions and investments from sponsor	41	-	-	41	(47)	-	(47)	-	(6)
10 - Contributions from participants	4	-	-	4	-	-	-	-	4
Amounts at end of the period	**23,055**	**(19,973)**	**(3,877)**	**(795)**	**1,484**	**(877)**	**607**	**(949)**	**(1,137)**

	12/31/2019								
	BD and CV plans				CD plans			Other post-employment benefits	Total
	Net assets	Actuarial liabilities	Asset ceiling	Recognized amount	Pension plan fund	Asset ceiling	Recognized amount	Liabilities	Recognized amount
Amounts at the beginning of the period	**18,808**	**(15,493)**	**(3,664)**	**(349)**	**1,604**	**(939)**	**665**	**(282)**	**34**
Amounts recognized in income (1+2+3)	**1,769**	**(1,514)**	**(355)**	**(100)**	**151**	**(91)**	**60**	**(459)**	**(499)**
1 - Cost of current service	-	(75)	-	(75)	-	-	-	-	(75)
2 - Cost of past service	-	-	-	-	-	-	-	(418)	(418)
3 - Net interest (1) (3)	1,769	(1,439)	(355)	(25)	151	(91)	60	(41)	(6)
Amounts recognized in stockholders´ equity - OCI (4+5+6)	**3,239**	**(3,884)**	**258**	**(387)**	**(178)**	**181**	**3**	**(261)**	**(645)**
4 - Effects on asset ceiling	-	-	384	384	-	176	176	-	560
5 - Remeasurements (2) (3)	3,245	(3,907)	(126)	(788)	(178)	5	(173)	(261)	(1,222)
6 - Exchange variation	(6)	23	-	17	-	-	-	-	17
Other (7+8+9+10)	**(1,084)**	**1,178**	**-**	**94**	**(102)**	**-**	**(102)**	**35**	**27**
7 - Receipt by allocation of funds	-	-	-	-	-	-	-	-	-
8 - Benefits paid	(1,178)	1,178	-	-	-	-	-	35	35
9 - Contributions and investments from sponsor	84	-	-	84	(102)	-	(102)	-	(18)
10 - Contributions from participants	10	-	-	10	-	-	-	-	10
Amounts at end of the period	**22,732**	**(19,713)**	**(3,761)**	**(742)**	**1,475**	**(849)**	**626**	**(967)**	**(1,083)**

(1) Corresponds to the amount calculated on 01/01/2020 based on the initial amount (Net Assets, Actuarial Liabilities and Restriction of Assets), taking into account the estimated amount of payments/ receipts of benefits/ contributions, multiplied by the discount rate of 7.64% p.a (at 01/01/2019 the rate used was 9.72% p.a.).

(2) Remeasurements recorded in net assets and asset ceiling correspond to the income earned above/below the expected return rate.

(3) The actual return on assets amounted to R$ 866 (R$ 5,014 at 12/31/2019).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 | 96

g) Defined benefit contribution

	Estimated contribution	Contributions made	
	2020	01/01 to 06/30/2020	01/01 to 06/30/2019
Retirement plan - FIU	52	20	32
Retiremente plan - FUNBEP	5	3	4
Total	**57**	**23**	**36**

h) Maturity profile of defined benefit liabilities

	Duration (*)	2020	2021	2022	2023	2024	2025 to 2029
Pension plan - FIU	11.89	837	866	894	922	952	5,190
Pension plan - FUNBEP	10.69	425	439	454	469	483	2,582
Other post-employment benefits	9.25	26	26	26	26	26	126
Total		**1,288**	**1,331**	**1,374**	**1,417**	**1,461**	**7,898**

(*) Average duration of plan's actuarial liabilities.

i) Sensitivity analysis

To measure the effects of changes in the key assumptions, sensitivity tests are conducted in actuarial liabilities annually. The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders' equity at the balance sheet date. This type of analysis is usually carried out under the *ceteris paribus* condition, in which the sensitivity of a system is measured when only one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below:

Main assumptions	BD and CV plans			Other post-employment benefits		
	Present value of liability	Income	Stockholders' equity (Other Comprehensive Income) (*)	Present value of liability	Income	Stockholders' equity (Other Comprehensive Income) (*)
Interest rate						
Increase by 0.5%	(977)	-	319	(36)	-	36
Decrease by 0.5%	1,104	-	(421)	41	-	(41)
Mortality rate						
Increase by 5%	(258)	-	88	(13)	-	13
Decrease by 5%	357	-	(94)	17	-	(17)
Medical inflation						
Increase by 1%	-	-	-	87	-	(87)
Decrease by 1%	-	-	-	(69)	-	69

(*) Net of effects of asset ceiling

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020

97

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 98 Note 27 – Insurance contracts and private pension ITAÚ UNIBANCO HOLDING, through its subsidiaries, offers to the market insurance and private pension products, with the purpose of assuming risks and restoring the economic balance of the insured’s assets. Products are offered through insurance brokers (independent and captive brokers), Itaú Unibanco’s electronic channels and branches, in compliance with the regulatory requirements, of the National Council of Private Insurance – CNSP and the Superintendence of Private Insurance SUSEP. I – Insurance A contract entered into by the parties to protect the customer’s assets, upon payment of a premium, by means of replacement or pre-established financial compensation, against damage their property or their person. As backing, ITAÚ UNIBANCO HOLDING insurance companies set up technical reserves, through specialized areas within the conglomerate, with the objective of indemnifying policyholders’ losses in the event of claims of insured risks. The insurance risks sold by ITAÚ UNIBANCO HOLDING’s insurance companies are divided into property and casualty insurance, covering loss, damage or liabilities for assets or persons, and life insurance that includes coverage for death and personal accidents. II – Private pension Designed to ensure the maintenance of the quality of life of participants, as a supplement to the government plans, through long term investments, private pension products are divided into three major groups: PGBL – Free Benefit Generating Plan: The main objective of this plan is the accumulation of financial resources, but it can be purchased with additional risk coverage. Recommended for customers that file the full version of the income tax return, because they can deduct contributions paid for tax purposes up to 12% of their annual taxable gross income. VGBL Free Benefit Generating Life Plan: This is insurance structured as a pension plan. Its taxation differs from the PGBL; in this case, the tax basis is the earned income. FGB – Benefit Generator Fund: This is a pension plan with minimum income guarantee, and possibility of receiving earnings from asset performance. Although there are plans still in existence, they are no longer sold. III – Technical provision for insurance and private pensions The technical provisions for insurance and private pensions are recognized according to the technical notes approved by SUSEP and criteria established by current legislation, as follows: Provision for unearned premiums (PPNG) this provision is recognized, based on insurance premiums, to cover amounts payable for future claims and expenses. In the calculation, the term to maturity of risks assumed and issued and risks in effect but not issued (PPNG-RVNE) in the policies or endorsements of contracts in force is taken pro rata on a daily basis; Provision for unsettled claims (PSL) this provision is recognized to cover expected amounts for reported and unpaid claims, including administrative and judicial claims. It includes amounts related to indemnities, reserve funds and past-due income, all gross of reinsurance operations and net of coinsurance operations, when applicable. When necessary, it must cover adjustments for IBNER (claims incurred but not sufficiently reported) for the total of claims reported but not yet paid, a total which may change during the process up to final settlement; Provision for claims incurred and not reported (IBNR) this provision is recognized for the coverage of expected amount for settlement of claims incurred but not reported up to the calculation base date, including administrative and judicial claims. It includes amounts related to indemnities, reserve funds and income, all gross of reinsurance operations and net of coinsurance operations; Mathematical provisions for benefits to be granted (PMBAC) recognized for the coverage of commitments assumed to participants or policyholders, based on the provisions of the contract, while the event that gives rise to the benefit and/or indemnity has not occurred;

- **Mathematical provisions for benefits granted (PMBC)** - recognized for the coverage of commitments to payment of indemnities and/or benefits to participants or insured parties, based on the provisions of the contract, after the event has occurred;

- **Provision for financial surplus (PEF)** - it is recognized to guarantee amounts intended for the distribution of financial surplus, if provided for in the contract. Corresponds to the financial income exceeding the minimum return guaranteed in the product;

- **Supplemental Coverage Reserve (PCC)** - recognized when technical reserves are found to be insufficient, as shown by the Liability Adequacy Test, provided for in the regulations;

- **Provision for redemptions and other amounts to be regularized (PVR)** - this provision is recognized for the coverage of amounts related to redemptions to be regularized, returned premiums or funds, transfers requested but, for any reason, not yet transferred to the recipient insurance company or open private pension entity, and where premiums have been received but not quoted;

- **Provision for related expenses (PDR)** - recognized for the coverage of expected amounts related to expenses on benefits and indemnities, due to events which have occurred or will occur.

IV - Main information related to Insurance and Private Pension operations

a) Indexes

Main Insurance Lines	Sales ratio %		Loss ratio %	
	01/01 to 06/30/2020	01/01 to 06/30/2019	01/01 to 06/30/2020	01/01 to 06/30/2019
Group accident insurance	34.3	35.6	9.5	5.9
Individual accident insurance	18.7	18.8	24.7	23.4
Credit Life Insurance	24.6	23.4	21.1	17.3
Random Events	23.7	23.8	33.3	23.4
Multiple Peril	45.4	46.9	65.2	60.5
Mortagage Insurance in market policies – Credit Life	19.9	20.0	16.6	15.6
Group life	24.2	22.7	38.1	32.9

b) Revenues from insurance premiuns and private pension

Main lines	Premiums and contributions			
	04/01 to 06/30/2020	04/01 to 06/30/2019	01/01 to 06/30/2020	01/01 to 06/30/2019
Group accident insurance	173	209	385	390
Individual accident	54	69	104	127
Disability Savings Pension	65	66	131	132
PGBL	425	432	896	939
Credit Life	69	266	254	506
Income from aleatory events	45	58	101	126
Multiple risks	80	69	161	134
Home Insurance in Market Policies – Credit Life	85	79	163	155
Traditional	26	27	53	51
VGBL	1,629	2,721	4,255	5,519
Group life	216	250	439	478
Other lines	152	205	308	405
Total	**3,019**	**4,451**	**7,250**	**8,962**

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 | 99

c) Technical provisions balances

	06/30/2020			12/31/2019		
	Insurance	Private Pension	Total	Insurance	Private Pension	Total
Unearned premiums (PPNG)	2,127	12	2,139	2,343	13	2,356
Mathematical provisions for benefits to be granted (PMBAC) and granted benefits (PMBC)	17	210,426	210,443	204	212,274	212,478
Redemptions and Other Unsettled Amounts (PVR)	14	289	303	13	318	331
Financial surplus (PEF)	2	610	612	2	610	612
Unsettled claims (PSL)	523	52	575	571	47	618
Claims / events incurred but not reported (IBNR)	275	22	297	277	22	299
Related Expenses (PDR)	28	91	119	28	89	117
Other	267	1,388	1,655	250	1,273	1,523
Total	**3,253**	**212,890**	**216,143**	**3,688**	**214,646**	**218,334**
Current	**2,384**	**467**	**2,851**	**2,613**	**493**	**3,106**
Noncurrent	**869**	**212,423**	**213,292**	**1,075**	**214,153**	**215,228**

d) Change in technical provisions

	06/30/2020			12/31/2019		
	Insurance	Private pension	Total	Insurance	Private pension	Total
Opening balance	**3,688**	**214,646**	**218,334**	**3,809**	**197,378**	**201,187**
(+) Additions arising from premiums / contributions	1,913	5,338	7,251	4,634	15,008	19,642
(-) Risk adjustments	(2,129)	(134)	(2,263)	(4,216)	(273)	(4,489)
(-) Payment of claims / benefits	(670)	(293)	(963)	(1,349)	(566)	(1,915)
(+) Reported claims	642	-	642	1,465	-	1,465
(-) Redemptions	-	(7,650)	(7,650)	-	(15,623)	(15,623)
(+/-) Net Portability	-	479	479	-	1,754	1,754
(+) Adjustment of reserves and financial surplus	4	335	339	10	16,507	16,517
(+/-) Other (increase / reversal)	26	169	195	(665)	461	(204)
(+/-) Corporate Reorganization	(221)	-	(221)	-	-	-
Closing balance	**3,253**	**212,890**	**216,143**	**3,688**	**214,646**	**218,334**

Through actuarial models based mainly on the portfolio historical experience and on macroeconomic projections, ITAÚ UNIBANCO HOLDING establishes the assumptions that influence the assessment of technical provisions. The assumptions are reassessed annually by experts of the actuarial and risk area, and are subsequently submitted to the executive's approval. The effects on assumptions are recognized in income for the period in which they occurred.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 100

V - Deferred acquisition costs

They are recorded in assets and charges are shown in the table below:

	06/30/2020	12/31/2019
Opening Balance	**495**	**409**
Increase	507	1,156
Amortization	(555)	(1,070)
Closing Balance	**447**	**495**
Balance to be amortized in up to 12 months	349	389
Balance to be amortized after 12 months	98	106

VI - Table of Claims Development

Provision for unsettled claims (PSL)	**575**
(-) IBNER	255
(-) Reinsurance	25
(-) Retrocession and other estimates	(13)
Liability claims presented in the claims development table (a + b)	**308**

The amount of obligations of the ITAÚ UNIBANCO HOLDING may change. The first part of the table shows how the final loss estimate changes through time. The second part of the table reconciles the amounts pending payment and the liability disclosed in the balance sheet.

a) Administratives claims - net of reinsurance

Occurrence date	06/30/2016	06/30/2017	06/30/2018	06/30/2019	06/30/2020	Total
At the end of reporting period	950	872	866	1,046	1,178	
After 1 year	1,005	937	993	1,048		
After 2 years	1,024	984	998			
After 3 years	1,121	984				
After 4 years	1,121					
Current estimate	1,121	984	998	1,048	1,178	
Accumulated payments through base date	1,107	967	986	1,031	1,087	5,178
Liabilities recognized in the balance sheet	14	18	12	18	91	153
Liabilities in relation to prior periods						20
Total administratives claims						**173**

b) Judicial claims - net of reinsurance

Occurrence date	06/30/2016	06/30/2017	06/30/2018	06/30/2019	06/30/2020	Total
At the end of reporting period	32	24	14	21	13	
After 1 year	47	30	34	34		
After 2 years	52	55	42			
After 3 years	58	61				
After 4 years	65					
Current estimate	65	61	42	34	13	
Accumulated payments through base date	54	53	33	27	10	177
Liabilities recognized in the balance sheet	10	9	9	7	4	39
Liabilities in relation to prior periods						96
Total judicial claims						**135**

The breakdown of the claims development table into administrative and judicial shows the reallocation of admininstrative claims up to a certain base date and that become judicial claims afterwards, which may give the wrong impression of need for adjusting the provisions in each breakdown.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 | 101

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 102 VII Liability Adequacy Test ITAÚ UNIBANCO HOLDING tests for Liability Adequacy semiannually, by comparing the amount recognized for its technical reserves with the current estimate of cash flow of its future obligations. The estimate should include all cash flows related to the business, which is the minimum requirement for carrying out the adequacy test. The Liability Adequacy Test did not indicate significant insufficiency in 2019 and 2020. The assumptions used in the test are periodically reviewed and are based on best practices and an analysis of subsidiaries’ experience, thus representing the best estimates for cash flow projections. Methodology and test grouping Specifically for insurance products, cash flows were projected using the method known as the run-off triangle for quarterly frequency periods. For pension products, cash flows for the deferral and concession phases are tested separately. The risk grouping criteria include groups subject to similar risks that are jointly managed as a single portfolio. Demographic tables Demographic tables are instruments to measure the demographic risk represented by the probability of death, survival or disability of a participant. For death and survival estimates, the latest Brazilian Market Insurer Experience tables (BR-EMS) are used, adjusted according to Scale G life expectancy development, and the Álvaro Vindas table is used to estimate benefit requests for disability. Risk-free interest rate The relevant risk-free forward interest-rate structure (ETTJ) is an indicator of the pure time value of money used to price the set of projected cash flows. The ETTJ was obtained from the curve of securities deemed to be credit risk free, available in the Brazilian financial market and determined by ITAÚ UNIBANCO HOLDING using its own method, plus a spread, which takes into account the impact of the market result of securities classified as Financial assets at amortized cost in the Guarantee assets portfolio. Annuity conversion rate The annuity conversion rate represents the expected conversion of balances accumulated by participants in retirement benefits. The decision by participants convert into an annuity is influenced by behavioral, economic and tax factors. Other assumptions Related expenses, cancellations and partial redemptions, future additions and contributions, are among the assumptions that affect the estimate of projected cash flows since they represent expenses and income arising from insurance agreements assumed.

Note 28 – Fair value of financial instruments

In cases where market prices are not available, fair values are based on estimates using discounted cash flows or other valuation techniques. These techniques are significantly affected by the assumptions adopted, including the discount rate and estimate of future cash flows. The estimated fair value obtained through these techniques cannot be substantiated by comparison with independent markets and, in many cases, cannot be achieved on immediate settlement of the instrument.

The following table summarizes the book values and estimated fair values for financial instruments:

		06/30/2020		12/31/2019	
		Book value	Fair value (*)	Book value	Fair value
Cash	(a)	43,368	43,368	30,367	30,367
Financial assets		**1,785,757**	**1,796,600**	**1,501,481**	**1,513,562**
At Amortized Cost		**1,288,328**	**1,299,171**	**1,101,892**	**1,113,973**
Central Bank compulsory deposits	(a)	89,744	89,744	91,248	91,248
Interbank deposits	(b)	55,892	56,140	34,583	34,622
Securities purchased under agreements to resell	(a)	302,856	302,856	198,428	198,428
Securities	(c)	137,118	138,028	133,119	135,891
Loan and Financial Lease	(d)	660,684	670,369	585,791	595,061
Other financial assets	(e)	86,565	86,565	94,752	94,752
(-) Provision for Expected Loss		(44,531)	(44,531)	(36,029)	(36,029)
At Fair Value Through Other Comprehensive Income		**106,279**	**106,279**	**76,660**	**76,660**
Securities	(c)	106,279	106,279	76,660	76,660
At Fair Value Through Profit or Loss		**391,150**	**391,150**	**322,929**	**322,929**
Securities	(c)	306,981	306,981	281,075	281,075
Derivatives	(c)	84,169	84,169	41,854	41,854
Financial liabilities		**1,530,346**	**1,530,406**	**1,211,999**	**1,214,196**
At Amortized Cost		**1,435,421**	**1,435,481**	**1,159,830**	**1,162,027**
Deposits	(b)	727,197	727,232	507,060	507,110
Securities sold under repurchase agreements	(a)	302,391	302,391	256,583	256,583
Interbank market funds	(b)	175,063	175,064	174,862	174,949
Institutional market funds	(b)	139,888	139,912	104,244	106,304
Other financial liabilities	(e)	90,882	90,882	117,081	117,081
At Fair Value Through Profit or Loss		**89,955**	**89,955**	**48,029**	**48,029**
Derivatives	(c)	89,783	89,783	47,828	47,828
Structured notes		172	172	201	201
Provision for Expected Loss		**4,970**	**4,970**	**4,140**	**4,140**
Loan Commitments		3,747	3,747	3,303	3,303
Financial Guarantees		1,223	1,223	837	837

(*) In the period, the result of Derivative, as well as Adjustment to Fair Value of Financial Assets (particularly private securities) had their amounts affected by oscillations of rates and other market variables arising from the impact of the COVID-19 pandemic on the macroeconomic scenario in the period (Note 33a).

Financial instruments not included in the Balance Sheet (Note 32) are represented by Standby letters of credit and financial guarantees provided, which amount to R$ 87,218 (R$ 81,733 at 12/31/2019) with an estimated fair value of R$ 840 (R$ 968 at 12/31/2019).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 | 103

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 104 The methods and assumptions used to estimate the fair value are defined below: a) Cash, Central Bank compulsory deposits, Securities purchased under agreements to resell and Securities sold under repurchase agreements – The carrying amounts for these instruments are close to their fair values. b) Interbank deposits, Deposits, Interbank and Institutional Market Funds – they are calculated by discounting estimated cash flows at market interest rates. c) Securities and Derivatives – Under normal conditions, the prices quoted in the market are the best indicators of the fair values of these financial instruments. However, not all instruments have liquidity or quoted market prices and, in such cases, it is necessary to adopt present value estimates and other techniques to establish their fair value. In the absence of prices quoted by the Brazilian Association of Financial and Capital Markets Entities (ANBIMA), the fair values of government securities are determined based on the interest rates provided by brokers. The fair values of corporate debt securities are calculated by discounting estimated cash flows at market interest rates. The fair values of shares are based on the prices quoted in the market. The fair values of derivative financial instruments were determined as follows: Swaps: The cash flows are discounted to present value based on yield curves that reflect the appropriate risk factors, mainly following swap prices on B3 for derivatives, of Brazilian government securities in the secondary market or derivatives and securities traded abroad. These yield curves may be used to obtain the fair value of currency swaps, interest rate swaps and swaps based on other risk factors (commodities, stock exchange indices, etc.). Futures and forwards: Quotations on exchanges or using criteria identical to those applied to swaps. Options: Determined through mathematical models, such as Black-Scholes, using data, in general from Bloomberg, for implicit volatility, interest rate yield curve and fair value of the underlying asset. Current market prices of options are used to compute the implicit volatilities. Credit Derivatives: They are inversely related to the probability of default (PD) in a financial instrument subject to credit risk. The process of adjusting the market price of these spreads is based on the differences between the yield curves with and without credit risk. d) Loans and financial leases – Fair value is estimated for groups of loans with similar financial and risk characteristics, using valuation models. The fair value of fixed-rate loans was determined by discounting estimated cash flows, at interest rates applicable to similar loans. For the majority of loans at floating rates, the carrying amount was considered to be close to their market value. The fair value of loan and lease operations not overdue was calculated by discounting the expected payments of principal and interest to maturity. The fair value of overdue loan and lease transactions was based on the discount of estimated cash flows, using a rate proportional to the risk associated with the estimated cash flows, or on the underlying collateral. The assumptions for cash flows and discount rates rely on information available in the market and knowledge of the individual debtor. e) Other financial assets / liabilities – primarily composed of receivables from credit card issuers, deposits in guarantee for contingent liabilities, provisions and legal obligations and trading and intermediation of securities. The carrying amounts for these assets/liabilities substantially approximate to their fair values, since they principally represent amounts to be received in the short term from credit card holders and to be paid to credit card issuers, deposits in guarantee (indexed to market rates) made by ITAÚ UNIBANCO HOLDING to secure lawsuits or very short-term receivables (generally with a maturity of approximately 5 business days). All of these items represent assets / liabilities without significant associated market, credit or liquidity risks. Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets. An active market is a market in which transactions for the asset or liability being measured occur often enough and with sufficient volume to provide pricing information on an ongoing basis.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 105 Level 2: Input that is not observable for the asset or liability either directly or indirectly. Level 2 generally includes: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or quoted prices vary substantially either over time or among market makers, or in which little information is released publicly; (iii) inputs other than quoted prices that are observable for the asset or liability (for example, interest rates and yield curves observable at commonly quoted intervals, volatilities, etc.); (iv) inputs that are mainly derived from or corroborated by observable market data through correlation or by other means. Level 3: Inputs are not observable for the asset or liability. Unobservable information is used to measure fair value to the extent that observable information is not available, thus allowing for situations in which there is little, or no market activity for the asset or liability at the measurement date. Financial assets at fair value through profit or loss, including Derivatives, and at fair value through other comprehensive income: Level 1: Highly-liquid securities with prices available in an active market and derivatives traded on stock exchanges. This classification level includes most of the Brazilian government securities, other foreign government securities, shares and debentures traded on stock exchanges and other securities traded in an active market. Level 2: When pricing information is not available for a specific security, valuation is usually based on prices quoted in the market for similar instruments, pricing information obtained from pricing services, such as Bloomberg, Reuters and brokers (only when the prices represent actual transactions) or discounted cash flows, which use information for assets actively traded in an active market. These securities are classified at Level 2 of the fair value hierarchy and consist of certain Brazilian government securities, debentures, some government securities quoted in a less liquid market than for Level 1, and some share prices in investment funds. Derivatives included in Level 2 are credit default swaps, cross-currency swaps, interest rate swaps, simple options and some forwards, since information adopted by pricing models is immediately observable in actively quoted markets. The models used for these instruments are Black-Scholes, Garman & Kohlhagen, Monte Carlo and discounted cash flow. ITAÚ UNIBANCO HOLDING does not hold positions in alternative investment funds or private equity funds. Level 3: When there is no pricing information in an active market, ITAÚ UNIBANCO HOLDING uses internally developed models, from curves generated according to a proprietary model. Level 3 classification includes some Brazilian government and private securities falling due after 2025 which are not usually traded in an active market. Derivatives with fair values classified in Level 3 of the fair value hierarchy are composed of exotic options, certain swaps indexed to non-observable inputs, and swaps with other products, such as swap with options or with verification, credit derivatives and futures of certain commodities. All the above methods may result in a fair value that is not indicative of the net realizable value or future fair values. However, ITAÚ UNIBANCO HOLDING believes that all the method used are appropriate and consistent with other market participants. Moreover, the adoption of different methods or assumptions to estimate fair value may result in different fair value estimates at the balance sheet date.

Distribution by level

The following table presents the breakdown of fair value hierarchy levels.

	06/30/2020				12/31/2019			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets at fair value through profit or loss	**241,724**	**61,251**	**740**	**303,715**	**234,583**	**43,738**	**1,719**	**280,040**
Investment funds	1,435	9,400	-	10,835	318	7,949	-	8,267
Brazilian government securities	217,172	7,056	-	224,228	216,167	3,444	-	219,611
Government securities – other countries	**5,705**	**-**	**-**	**5,705**	**1,520**	**-**	**-**	**1,520**
Argentina	1,754	-	-	1,754	318	-	-	318
Chile	636	-	-	636	488	-	-	488
Colombia	1,441	-	-	1,441	409	-	-	409
United States	1,302	-	-	1,302	141	-	-	141
Italy	251	-	-	251	-	-	-	-
Mexico	15	-	-	15	57	-	-	57
Paraguay	3	-	-	3	2	-	-	2
Peru	15	-	-	15	8	-	-	8
Uruguay	288	-	-	288	97	-	-	97
Corporate debt securities	**17,412**	**44,795**	**740**	**62,947**	**16,578**	**32,345**	**1,719**	**50,642**
Negotiable Shares	8,012	4,642	-	12,654	9,847	4,790	-	14,637
Rural product note	-	1,109	69	1,178	-	-	-	-
Bank deposit certificates	-	1,277	-	1,277	-	792	-	792
Real estate receivables certificates	-	-	612	612	-	-	1,444	1,444
Debentures	6,102	13,556	59	19,717	4,667	7,763	225	12,655
Eurobonds and others	3,298	-	-	3,298	2,064	102	7	2,173
Financial bills	-	17,140	-	17,140	-	18,501	13	18,514
Promissory notes	-	6,794	-	6,794	-	313	-	313
Other	-	277	-	277	-	84	30	114
Financial assets at fair value through other comprehensive income	**102,983**	**3,296**	**-**	**106,279**	**72,455**	**4,171**	**34**	**76,660**
Brazilian government securities	63,189	1,303	-	64,492	49,879	853	-	50,732
Government securities – other countries	**34,944**	**-**	**-**	**34,944**	**20,571**	**-**	**-**	**20,571**
Germany	31	-	-	31	23	-	-	23
Chile	24,912	-	-	24,912	11,208	-	-	11,208
Colombia	3,840	-	-	3,840	3,878	-	-	3,878
United States	2,517	-	-	2,517	2,756	-	-	2,756
Italy	-	-	-	-	329	-	-	329
Paraguay	2,819	-	-	2,819	1,780	-	-	1,780
Uruguay	825	-	-	825	597	-	-	597
Corporate debt securities	**4,850**	**1,993**	**-**	**6,843**	**2,005**	**3,318**	**34**	**5,357**
Negotiable Shares	1,315	-	-	1,315	149	-	-	149
Bank deposit certificates	-	89	-	89	-	2,371	-	2,371
Real estate receivables certificates	-	-	-	-	-	-	26	26
Debentures	343	910	-	1,253	334	-	-	334
Eurobonds and others	3,192	994	-	4,186	1,522	947	8	2,477
Financial assets designated at fair value through profit or loss	**3,266**	**-**	**-**	**3,266**	**1,035**	**-**	**-**	**1,035**
Brazilian external debt bonds	3,266	-	-	3,266	1,035	-	-	1,035
Financial liabilities designated at fair value through profit or loss	**-**	**172**	**-**	**172**	**-**	**201**	**-**	**201**
Structured notes	-	172	-	172	-	201	-	201

The following table presents the breakdown of fair value hierarchy levels for derivative assets and liabilities.

	06/30/2020				12/31/2019			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets	**23**	**83,969**	**177**	**84,169**	**14**	**41,737**	**103**	**41,854**
Swap Contracts – adjustment receivable	-	53,701	157	53,858	-	26,426	32	26,458
Option Contracts	14	14,164	20	14,198	-	8,385	71	8,456
Forward Contracts	-	3,326	-	3,326	-	2,162	-	2,162
Credit derivatives	-	122	-	122	-	167	-	167
NDF - Non Deliverable Forward	-	12,099	-	12,099	-	4,446	-	4,446
Other derivative financial instruments	9	557	-	566	14	151	-	165
Liabilities	**(27)**	**(89,626)**	**(130)**	**(89,783)**	**(7)**	**(47,736)**	**(85)**	**(47,828)**
Swap Contracts – adjustment payable	-	(62,395)	(126)	(62,521)	-	(32,881)	(46)	(32,927)
Option Contracts	(6)	(14,909)	(4)	(14,919)	-	(9,022)	(39)	(9,061)
Forward Contracts	-	(2,609)	-	(2,609)	-	(754)	-	(754)
Credit derivatives	-	(328)	-	(328)	-	(40)	-	(40)
NDF - Non Deliverable Forward	-	(9,356)	-	(9,356)	-	(4,971)	-	(4,971)
Other derivative financial instruments	(21)	(29)	-	(50)	(7)	(68)	-	(75)

There were no significant transfer between Level 1 and Level 2 during the periods of 06/30/2020 and 12/31/2019. Transfers to and from Level 3 are presented in movements of Level 3.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 | 106

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 107 Measurement of Level 2 fair value based on pricing services and brokers To ensure that the fair value of these instruments is properly classified as Level 2, in-house analysis of information received are conducted, so as to understand the nature of inputs used by the service provider. Prices provided by pricing services that meet the following requirements are considered Level 2: input is immediately available, regularly distributed, provided by sources actively involved in significant markets and it is not proprietary. For financial instruments classified as Level 2, the pricing service or brokers were used to price securities substantially represented by: Debentures: When available, we use price information for transactions recorded in the Brazilian Debenture System (SND), an electronic platform operated by B3, which provides multiple services for transactions involving debentures in the secondary market. Alternatively, prices of debentures provided by ANBIMA are used. Its methodology includes obtaining, on a daily basis, illustrative non-binding prices from a group of market players deemed to be significant. Such information is subject to statistical filters intended to eliminate outliers. Financial Bills: In order to mark Financial Bills to market, it is necessary to calculate its future value by projecting the notional issue value and its yields established by contract (fixed rate, floating rate or price index) and discounting the fixed curve in reais, obtained through DI Futures prices traded on B3. Global and corporate securities: The pricing process for these securities consists of capturing from 2 to 8 quotes from Bloomberg, depending on the asset. The method then compares the highest purchase prices and the lowest sale prices of trades provided by Bloomberg for the last day of the month. These prices are compared with information from purchase orders that the Institutional Treasury of ITAÚ UNIBANCO HOLDING provides to Bloomberg. Should the difference between them be lower than 0.5%, the average price of Bloomberg is used. If it is higher than 0.5% or if the Institutional Treasury does not provide information on this specific security, the average price gathered directly from other banks is used. The Institutional Treasury price is used as a reference only and never in the computation of the final price. Level 3 recurring fair value measurements The departments in charge of defining and applying the pricing models are segregated from the business areas. The models are documented, submitted to validation by an independent area and approved by a specific committee. The daily process of price capture, calculation and disclosure is periodically checked according to formally defined tests and criteria and the information is stored in a single corporate data base. The most frequent cases of assets classified as Level 3 are justified by the discount factors used. Factors such as the fixed interest curve in Brazilian Reais and the TR coupon curve – and, as a result, their related factors – have inputs with terms shorter than the maturities of fixed-income assets. For swaps, the indexers for both legs are analyzed. There are some cases in which the input periods are shorter than the maturity of the derivative.

Level 3 recurring fair value changes

The tables below show balance sheet changes for financial instruments classified by ITAÚ UNIBANCO HOLDING in Level 3 of the fair value hierarchy. Derivative financial instruments classified in Level 3 correspond to other derivatives indexed to shares.

	Fair value at 12/31/2019	Total gains or losses (realized / unrealized)		Purchases	Settlements	Transfers in and / or out of Level	Fair value at 06/30/2020	Total Gains or Losses (Unrealized)
		Recognized in income	Recognized in other comprehensive income					
Financial assets at fair value through profit or loss	**1,719**	**(547)**	**-**	**1,052**	**(698)**	**(786)**	**740**	**(142)**
Corporate securities	**1,719**	**(547)**	**-**	**1,052**	**(698)**	**(786)**	**740**	**(142)**
Real estate receivables certificates	1,444	(505)	-	26	(353)	-	612	(53)
Debentures	225	15	-	728	(272)	(637)	59	(36)
Rural Product Note	-	(49)	-	219	(18)	(83)	69	(53)
Eurobonds and others	7	(6)	-	69	(12)	(58)	-	-
Financial bills	13	(2)	-	-	(5)	(6)	-	-
Other	30	-	-	10	(38)	(2)	-	-
Financial assets at fair value through other comprehensive income	**34**	**7**	**(6)**	**248**	**(167)**	**(116)**	**-**	**-**
Corporate securities	**34**	**7**	**(6)**	**248**	**(167)**	**(116)**	**-**	**-**
Real estate receivables certificates	26	-	-	-	(26)	-	-	-
Eurobonds and others	8	7	(6)	248	(141)	(116)	-	-

	Fair value at 12/31/2019	Total gains or losses (realized / unrealized)		Purchases	Settlements	Transfers in and / or out of Level	Fair value at 06/30/2020	Total Gains or Losses (Unrealized)
		Recognized in income	Recognized in other comprehensive income					
Derivatives - assets	**103**	**181**	**-**	**82**	**(178)**	**(11)**	**177**	**146**
Swap Contracts – adjustment receivable	32	128	-	9	(2)	(10)	157	155
Option Contracts	71	53	-	73	(176)	(1)	20	(9)
Derivatives - liabilities	**(85)**	**(126)**	**-**	**(42)**	**104**	**19**	**(130)**	**(119)**
Swap Contracts – adjustment payable	(46)	(96)	-	(4)	-	20	(126)	(119)
Option Contracts	(39)	(30)	-	(38)	104	(1)	(4)	-

	Fair value at 12/31/2018	Total gains or losses (realized / unrealized)		Purchases	Settlements	Transfers in and / or out of Level	Fair value at 12/31/2019	Total Gains or Losses (Unrealized)
		Recognized in income	Recognized in other comprehensive income					
Financial assets at fair value through profit or loss	**2,833**	**(1,300)**	**-**	**1,755**	**(907)**	**(662)**	**1,719**	**(307)**
Corporate securities	**2,833**	**(1,300)**	**-**	**1,755**	**(907)**	**(662)**	**1,719**	**(307)**
Negotiable shares	1,268	(285)	-	-	-	(983)	-	-
Real estate receivables certificates	1,411	(487)	-	573	(53)	-	1,444	29
Debentures	85	(504)	-	604	(222)	262	225	(336)
Eurobonds and others	31	(4)	-	3	(51)	28	7	-
Financial bills	5	6	-	8	(6)	-	13	-
Other	33	(26)	-	567	(575)	31	30	-
Financial assets designated at fair value through other comprehensive income	**-**	**43**	**(47)**	**76**	**(68)**	**30**	**34**	**(2)**
Real estate receivables certificates	-	-	-	26	-	-	26	-
Debentures	-	(2)	6	50	(54)	-	-	1
Eurobonds and others	-	45	(53)	-	(14)	30	8	(3)

	Fair value at 12/31/2018	Total gains or losses (realized / unrealized)		Purchases	Settlements	Transfers in and / or out of Level	Fair value at 12/31/2019	Total Gains or Losses (Unrealized)
		Recognized in income	Recognized in other comprehensive income					
Derivatives - Assets	**142**	**(78)**	**-**	**274**	**(156)**	**(79)**	**103**	**(1)**
Swap Contracts – adjustment receivable	90	21	-	2	(2)	(79)	32	31
Option Contracts	52	(99)	-	272	(154)	-	71	(32)
Derivatives - Liabilities	**(26)**	**(17)**	**-**	**(196)**	**172**	**(18)**	**(85)**	**(2)**
Swap Contracts – adjustment payable	(3)	(51)	-	(10)	36	(18)	(46)	(17)
Option Contracts	(23)	34	-	(186)	136	-	(39)	15

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 | 108

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 109 Sensitivity analysis of Level 3 operations The fair value of financial instruments classified in Level 3 is measured through valuation techniques based on correlations and associated products traded in active markets, internal estimates and internal models. Significant unobservable inputs used for measurement of the fair value of instruments classified in Level 3 are: interest rates, underlying asset prices and volatility. Significant variations in any of these inputs separately may give rise to substantial changes in the fair value. The table below shows the sensitivity of these fair values in scenarios of changes of interest rates or, asset prices, or in scenarios with varying shocks to prices and volatilities for nonlinear assets: The following scenarios are used to measure sensitivity: Interest rate Based on reasonably possible changes in assumptions of 1, 25 and 50 basis points (scenarios I, II and III respectively) applied to the interest curves, both up and down, taking the largest losses resulting in each scenario. Shares Based on reasonably possible changes in assumptions of 5 and 10 percentage points (scenarios I and II respectively) applied to share prices, both up and down, taking the largest losses resulting in each scenario. Nonlinear Scenario I: Based on reasonably possible changes in assumptions of 5 percentage points on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario. Scenario II: Based on reasonably possible changes in assumptions of 10 percentage points on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario. Note 29 Contingent Assets and Liabilities, Provisions and Legal Obligations In the ordinary course of its business, ITAÚ UNIBANCO HOLDING may be a party to legal proceedings to labor, civil and tax nature. The contingencies related to these lawsuits are classified as follows: a) Contingent Assets: There are no contingent assets recorded. b) Provisions and contingencies: The criteria to quantify of provisions for contingencies are adequate in relation to the specific characteristics of civil, labor and tax lawsuits portfolios, as well as other risks, taking into consideration the opinion of its legal advisors, the nature of the lawsuits, the similarity with previous lawsuits and the prevailing previous court decisions. A provision is recognized whenever the loss is classified as probable. Legal liabilities arise from lawsuits filed to discuss the legality and unconstitutionality of the legislation in force, being subject to an accounting provision. Income Stockholders’ equity Income Stockholders’ equity I (0.4) (0.9) (0.0) II (9.2) (23.3) (0.3) III (18.1) (46.1) (0.6) I II I (13.7) (22.6) II (17.9) (43.2) Impact Shares Nonlinear Sensitivity – Level 3 Operations 06/30/2020 Market risk factor groups Scenarios Impact Interest rates 12/31/2019

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 110 I- Civil lawsuits In general, provisions and contingencies arise from claims related to the revision of contracts and compensation for material and moral damages. The lawsuits are classified as follows: Collective lawsuits: Related to claims of a similar nature and with individual amounts that are not considered significant. Provisions are calculated on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the nature of the lawsuit and the characteristics of the court (Small Claims Court or Regular Court). Contingencies and provisions are adjusted to reflect the amounts deposited into court as guarantee for their execution when realized. Individual lawsuits: Related to claims with unusual characteristics or involving significant amounts. The probability of loss is ascertained periodically, based on the amount claimed and the special nature of each case. The amounts considered as probable losses are recorded as provisions. ITAÚ UNIBANCO HOLDING, despite having complied with the rules in force at the time, is a defendant in lawsuits filed by individuals referring to payment of inflation adjustments to savings accounts resulting from economic plans implemented in the 1980s and the 1990s, as well as in collective lawsuits filed by: (i) consumer protection associations; and (ii) the Public Attorney’s Office, on behalf of the savings accounts holders. ITAÚ UNIBANCO HOLDING recognizes provisions upon receipt of summons, and when individuals demand the enforcement of a ruling handed down by the courts, using the same criteria as for provisions for individual lawsuits. The Federal Supreme Court (STF) has issued some decisions favorable to savings account holders, but it has not established its understanding with respect to the constitutionality of the economic plans and their applicability to savings accounts. Currently, the appeals involving these matters are suspended, by order of the STF, until it pronounces its final decision. In December 2017, through mediation of the Federal Attorney’s Office (AGU) and supervision of the BACEN, savers (represented by two civil associations, FEBRAPO and IDEC) and FEBRABAN entered into an instrument of agreement aiming at resolving lawsuits related the economic plans, and ITAÚ UNIBANCO HOLDING has already accepted its terms. Said agreement was approved on March 1, 2018, by the Plenary Session of the Federal Supreme Court (STF) and savers could adhere to its terms for a 24-month period. Due to the end of this term, the parties signed an amendment to the instrument of agreement to extend this period in order to contemplate a higher number of holders of savings accounts and, consequently, to increase the end of lawsuits. In May, 2020 the Federal Supreme Court (STF) approved this amendment and granted a 30-month term for new adhesions, and this term may be extended for another 30 months, subject to the reporting of the number of adhesions over the first period. II- Labor claims Provisions for contingencies arise from lawsuits in which labor rights provided for in labor legislation specific to the related profession are discussed, such as: overtime, salary equalization, reinstatement, transfer allowance and, pension plan supplement. These lawsuits are classified as follows: Collective lawsuits: related to claims considered similar and with individual amounts that are not considered significant. The expected amount of loss is determined and accrued on a monthly basis in accordance with a statistical model which calculates the amount of the claims, and is reassessed taking into account court rulings. Provisions for contingencies are adjusted to reflect the amounts deposited into court as security for execution. Individual lawsuits: related to claims with unusual characteristics or involving significant amounts. These are periodically calculated based on the amounts claimed. The probability of loss is estimated in accordance with the actual and legal characteristics of each lawsuit. III- Other Risks These are quantified and accrued on the basis of the value of rural credit transactions with joint liability and FCVS (salary variations compensation fund) credits assigned to Banco Nacional.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 111 IV- Tax proceedings and legal obligations Tax provisions correspond to the principal amount of taxes involved in administrative or judicial tax lawsuits, subject to tax assessment notices, plus interest and, when applicable, fines and charges. Civil Labor Other Risks Total 3 ,633 8,579 976 13,188 (216) (980) (1,196) 3 ,417 7,599 976 11,992 Adjustment / Interest (Note 23) 37 255 292 385 1,079 (3) 1,461 Increase 535 1,191 1,726 Reversal (150) (112) (3) (265) (559) (1,387) (1,946) 3 ,280 7,546 973 11,799 209 949 1,158 3,489 8,495 973 12,957 Current 1,453 2,765 973 5,191 Non-current 2,036 5,730 7,766 Civil Labor Other Risks Total 4 ,426 6,821 573 11,820 (226) (957) (1,183) 4 ,200 5,864 573 10,637 Adjustment / Interest (Note 23) 122 1,024 1,146 726 3,160 403 4,289 Increase (*) 1,177 3,325 435 4,937 Reversal (451) (165) (32) (648) (1,631) (2,449) (4,080) 3 ,417 7,599 976 11,992 216 980 1,196 3 ,633 8,579 976 13,188 Current 1,662 2,451 976 5,089 Non-current 1,971 6,128 8,099 (*) Includes the effects of the Voluntary Severance Program. Subtotal Changes in the period reflected in income (Note 23) Payment Subtotal (+) Provisions guaranteed by indemnity clause (Note 2.4.n) Closing balance (-) Provisions guaranteed by indemnity clause (Note 2.4.n) Changes in the period reflected in income (Note 23) Payment Subtotal (+) Provisions guaranteed by indemnity clause (Note 2.4.n) Closing balance 12/31/2019 Opening balance 01/01 Subtotal Below are the changes in civil, labor and other risks provisions: 06/30/2020 Opening balance 01/01 (-) Provisions guaranteed by indemnity clause (Note 2.4.n) The table below shows the changes in the provisions: Opening balance 01/01 8,266 6,793 (-) Provisions guaranteed by indemnity clause (Note 2.4 n) (68) (68) Subtotal 8,198 6,725 Adjustment / Interest (*) 125 779 Changes in the period reflected in income 25 843 Increase (*) 61 1,135 Reversal (*) (36) (292) Payment (1,478) (151) Subtotal 6,870 8,196 (+) Provisions guaranteed by indemnity clause (Note 2.4 n) 70 70 Closing balance 6,940 8,266 Current 190 83 Non-current 6,750 8,183 (*) The amounts are included in the headings Tax Expenses, General and Administrative Expenses and Current Income Tax and Social Contribution. 06/30/2020 12/31/2019

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 112 The main discussions related to Tax Lawsuits and Legal Obligations are described below: INSS – Non-compensatory Amounts – R$ 1,935: the non-levy of social security contribution on amounts paid as profit sharing is defended. The balance of the deposits in guarantee is R$ 805; PIS and COFINS – Calculation Basis – R$ 643: defending the levy of PIS and COFINS on revenue, a tax on revenue from the sales of assets and services. The balance of the deposits in guarantee is R$ 616. c) Contingencies not provided for in the Balance Sheet Amounts involved in administrative and judicial arguments with the risk of loss estimated as possible are not provided for and they are basically composed of: I- Civil and Labor Claims In Civil Lawsuits with possible loss, total estimated risk is R$ 4,180 (R$ 4,266 at 12/31/2019), and in this total there are no amounts arising from interests in Joint Ventures. For Labor Claims with possible loss, estimated risk is R$ 348 (R$ 251 at 12/31/2019). II Tax proceedings The tax proceedings of possible loss totaled R$ 28,981, and the main cases are described below: INSS – Non-compensatory Amounts – R$ 4,794: defends the non-levy of this contribution on these amounts, among which are profit sharing and stock options; IRPJ, CSLL, PIS and COFINS – Funding Expenses – R$ 4,174: the deductibility of raising costs (Interbank deposits rates) for funds that were capitalized between Group companies; ISS – Banking Activities – R$ 3,453 the levy and/or payment place of ISS for certain banking revenues are discussed; IRPJ and CSLL – Goodwill – Deduction – R$ 3,379: the deductibility of goodwill for future expected profitability on the acquisition of investments; PIS and COFINS Reversal of Revenues from Depreciation in Excess – R$ 2,182: discussing the accounting and tax treatment of PIS and COFINS upon settlement of leasing operations; IRPJ, CSLL, PIS and COFINS – Requests for Offsetting Dismissed R$ 1,682: cases in which the liquidity and the certainty of credits offset are discussed; IRPJ and CSLL – Disallowance of Losses – R$ 1,180: discussion on the amount of tax loss (IRPJ) and/or social contribution (CSLL) tax loss carryforwards used by the Federal Revenue Service when drawing up tax assessment notes that are still pending a final decision; IRPJ and CSLL – Deductibility of Losses with Derivatives – R$ 651: the deductibility of losses calculated in the disposal of financial derivative contracts is being discussed.

d) Accounts Receivables – Reimbursement of Provisions

The receivables balance arising from reimbursements of contingencies totals R$ 941 (R$ 978 at 12/31/2019) (Note 18a), arising basically from the collateral established in Banco Banerj S.A. privatization process occurred in 1997, when the State of Rio de Janeiro created a fund to guarantee the equity recomposition in provisions for Civil, Labor and Tax Claims.

e) Guarantees of contingencies, provisions and legal obligations

The guarantees related to legal proceedings involving ITAÚ UNIBANCO HOLDING and basically consist of:

	06/30/2020				12/31/2019
	Civil	Labor	Tax	Total	Total
Deposits in guarantee (Note 18a)	1,526	2,353	9,285	**13,164**	14,520
Quotas	631	375	83	**1,089**	1,148
Surety	63	67	3,185	**3,315**	3,223
Insurance bond	1,774	1,118	13,943	**16,835**	14,867
Guarantee by government securities	17	-	239	**256**	96
Total	**4,011**	**3,913**	**26,735**	**34,659**	**33,854**

ITAÚ UNIBANCO HOLDING's provisions for judicial and administrative challenges are long-term, considering the time required for their questioning, and this prevents the disclosure of a deadline for their conclusion.

The legal advisors believe that ITAÚ UNIBANCO HOLDING is not a party to this or any other administrative proceedings or lawsuits that could significantly affect the results of its operations.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 | 113

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 114 Note 30 – Segment Information The current operational and reporting segments of ITAÚ UNIBANCO HOLDING are described below: Retail Banking The segment comprises retail customers, account holders and non-account holders, individuals and legal entities, high income clients (Itaú Uniclass and Personnalité) and the companies segment (microenterprises and small companies). It includes financing and credit offers made outside the branch network, in addition to credit cards and payroll loans. Wholesale Banking It comprises products and services offered to middle-market companies, high net worth clients (Private Banking), and the operation of Latin American units and Itaú BBA, which is the unit responsible for business with large companies and Investment Banking operations. Activities with the Market + Corporation Basically corresponds to the result arising from capital surplus, subordinated debt surplus and the net balance of tax credits and debits. It also includes the financial margin on market trading, Treasury operating costs, and equity in earnings of companies not included in either of the other segments. a) Basis of Presentation Segment information is based on the reports used by senior management to assess performance and to make decisions about allocation of funds for investment and other purposes. These reports use a variety of information for management purposes, including financial and non-financial information supported by bases different from information prepared according to accounting practices adopted in Brazil. The main indicators used for monitoring business performance are Recurring Income, and Return on Economic Capital allocated to each business segment. Information by segment has been prepared in accordance with accounting practices adopted in Brazil and is adjusted by the items below: Allocated capital: The statements for each segment consider capital allocation based on a proprietary model and consequent impacts on results arising from this allocation. This model includes the following components: Credit risk, operating risk, market risk and insurance underwriting risk. Income tax rate: We take the total income tax rate, net of the tax effect from the payment of interest on capital, for the Retail Banking, Wholesale Banking and Activities with the Market + Corporation. The difference between the income tax amount calculated by segment and the effective income tax amount, as stated in the consolidated financial statements, is allocated to the Trading + Institutional column. Reclassification and application of managerial criteria The managerial statement of income was used to prepare information per segment. These statements were obtained based on the statement of income adjusted by the impact of non-recurring events and the managerial reclassifications in income. The main reclassifications between the accounting and managerial results are: Operating revenues: Considers the opportunity cost for each operation. The financial statements were adjusted so that the stockholders’ equity was replaced by funding at market price. Subsequently, the financial statements were adjusted to include revenues related to capital allocated to each segment. The cost of subordinated debt and the respective remuneration at market price were proportionally allocated to the segments, based on the economic capital allocated.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 115 Tax effects of hedging: The tax effects of hedging of investments abroad were adjusted – they were originally recorded as tax expenses (PIS and COFINS) and Income Tax and Social Contribution on Net Income – and are now reclassified to financial margin. Insurance: The main reclassifications of revenues refer to the financial margins obtained from technical provisions for insurance, pension plans and premium bonds, in addition to revenue from management of pension plan funds. Other reclassifications: Other Income, Share of Income of Associates and joint ventures, Non- Operating Income, Profit Sharing of Management Members and Expenses for Credit Card Reward Program were reclassified to those lines representing the way the ITAÚ UNIBANCO HOLDING manages its business, to provide a clearer understanding of our performance. The adjustments and reclassifications column shows the effects of the differences between the accounting principles followed for the presentation of segment information, which are substantially in line with the accounting practices adopted for financial institutions in Brazil, except as described above, and the policies used in the preparation of these consolidated financial statements according to IFRS. Significant adjustments are as follows: Requirements for impairment testing of financial assets are based on the expected loan losses model; Adjustment to fair value due to reclassifications of financial assets to categories of measurement at amortized cost, at fair value through profit and loss or at fair value through other comprehensive income, as a result of the concept of business models of IFRS 9; Financial assets modified and not written-off, with their balances recalculated in accordance with the requirements of IFRS 9; Effective interest rate of financial assets and liabilities measured at amortized cost, appropriating revenues and costs directly attributable to their acquisition, issue or disposal over the transaction term, whereas in the standards adopted in Brazil, recognition of expenses and revenues from fees occurs at the time these transactions are contracted; Goodwill generated in a business combination is not amortized, whereas in the standards adopted in Brazil, it is amortized.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 116 Retail Banking Wholesale Banking Activities with the Market + Corporation ITAÚ UNIBANCO Adjustments IFRS consolidated (3) 17,690 7,790 2,530 2 8,010 (4,534) 23,476 10,603 5,123 2,049 1 7,775 (4,434) 13,341 5,448 2,551 397 8 ,396 248 8,644 1,639 116 84 1 ,839 (892) 947 544 544 (5,018) (2,757) 6 (7,769) 2,075 (5,694) (320) (1) (321) (1) (322) 12,352 5,032 2,536 1 9,920 (2,460) 17,460 (9,576) (3,999) (177) (13,752) (7,943) (21,695) (8,397) (3,633) (89) (12,119) (8,166) (20,285) (1,179) (366) (88) (1,633) (91) (1,724) 314 314 2,776 1,033 2,359 6 ,168 (10,403) (4,235) (974) (189) (739) (1,902) 4,234 2,332 (28) (19) (14) (61) 3,687 3,626 1,774 825 1,606 4 ,205 (2,482) 1,723 1,239,178 962,548 134,820 2,075,122 (121,113) 1,954,009 1,192,203 891,008 115,518 1,937,304 (126,228) 1,811,076 Investments in associates and joint ventures 1,925 13,652 15,577 (425) 15,152 Fixed assets, net 4,504 887 5,391 1,422 6,813 Goodwill and Intangible assets, net 5,720 8,993 14,713 1,949 16,662 Total assets (*) 06/30/2020 Total liabilities 06/30/2020 (*) Includes: b) Consolidated Statement of Managerial Result Share of profit or (loss) in associates and joint ventures Net income before income tax and social contribution Income tax and social contribution Non-controlling interest in subsidiaries Net interest (1) Banking product April 1 to June 30, 2020 (3) The IFRS Consolidated figures do not represent the sum of the parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties. Tax expenses for ISS, PIS and COFINS and other Commissions and Banking Fees Income from insurance and private pension operations before claim and selling expenses Other operating income / (expenses) Non-interest expenses (2) Other revenues Cost of Credit Claims Operating margin Net income (1) Includes interest and similar income, expenses and dividend of R$ 13,187, net gains (loss) on investment securities and derivatives of R$ 1,914 and results from foreign exchange operations and exchange variation of transactions abroad of R$ (1,760). (2) Refers to general and administrative expenses including depreciation and amortization expenses of R$ (1,237).

	April 1 to June 30, 2019					
	Retail Banking	Wholesale Banking	Activities with the Market + Corporation	ITAÚ UNIBANCO	Adjustments	IFRS consolidated [3]
Banking product	**19,477**	**7,506**	**2,509**	**29,492**	**(739)**	**28,753**
Interest margin [1]	11,529	4,728	2,194	18,451	(445)	18,006
Commissions and Banking Fees	6,224	2,665	174	9,063	358	9,421
Income from insurance and private pension operations before claim and selling expenses	1,724	113	141	1,978	(1,009)	969
Other revenues	-	-	-	-	357	357
Cost of Credit	**(3,940)**	**(105)**	**-**	**(4,045)**	**804**	**(3,241)**
Claims	**(282)**	**(15)**	**-**	**(297)**	**-**	**(297)**
Operating margin	**15,255**	**7,386**	**2,509**	**25,150**	**65**	**25,215**
Other operating income / (expenses)	**(10,289)**	**(3,799)**	**(344)**	**(14,432)**	**(1,192)**	**(15,624)**
Non-interest expenses [2]	(9,063)	(3,448)	(164)	(12,675)	(1,355)	(14,030)
Tax expenses for ISS, PIS and COFINS and Other	(1,226)	(351)	(180)	(1,757)	(185)	(1,942)
Share of profit or (loss) in associates and joint ventures	-	-	-	-	348	348
Net income before income tax and social contribution	**4,966**	**3,587**	**2,165**	**10,718**	**(1,127)**	**9,591**
Income tax and social contribution	(1,708)	(1,076)	(623)	(3,407)	506	(2,901)
Non-controlling interest in subsidiaries	(60)	(202)	(15)	(277)	114	(163)
Net income	**3,198**	**2,309**	**1,527**	**7,034**	**(507)**	**6,527**
Total assets [*] - 12/31/2019	**1,056,275**	**682,271**	**147,901**	**1,738,713**	**(101,232)**	**1,637,481**
Total liabilities - 12/31/2019	**1,013,186**	**625,614**	**104,799**	**1,595,865**	**(107,849)**	**1,488,016**
[*] Includes:						
Investments in associates and joint ventures	1,911	-	13,666	15,577	(480)	15,097
Fixed assets, net	5,252	1,160	-	6,412	754	7,166
Goodwill and Intangible assets, net	6,681	7,645	-	14,326	5,393	19,719

(1) Includes interest and similar income,expenses and dividend of R$ 15,205, net gains (loss) on investment securities and derivatives of R$ 1,645 and results from foreign exchange operations and exchange variation of transactions abroad of R$ 1,156.

(2) Refers to general and administrative expenses including depreciation and amortization expenses of R$ (1,128).

(3) The IFRS Consolidated figures do not represent the sum of all parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 117

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 118 Retail Banking Wholesale Banking Activities with the Market + Corporation ITAÚ UNIBANCO Adjustments IFRS consolidated (3) 37,396 15,381 4,439 5 7,216 (19,768) 37,448 22,235 9,611 3,734 3 5,580 (19,691) 15,889 11,750 5,597 563 1 7,910 816 18,726 3,411 173 142 3 ,726 (1,644) 2,082 751 751 (11,937) (5,925) 6 (17,856) 2,408 (15,448) (647) (4) (651) (651) 24,812 9,452 4,445 3 8,709 (17,360) 21,349 (19,676) (7,612) (215) (27,503) (7,368) (34,871) (17,183) (6,889) (107) (24,179) (9,012) (33,191) (2,493) (723) (108) (3,324) 1,040 (2,284) 604 604 5,136 1,840 4,230 1 1,206 (24,728) (13,522) (1,521) (182) (1,174) (2,877) 18,174 15,297 (81) (107) (24) (212) 3,619 3,407 3,534 1,551 3,032 8 ,117 (2,935) 5,182 1,239,178 962,548 134,820 2,075,122 (121,113) 1,954,009 1,192,203 891,008 115,518 1,937,304 (126,228) 1,811,076 Investments in associates and joint ventures 1,925 13,652 15,577 (425) 15,152 Fixed assets, net 4,504 887 5,391 1,422 6,813 Goodwill and Intangible assets, net 5,720 8,993 14,713 1,949 16,662 Claims Operating margin Other operating income / (expenses) Non-interest expenses (2) Revenues from banking services and bank charges Income from insurance and private pension operations before claim and selling expenses (3) The IFRS Consolidated figures do not represent the sum of the parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties. (2) Refers to general and administrative expenses including depreciation and amortization expenses of R$ (2,448). Total assets (*) 06/30/2020 Total liabilities 06/30/2020 (*) Includes: (1) Includes interest and similar income, expenses and dividend of R$ 17,360, net gains (loss) on investment securities and derivatives of R$ (5,762) and results from foreign exchange operations and exchange variation of transactions abroad of R$ 4,291. Net income Operating revenues Interest margin (1) Other revenues Cost of Credit Tax expenses for ISS, PIS and COFINS and Other Share of profit or (loss) in associates and joint ventures Net income before income tax and social contribution January 1 to June 30, 2020 Income tax and social contribution Non-controlling interest in subsidiaries

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 119 Retail Banking Wholesale Banking Activities with the Market + Corporation ITAÚ UNIBANCO Adjustments IFRS consolidated (3) 38,046 14,620 5,034 5 7,700 (651) 57,049 22,182 9,330 4,607 3 6,119 (617) 35,502 12,436 5,032 217 1 7,685 875 18,560 3,428 258 210 3 ,896 (1,830) 2,066 921 921 (7,604) (244) (7,848) 1,256 (6,592) (570) (26) (596) (31) (627) 29,872 14,350 5,034 4 9,256 574 49,830 (20,191) (7,452) (631) (28,274) (2,427) (30,701) (17,774) (6,780) (282) (24,836) (2,676) (27,512) (2,417) (672) (349) (3,438) (328) (3,766) 577 577 9,681 6,898 4,403 2 0,982 (1,853) 19,129 (3,295) (2,013) (1,288) (6,596) 1,060 (5,536) (114) (337) (24) (475) 156 (319) 6,272 4,548 3,091 1 3,911 (637) 13,274 1,056,275 682,271 147,901 1,738,713 (101,232) 1,637,481 1,013,186 625,614 104,799 1,595,865 (107,849) 1,488,016 Investments in associates and joint ventures 1,911 13,666 15,577 (480) 15,097 Fixed assets, net 5,252 1,160 6,412 754 7,166 Goodwill and Intangible assets, net 6,681 7,645 14,326 5,393 19,719 (*) Includes: (3) The IFRS Consolidated figures do not represent the sum of the segments because there are intercompany transactions that were eliminated only in the consolidated financial statements. Segments are assessed by top management, net of income and expenses between related parties. Net income (1) Includes interest and similar income,expenses and dividend of R$ 30,815, net gains (loss) on investment securities and derivatives of R$ 3,228 and results from foreign exchange operations and exchange variation of transactions abroad of R$ 1,459. (2) Refers to general and administrative expenses including depreciation and amortization expenses of R$ (2,261). Total assets (*) 12/31/2019 Total liabilities 12/31/2019 Non-controlling interest in subsidiaries Claims Operating margin Other operating income / (expenses) Non-interest expenses (2) Tax expenses for ISS, PIS and COFINS and Other Share of profit or (loss) in associates and joint ventures Net income before income tax and social contribution Income tax and social contribution January 1 to June 30, 2019 Operating revenues Interest margin (1) Other revenues Cost of Credit Commissions and Banking Fees Income from insurance and private pension operations before claim and selling expenses

c) Result of Non-Current Assets and Main Services and Products by Geographic Region

	06/30/2020			12/31/2019		
	Brazil	Abroad	Total	Brazil	Abroad	Total
Non-current assets	16,363	7,112	23,475	16,123	10,762	26,885

	04/01 to 06/30/2020			04/01 to 06/30/2019		
	Brazil	Abroad	Total	Brazil	Abroad	Total
Income related to financial operations (1) (2)	31,310	3,374	34,684	32,588	5,778	38,366
Income from insurance and private pension operations before claim and selling expenses	947	-	947	939	30	969
Commissions and Banking Fees	7,697	947	8,644	8,513	908	9,421

	01/01 to 06/30/2020			01/01 to 06/30/2019		
	Brazil	Abroad	Total	Brazil	Abroad	Total
Income related to financial operations (1) (2)	53,941	13,035	66,976	62,419	12,167	74,586
Income from insurance and private pension operations before claim and selling expenses	2,082	-	2,082	1,999	67	2,066
Commissions and Banking Fees	16,835	1,891	18,726	16,753	1,807	18,560

(1) Includes interest and similar income, dividend income, net gain (loss) on investment securities and derivatives, foreign exchange results, and exchange variation on transactions abroad.

(2) ITAÚ UNIBANCO HOLDING does not have customers representing 10% or higher of its revenues.

Note 31 – Related parties

Transactions between related parties are carried out for amounts, terms and average rates in accordance with normal market practices during the period, and under reciprocal conditions.

Transactions between companies and investment funds, included in consolidation (note 2.4a), have been eliminated and do not affect the consolidated statements.

The principal unconsolidated related parties are as follows:

- Itaú Unibanco Participações S.A. (IUPAR), Companhia E. Johnston de Participações S.A. (shareholder of IUPAR) and ITAÚSA, direct and indirect shareholders of ITAÚ UNIBANCO HOLDING;

- The non-financial subsidiaries and joint ventures of ITAÚSA, in particular Duratex S.A., Itaúsa Empreendimentos S.A. (1) and Alpargatas S.A.;

- Investments in associates and joint ventures, in particular Porto Seguro Itaú Unibanco Participações S.A., BSF Holding S.A. and XP Inc.;

- Pension Plans: Fundação Itaú Unibanco – Previdência Complementar and FUNBEP – Fundo de Pensão Multipatrocinado, closed-end supplementary pension entities, that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING, created exclusively for employees;

- Associations: Associação Cubo Coworking Itaú – a partner entity of ITAÚ UNIBANCO HOLDING its purpose is to encourage and promote the discussion and development of alternative and innovative technologies, business models and solutions; the produce and disseminate the resulting technical and scientific knowledge; the attract and bring in new information technology talents that may be characterized as startups; and to research, develop and establish ecosystems for entrepreneur and startups;

- Foundations and Institutes maintained by donations from ITAÚ UNIBANCO HOLDING and by the proceeds generated by their assets, so that they can accomplish their objectives and to maintain their operational and administrative structure:

  Fundação Itaú para Educação e Cultura (2) – promotes education, culture, social assistance, defense and guarantee of rights, and strengthening of civil society.

  Instituto Itaú Cultural (3) – promotes and disseminates Brazilian culture in the country and abroad.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 | 120

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 121 Instituto Unibanco – supports projects focused on social assistance, particularly education, culture, promotion of integration into the labor market, and environmental protection, directly or as a supplement to civil institutions. Instituto Unibanco de Cinema – promotes culture in general and provides access of low-income families to screenings of films, videos, video-laser discs etc, in theaters and movie clubs which it owns or manages including showings of popular movies, in particular Brazilian productions. Associação Itaú Viver Mais – provides social services for the welfare of beneficiaries, on the terms defined in its Internal Regulations, and according to the funds available. These services may include the promotion of cultural, educational, sports, entertainment and healthcare activities. (1) Entity merged into Itaúsa Investimentos Itaú S.A.. (2) New legal name of Fundação Itaú Social after merger of Instituto Itaú Cultural. (3) Entity merged into Fundação Itaú para Educação e Cultura. a) Transactions with related parties: 06/30/2020 12/31/2019 04/01 to 06/30/2020 04/01 to 06/30/2019 01/01 to 06/30/2020 01/01 to 06/30/2019 Short-term Interbank investments 64 1,000 33 33 Itaú Unibanco S.A. Nassau Branch 2.20% 64 1,000 33 33 Loan operations 1,437 83 31 (9) 44 4 Alpargatas S.A. 2.35% to 6% / CDI + 2% 797 30 24 35 1 Duratex S.A. CDI + 1.45% / CDI + 3.15% 608 7 8 Other 113% CDI 32 53 (9) 1 3 Derivative financial instruments (assets and liabilities) 138 99 6 4 Investment funds 115 99 6 4 Alpargatas S.A. 23 Deposits (1) (1) Other (1) (1) Deposits received under securities repurchase agreements (1,223) (374) 9 (4) (18) (6) Alpargatas S.A. 95% to 100% CDI (705) (4) (6) (6) Duratex S.A. 76% to 95% CDI (61) (43) (1) (1) (2) (1) Other 2.0% / 75% to 100.15% CDI (457) (327) 16 (3) (10) (5) Amounts receivable (payable) / Commissions and/or Other General and Administrative expenses (88) (151) 9 (35) 18 (18) Fundação Itaú Unibanco – Previdência Complementar (85) (93) 14 14 25 27 ConectCar Soluções de Mobilidade Eletrônica S.A. (23) (46) (1) (2) 2 Olímpia Promoção e Serviços S.A. (4) (5) (9) (7) (18) (13) Itaú Unibanco S.A. Nassau Branch (2) Itaúsa Investimentos Itaú S.A. 1 1 3 (35) 5 (33) Fundação Itaú para Educação e Cultura 19 FUNBEP Fundo de Pensão Multipatrocinado 3 3 3 3 Other 4 (8) (1) (6) 1 (2) Rent (8) (11) (17) (23) Fundação Itaú Unibanco – Previdência Complementar (7) (9) (15) (18) FUNBEP – Fundo de Pensão Multipatrocinado (1) (2) (2) (4) Other (1) Donation (750) (1,000) 4 (1,000) (35) Fundação Itaú para Educação e Cultura (750) (1,000) (1,000) (35) Other 4 Sponsorship 17 29 (3) 4 (6) Associação Cubo Coworking Itaú 17 29 (3) 4 (6) ITAÚ UNIBANCO HOLDING Annual rate Assets / (Liabilities) Revenues / (Expenses) Operations with Key Management Personnel of ITAÚ UNIBANCO HOLDING present Assets of R$ 56, Liabilities of R$ (6,650) and Results of R$ (36) (R$ 49, R$ (5,758) at 12/31/2019 and R$ (48) from 01/01 to 06/30/2019, respectively). b) 04/01 to 06/30/2020 04/01 to 06/30/2019 01/01 to 06/30/2020 01/01 to 06/30/2019 (128) (137) (255) (275) (27) (81) (48) (173) (1) (1) (5) (5) (42) (52) (91) (134) (198) (271) (399) (587) Compensation and benefits attributed to Managers Members, members of the Audit Committee and the Board of Directors of ITAÚ UNIBANCO HOLDING in the period correspond to: Total amounts related to share-based compensation plans, personnel expenses and post-employment benefits is detailed in Notes 20, 23 and 26, respectively. Compensation and Benefits of Key Management Personnel Fees Total Profit sharing Post-employment benefits Share-based payment plan

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 122 Note 32 – Risk and Capital Management a) Corporate Governance ITAÚ UNIBANCO HOLDING invests in sound processes for risk and capital management that permeates the whole institution and are the basis of all strategic decisions to ensure business sustainability. These processes are aligned with the guidelines of the Board of Directors and Executive which, through collegiate bodies, define the global objectives expressed as targets and limits for the business units that manage risk. Control and capital management units, in turn, support ITAÚ UNIBANCO HOLDING’s management by monitoring and analyzing risk and capital. The Board of Directors is the main body responsible for establishing guidelines, policies and approval levels for risk and capital management. The Capital and Risk Management Committee (CGRC), in turn, is responsible for supporting the Board of Directors in managing capital and risk. At the executive level, collegiate bodies, presided over by the Chief Executive Officer (CEO) of ITAÚ UNIBANCO HOLDING, are responsible for capital and risk management, and their decisions are monitored by the CGRC. Additionally, ITAÚ UNIBANCO HOLDING has collegiate bodies with capital and risk management responsibilities delegated to them, chaired by the Executive Vice-President of the Risk and Finance Department (ARF). To support this structure, ARF has departments to ensure, on an independent and centralized basis, that the institution’s risks and capital are managed in compliance with defined policies and procedures. b) Risk Management Risk Appetite The risk appetite of ITAÚ UNIBANCO HOLDING is based on the Board of Director’s statement: “We are a universal bank, operating mainly in Latin America. Supported by our risk culture, we insist on with strict ethical standards and regulatory compliance, seeking high and increasing returns, with low volatility, through lasting relationships with our customers, accurate risk pricing, widespread funding and proper use of capital.” Based on this statement, five dimensions have been defined, each dimension consists of a set of metrics associated with the main risks involved, combining supplementary measurement methods, to give a comprehensive vision of our exposure. The Board of Directors is responsible for approving guidelines and limits for risk appetite, with the support of CGRC and the CRO (Chief Risk Officer). The limits for risk appetite are monitored regularly and reported to risk committees and to the Board of Directors, which will oversee the preventive measures to be taken to ensure that exposure is aligned with the strategies of ITAÚ UNIBANCO HOLDING. The five dimensions of risk appetite are: ï,· Capitalization: establishes that ITAÚ UNIBANCO HOLDING must have capital sufficient to face any serious recession period or a stress event without the need to adjust its capital structure under unfavorable circumstances. It is monitored by tracking ITAÚ UNIBANCO HOLDING’s capital ratios, both in normal and stress scenarios, and of the ratings of the institution’s debt issues. ï,· Liquidity: establishes that the liquidity of ITAÚ UNIBANCO HOLDING must withstand long periods of stress. It is monitored tracking liquidity indicators. ï,· Composition of results: defines that business will be focused primarily on Latin America, where ITAÚ UNIBANCO HOLDING has a diversified base of customers and products, with low appetite for income volatility or for high risk. This dimension comprises aspects related to business, profitability, market risk and credit risk. By adopting exposure concentration limits, such as industry sectors, counterparty quality, countries and geographical regions and risk factors, these monitored metrics are intended to ensure well-adjusted portfolios, low income volatility and business sustainability.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 123 ï,· Operational risk: focuses on the control of operating risk events that may adversely impact business and operating strategy, and involves monitoring the main operational risk events and losses incurred. ï,· Reputation: addresses risks that may impact the institution’s brand value and reputation with customers, employees, regulatory bodies, investors and the general public. The risk monitoring in this dimension is carried out by tracking customer satisfaction or dissatisfaction and media exposure, in addition to monitoring the institution’s conduct. Risk appetite, risk management and guidelines for employees of ITAÚ UNIBANCO HOLDING for routine decision-making purposes are based on: ï,· Sustainability and customer satisfaction: ITAÚ UNIBANCO HOLDING vision is to be the leading bank in sustainable performance and customer satisfaction and, accordingly, we are committed to creating shared value for staff, customers, stockholders and society, ensuring the continuity of the business. ITAÚ UNIBANCO HOLDING is committed to doing business that is good both for the customer and the institution itself; ï,· Risk Culture: ITAÚ UNIBANCO HOLDING’s risk culture goes beyond policies, procedures or processes, reinforcing the individual and collective responsibility of all employees so that they will do the right thing at the right time and in the proper manner, respecting the ethical way of doing business; ï,· Risk pricing: ITAÚ UNIBANCO HOLDING’s acts and assumes risks in business which it knows and understands, avoiding those with which it is unfamiliar or that do not offer a competitive edge, and carefully assessing the risk-return ratio; ï,· Diversification: ITAÚ UNIBANCO HOLDING has little appetite for volatility in earnings, and it therefore operates with a diverse base of customers, products and business, seeking to diversify risks and giving priority to lower risk business; ï,· Operational excellence: It is the wish of ITAÚ UNIBANCO HOLDING to be an agile bank, with a robust and stable infrastructure enabling us to offer top quality services; ï,· Ethics and respect for regulations: for ITAÚ UNIBANCO HOLDING, ethics is non-negotiable, and it therefore promotes an institutional environment of integrity, encouraging staff to cultivate ethics in relationships and business and to respect the rules, thus caring for the institution’s reputation. ITAÚ UNIBANCO HOLDING has various ways of disseminating risk culture, based on four principles: conscious risk-taking, discussion of the risks the institution faces, the corresponding action taken, and the responsibility of everyone for managing risk. These principles serve as a basis for ITAÚ UNIBANCO HOLDING guidelines, helping employees to conscientiously understand, identify, measure, manage and mitigate risks. 1. Credit risk The possibility of losses arising from failure by a borrower, issuer or counterparty to meet their financial obligations, the impairment of a loan due to downgrading of the risk rating of the borrower, the issuer or the counterparty, a decrease in earnings or remuneration, advantages conceded on renegotiation or the costs of recovery. There is a credit risk control and management structure, centralized and independent from the business units, that provides for operating limits and risk mitigation mechanisms, and also establishes processes and tools to measure, monitor and control the credit risk inherent in all products, portfolio concentrations and impacts of potential changes in the economic environment. The credit policy of ITAÚ UNIBANCO HOLDING is based on internal criteria such as: classification of customers, portfolio performance and changes, default levels, rate of return and economic capital allocated, and external factors such as interest rates, market default indicators, inflation, changes in consumption, and so on.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 124 For personal customers and small and middle-market companies, credit rating is based on statistical application models (at the early stages of the relationship with a customer) and behavior score (used for customers with which ITAÚ UNIBANCO HOLDING already has a relationship). For large companies, the rating is based on information such as economic and financial condition of the counterparty, their cash-generating capability, the economic group to which they belong, and the current and prospective situation of the economic sector in which they operate. Credit proposals are analyzed on a case by case basis, through an approval-level mechanism. ITAÚ UNIBANCO HOLDING strictly controls the credit exposure of customers and counterparties, taking action to address situations in which the current exposure exceeds what is desirable. For this purpose, measures provided for in loan agreements are available, such as accelerated maturity or a requirement for additional collateral. 1.1 Collateral and policies for mitigating credit risk ITAÚ UNIBANCO HOLDING uses guarantees to increase its capacity for recovery in operations exposed to credit risk. The guarantees may be personal, secured, legal structures with mitigating power and offset agreements. For collateral to be considered instruments that mitigate credit risk, they must comply with the requirements and standards that regulate them, both internal and external ones, and they must be legally valid (effective), enforceable, and assessed on a regular basis. ITAÚ UNIBANCO HOLDING also uses credit derivatives, to mitigate credit risk of its portfolios of loans and securities. These instruments are priced based on models that use the fair value of market inputs, such as credit spreads, recovery rates, correlations and interest rates. 1.2 Policy for Provisioning and Economic Scenarios Both the credit risk and the finance areas are responsible for defining the methods used to measure expected loan losses and for periodically assessing changes in the provision amounts. These areas monitor the trends observed in provisions for expected credit losses by segment, in addition to establishing an initial understanding of the variables that may trigger changes in the allowance for loan losses, the probability of default (PD) or the loss given default (LGD). Once the trends have been identified and an initial assessment of the variables has been made at the corporate level, the business areas are responsible for further analyzing these trends in more detail and for each segment, in order to understand the underlying reasons for the trends and to decide whether changes are required in credit policies. Provisions for expected losses take into account the expected risk linked to contracts with similar characteristics and in anticipation of signs of deterioration, over a loss horizon suitable for the remaining period of the contract to maturity. For contracts of products with no determined termination date, average results of deterioration and default are used to determine the loss horizon. Additionally, information on economic scenarios and public data with internal projections are used to determine and adjust the expected credit loss in line with expected macroeconomic realities. 1.3 Classification of Stages of Credit Impairment ITAÚ UNIBANCO HOLDING uses customers’ internal information, statistic models, days of default and quantitative analysis in order to determine the credit status of portfolio agreements. Rules for changing stages take into account lower and higher internal limits (quantitative criteria), in addition to the relative variation in the rating since the initial recognition. Information on days of delay, used on an absolute basis, is an important factor for the classification of stages, and after a certain credit status has been defined for an agreement, it is classified in one of the three stages of credit deterioration. Based on this classification, rules for measuring expected credit loss in each stage are used, as described in Note 2.4d.

For retail and middle market portfolios, ITAÚ UNIBANCO HOLDING classifies loan agreements which are over 30 days overdue in stage 2, except payroll loans for government agency, for which the figure is 45 days, due to the payment dynamics for onlending.

For the Wholesale business portfolio, information on arrears is taken into account when allocating a rating.

Default parameters are: 90 days with no payments made(*); debt restructuring; adjudication of bankruptcy; loss; and court-ordered restructuring.
(*) For the real estate loans portfolio, the figure is 180 days with no payments made.

1.4 Maximum Exposure of Financial Assets to Credit Risk

	06/30/2020			12/31/2019		
	Brazil	Abroad	Total	Brazil	Abroad	Total
Financial Assets	**1,203,735**	**492,278**	**1,696,013**	**1,073,430**	**336,803**	**1,410,233**
At Amortized Cost	**850,373**	**348,211**	**1,198,584**	**755,773**	**254,871**	**1,010,644**
Interbank deposits	15,865	40,027	55,892	10,620	23,963	34,583
Securities purchased under agreements to resell	300,302	2,554	302,856	197,157	1,271	198,428
Securities	107,311	29,807	137,118	114,046	19,073	133,119
Loan operations and lease operations	403,729	256,955	660,684	386,206	199,585	585,791
Other financial assets	58,031	28,534	86,565	75,968	18,784	94,752
(-) Provision for Expected Loss	(34,865)	(9,666)	(44,531)	(28,224)	(7,805)	(36,029)
At Fair Value Through Other Comprehensive Income	**43,968**	**62,311**	**106,279**	**35,990**	**40,670**	**76,660**
Securities	43,968	62,311	106,279	35,990	40,670	76,660
At Fair Value Through Profit or Loss	**309,394**	**81,756**	**391,150**	**281,667**	**41,262**	**322,929**
Securities	285,351	21,630	306,981	271,470	9,605	281,075
Derivatives	24,043	60,126	84,169	10,197	31,657	41,854
Financial liabilities - provision for expected loss	**4,221**	**749**	**4,970**	**3,581**	**559**	**4,140**
Loan Commitments	3,337	410	3,747	2,909	394	3,303
Financial Guarantees	884	339	1,223	672	165	837
Off balance sheet	**347,033**	**57,189**	**404,222**	**338,262**	**48,893**	**387,155**
Financial Guarantees	52,913	17,075	69,988	52,663	14,057	66,720
Letters of credit to be released	17,230	-	17,230	15,013	-	15,013
Loan commitments	**276,890**	**40,114**	**317,004**	**270,586**	**34,836**	**305,422**
Mortgage loans	5,656	-	5,656	5,536	-	5,536
Overdraft accounts	119,080	-	119,080	124,449	-	124,449
Credit cards	149,556	3,482	153,038	138,014	2,823	140,837
Other pre-approved limits	2,598	36,632	39,230	2,587	32,013	34,600
Total	**1,546,547**	**548,718**	**2,095,265**	**1,408,111**	**385,137**	**1,793,248**

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Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 126 Amounts shown for credit risk exposure are based on gross book value and do not take into account any collateral received or other added credit improvements. The contractual amounts of financial guarantees and letters of credit cards represent the maximum potential of credit risk in the event that a counterparty does not meet the terms of the agreement. The vast majority of loan commitments (mortgage loans, overdraft accounts and other pre-approved limits) mature without being drawn, since they are renewed monthly and can be cancelled unilaterally. As a result, the total contractual amount does not represent our real future exposure to credit risk or the liquidity needs arising from such commitments. Loans and Financial Lease Operations 06/30/2020% 12/31/2019 % Industry and commerce 162,747 24.6 129,998 22.2 Services 155,791 23.6 126,718 21.6 Other sectors 35,954 5.4 26,693 4.6 Individuals 306,192 46.4 302,382 51.6 Total 660,684 100.0 585,791 100.0 1.4.1. By business sector Other financial assets (*) 06/30/2020% 12/31/2019 % Public sector 719,035 72.3 562,485 73.5 Services 67,368 6.8 59,193 7.7 Other sectors 66,144 6.7 45,744 6.0 Financial 140,748 14.2 98,297 12.8 Total 993,295 100.0 765,719 100.0 The exposure of Off Balance financial instruments (Financial Collaterals and Loan Commitments) is neither categorized nor managed by business sector. (*) Includes Financial Assets at Fair Value through Profit and Loss, Financial Assets at Fair Value through Other Comprehensive Income and Financial Assets at Amortized Cost, except for Loan Operations and Lease Operations Portfolio and Other Financial Assets.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 127 Loans Operations Loan commitments Financial Guarantees Total Loans Operations Loan commitments Financial Guarantees Total Loans Operations Loan commitments Financial Guarantees Total Loans Operations Loan commitments Financial Guarantees Total Individuals 1 81,886 206,496 844 389,226 19,730 7,841 27,571 27,480 1,044 28,524 229,096 215,381 844 445,321 Corporate 1 17,624 16,314 44,321 178,259 2,238 65 635 2,938 8,665 109 3,366 12,140 128,527 16,488 48,322 193,337 Micro/Small and medium companies 8 5,072 46,331 5,235 136,638 8,203 1,894 411 10,508 8,842 347 80 9,269 102,117 48,572 5,726 156,415 Foreign loans Latin America 1 70,707 34,665 13,933 219,305 22,793 1,774 690 25,257 7,444 124 473 8,041 200,944 36,563 15,096 252,603 Total 5 55,289 303,806 64,333 923,428 52,964 11,574 1,736 66,274 52,431 1,624 3,919 57,974 660,684 317,004 69,988 1,047,676% 6 0.1 32.9 7.0 100.0 79.9 17.5 2.6 100.0 90.4 2.8 6.8 100.0 63.0 30.3 6.7 100.0 Loans Operations Loan commitments Financial Guarantees Total Loans Operations Loan commitments Financial Guarantees Total Loans Operations Loan commitments Financial Guarantees Total Loans Operations Loan commitments Financial Guarantees Total Individuals 1 99,907 197,717 861 398,485 19,070 6,437 25,507 21,513 763 22,276 240,490 204,917 861 446,268 Corporate 9 1,448 16,411 44,720 152,579 911 22 200 1,133 8,430 102 3,420 11,952 100,789 16,535 48,340 165,664 Micro/Small and medium companies 7 7,722 50,307 4,817 132,846 7,225 2,378 38 9,641 5,786 190 46 6,022 90,733 52,875 4,901 148,509 Foreign loans Latin America 1 32,812 29,842 12,087 174,741 14,714 1,166 424 16,304 6,253 87 107 6,447 153,779 31,095 12,618 197,492 Total 5 01,889 294,277 62,485 858,651 41,920 10,003 662 52,585 41,982 1,142 3,573 46,697 585,791 305,422 66,720 957,933% 5 8.5 34.3 7.2 100.0 79.7 19.0 1.3 100.0 89.9 2.4 7.7 100.0 61.1 31.9 7.0 100.0 12/31/2019 1.4.2 By type and classification of credit risk Stage 1 Operations and lease operations Stage 2 Stage 3 Total Consolidated of 3 stages 06/30/2020 Stage 1 Stage 2 Stage 3 Total Consolidated of 3 stages Stage 1 Stage 2 Stage 3 Total loans Stage 1 Stage 2 Stage 3 Total loans Lower Risk 454,624 5,148 459,772 420,936 4,204 425,140 Satisfactory 99,500 21,539 121,039 80,106 17,871 97,977 Higher Risk 1,165 26,277 27,442 847 19,845 20,692 Credit-Impaired 52,431 52,431 41,982 41,982 Total 555,289 52,964 52,431 660,684 501,889 41,920 41,982 585,791% 84.1 8.0 7.9 100.0 85.6 7.2 7.2 100.0 Internal Rating 06/30/2020 12/31/2019

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 128 Other financial assets Cost Fair Value Cost Fair Value Cost Fair Value Investment funds 10,835 4,152 3,969 6,588 6,588 1,298 278 Government securities 414,944 411,909 414,944 Brazilian government 356,948 353,888 356,948 Other Public 36 Other countries 57,996 57,985 57,996 Argentina 1,754 1,731 1,754 United States 3,819 3,821 3,819 Mexico 8,324 8,334 8,324 Italy 251 251 251 Spain 4,966 4,980 4,966 Korea 2,857 2,863 2,857 Chile 26,359 26,248 26,359 Paraguay 2,822 2,989 2,822 Uruguay 1,164 1,159 1,164 Colombia 5,634 5,564 5,634 Peru 15 14 15 Germany 31 31 31 Corporate debt securities 121,312 116,573 114,924 3,675 3,127 6,122 3,261 Rural product note 5,891 5,748 5,665 81 72 208 154 Real estate receivables certificates 6,225 6,272 6,196 9 10 18 19 Bank deposit certificate 1,377 1,374 1,377 Debentures 55,557 51,050 50,336 2,460 2,180 5,596 3,041 Eurobonds and other 7,900 7,909 7,885 15 15 Financial bills 17,140 17,147 17,140 Promissory notes 11,314 11,359 11,314 Other 15,908 15,714 15,011 1,110 850 300 47 Total 547,091 532,634 533,837 10,263 9,715 7,420 3,539 Stage 1 Stage 2 Stage 3 06/30/2020 Fair Value

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 129 Cost Fair Value Cost Fair Value Cost Fair Value Investment funds 8,267 8,322 8,062 955 205 Government securities 366,998 364,078 366,998 Brazilian government 327,681 324,637 327,681 Other Public 36 Other countries 39,317 39,405 39,317 Argentina 318 349 318 United States 2,977 2,979 2,977 Mexico 7,820 7,820 7,820 Italy 329 328 329 Spain 4,984 4,984 4,984 Korea 3,427 3,427 3,427 Chile 12,317 12,227 12,317 Paraguay 1,782 1,959 1,782 Uruguay 710 716 710 Colombia 4,622 4,585 4,622 Peru 8 8 8 Germany 23 23 23 Corporate debt securities 112,936 109,169 108,685 637 402 6,784 3,849 Rural product note 5,341 5,122 5,114 62 58 204 169 Real estate receivables certificates 7,312 7,253 7,280 10 11 20 21 Bank deposit certificate 3,217 3,217 3,217 Debentures 51,510 47,751 47,607 336 283 6,311 3,620 Eurobonds and other 5,732 5,671 5,704 29 28 Financial bills 18,514 18,517 18,514 Promissory notes 5,311 5,314 5,311 Other 15,999 16,324 15,938 200 22 249 39 Total 488,201 481,569 483,745 637 402 7,739 4,054 Stage 1 Stage 2 Stage 3 12/31/2019 Fair Value

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 130 Other Financial Assets Internal Classification by Level of Risk Low 358,748 131,231 388,096 106,279 984,354 Medium 4,380 2,574 6,954 High 1,507 480 1,987 Total 358,748 137,118 391,150 106,279 993,295% 36.1 13.8 39.4 10.7 100.0 (*) Includes Derivatives in the amount of R$ 84,169 at 06/30/2020. Low 233,011 127,251 321,595 76,660 758,517 Medium 3,721 952 4,673 High 2,147 382 2,529 Total 233,011 133,119 322,929 76,660 765,719% 30.4 17.4 42.2 10.0 100.0 (*) Includes Derivatives in the amount of R$ 41,854 at 12/31/2019. Financial Assets At Amortized Cost Internal rating Interbank deposits and securities purchased under agreements to resell Securities Financial assets at fair value through profit or loss at fair value (*) Financial Assets Fair Value Through Other Comprehensive Income 06/30/2020 Financial Assets At Amortized Cost Financial assets at fair value through profit or loss at fair value (*) Financial Assets Fair Value Through Other Comprehensive Income Internal rating Total Total 12/31/2019 Interbank deposits and securities purchased under agreements to resell Securities

1.4.3 Collateral for loans and financial lease operations

	06/30/2020				12/31/2019			
	Over-collateralized assets		Under-collateralized assets		Over-collateralized assets		Under-collateralized assets	
	Carrying value of the assets	Fair value of collateral	Carrying value of the assets	Fair value of collateral	Carrying value of the assets	Fair value of collateral	Carrying value of the assets	Fair value of collateral
Individuals	**69,245**	**179,774**	**2,345**	**2,170**	**65,921**	**170,045**	**1,997**	**1,867**
Personal (1)	1,480	5,679	710	679	978	2,982	857	819
Vehicles (2)	17,452	36,114	1,595	1,460	17,720	37,355	1,102	1,020
Mortgage loans (3)	50,313	137,981	40	31	47,223	129,708	38	28
Very small, small and middle-market companies and corporates (4)	**133,830**	**363,600**	**23,138**	**17,991**	**115,608**	**311,043**	**11,097**	**6,142**
Foreign loans - Latin America (4)	**161,858**	**292,252**	**12,708**	**6,446**	**123,367**	**222,300**	**7,348**	**2,841**
Total	**364,933**	**835,626**	**38,191**	**26,607**	**304,896**	**703,388**	**20,442**	**10,850**

(1) In general requires financial collaterals.

(2) Vehicles themselves are pledged as collateral, as well as assets leased in lease operations.

(3) Properties themselves are pledged as collateral.

(4) Any collateral set forth in the credit policy of ITAÚ UNIBANCO HOLDING (chattel mortgage, surety/joint debtor, mortgage and others).

Of total loans and financial lease operations R$ 257,560 (R$ 260,453 at 12/31/2019) represented unsecured loans.

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Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 132 1.4.4 Repossessed assets Assets received from the foreclosure of loans, including real estate, are initially recorded at the lower of: (i) the fair value of the asset less the estimated selling expenses, or (ii) the carrying amount of the loan. Further impairment of assets is recorded as a provision, with a corresponding charge to income. The maintenance costs of these assets are expensed as incurred. The policy for sales of these assets includes periodic auctions that are announced to the market in advance, and provides that the assets cannot be held for more than one year, as stipulated by BACEN. Total assets repossessed in the period were R$ 134 (R$ 182 from 01/01 to 06/30/2019), mainly composed of real estate. 2. Market risk The possibility of incurring financial losses from changes in the market value of positions held by a financial institution, including the risks of transactions subject to fluctuations in currency rates, interest rates, share prices, price indexes and commodity prices. ITAÚ UNIBANCO HOLDING’s market risk management strategy is aimed at balancing corporate business goals, taking into account, among other things, political, economic and market conditions, the portfolio profile and the ability to operate in specific markets. Market risk is controlled by an area independent from the business areas, which is responsible for the daily activities of (i) risk measurement and assessment, (ii) monitoring of stress scenarios, limits and alerts, (iii) application, analysis and testing of stress scenarios, (iv) risk reporting to those responsible within the business areas, in compliance with the governance of ITAÚ UNIBANCO HOLDING, (v) monitoring of actions required to adjust positions and risk levels to make them realistic, and (vi) providing support for the safe launch of new financial products. The CMN has regulations governing the segregation of exposure to market risk into risk factors, such as: interest rate, exchange rate, equities and commodities. Brazilian inflation indexes are treated as a group of risk indicators and limits are managed in the same way as for the other indicators. The structure of limits and alerts obeys the Board of Directors’ guidelines, and it is reviewed and approved on an annual basis. This structure has specific limits aimed at improving the process of monitoring and understanding risk, and at avoiding concentration. These limits are quantified by assessing the forecast balance sheet results, the size of stockholders’ equity, market liquidity, complexity and volatility, and ITAU UNIBANCO HOLDING’s appetite for risk. In order to operate within the defined limits, ITAÚ UNIBANCO HOLDING hedges transactions with customers and proprietary positions, including its foreign investments. Derivatives are commonly used for these hedging activities, which can be either accounting or economic hedges, both governed by the institutional polices of ITAÚ UNIBANCO HOLDING. The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by CMN Resolution 4,557, of February 23, 2017, and BACEN Circular 3,354, of June 27, 2007. The trading portfolio consists of all transactions involving financial instruments and commodities, including derivatives, which are held for trading. The banking portfolio is basically characterized by transactions for the banking business, and transactions related to the management of the balance sheet of the institution, where there is no intention of sale and time horizons are medium and long term. Market risk management is based on the following metrics: ï,· Value at risk (VaR): a statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level;

- Losses in stress scenarios (Stress Testing): simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios);

- Stop loss: metrics used to revise positions, should losses accumulated in a fixed period reach a certain level;

- Concentration: cumulative exposure of a certain financial instrument or risk factor, calculated at market value (MtM – Marked to Market); and

- Stressed VaR: statistical metric derived from the VaR calculation, with the purpose is of simulating higher risk in the trading portfolio, taking returns that can be seen in past scenarios of extreme volatility.

Management of interest rate risk in the Banking Book (IRRBB) is based on the following metrics:

- ΔEVE: difference between the present value of the sum of repricing flows of instruments subject to IRRBB in a base scenario and the present value of the sum of repricing flows of these instruments in a scenario of shock in interest rates;

- ΔNII: difference between the result of financial intermediation of instruments subject to IRRBB in a base scenario and the result of financial intermediation of these instruments in a scenario of shock in interest rates.

In addition, sensitivity and loss control measures are also analyzed. They include:

- Mismatching analysis (GAPS): accumulated exposure by risk factor of cash flows expressed at market value, allocated at the maturity dates;

- Sensitivity (DV01- Delta Variation): impact on the market value of cash flows, when submitted to an one annual basis point increase in the current interest rates or index rate;

- Sensitivity to Sundry Risk Factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time.

ITAÚ UNIBANCO HOLDING uses proprietary systems to measure the consolidated market risk. The processing of these systems occurs in a high-availability access-controlled environment, which has data storage and recovery processes and an infrastructure that ensures business continuity in contingency (disaster recovery) situations.

2.1 VaR - Consolidated ITAÚ UNIBANCO HOLDING

Is calculated by Historical Simulation, i.e. the expected distribution for profits and losses (P&L) of a portfolio over time can be estimated from past behavior of returns of market risk factors for this portfolio. VaR is calculated at a confidence level of 99%, historical period of 4 years (1000 business days) and a holding period of one day. In addition, in a conservative approach, VaR is calculated daily, with and without volatility weighting, and the final VaR is the more restrictive of the values given by the two methods.

From 01/01 to 06/30/2020, the average total VaR in Historical Simulation was R$ 358 or 0.3% of total stockholders' equity (R$ 334 from 01/01 to 12/31/2019 or 0.2% of total stockholders' equity).

	VaR Total (Historical Simulation) (Reais million)							
	06/30/2020 (*)				12/31/2019 (*)			
	Average	Minimum	Maximum	Var Total	Average	Minimum	Maximum	Var Total
VaR by risk factor group								
Interest rates	872	382	1,961	388	816	652	960	813
Currencies	24	9	71	17	28	11	59	11
Shares	29	14	49	21	30	14	57	29
Commodities	2	1	4	1	2	1	5	1
Effect of diversification	-	-	-	(230)	-	-	-	(576)
Total risk	**358**	**166**	**763**	**197**	**334**	**209**	**472**	**278**

(*) VaR by Group of Risk Factors considers information from foreign units.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 | 133

2.1.1 Interest rate risk

The table below shows the accounting position of financial assets and liabilities exposed to interest rate risk, distributed by maturity (remaining contractual terms). This table is not used directly to manage interest rate risks; it is mostly used to permit the assessment of mismatching between accounts and products associated thereto and to identify possible risk concentration.

	06/30/2020						12/31/2019					
	0-30 days	31-180 days	181-365 days	1-5 years	Over 5 years	Total	0-30 days	31-180 days	181-365 days	1-5 years	Over 5 years	Total
Financial assets	**364,897**	**417,785**	**193,168**	**554,300**	**203,707**	**1,733,857**	**264,750**	**382,751**	**141,277**	**443,579**	**203,328**	**1,435,685**
At amortized cost	**307,851**	**387,221**	**139,055**	**284,722**	**117,579**	**1,236,428**	**222,026**	**354,893**	**102,649**	**244,862**	**111,666**	**1,036,096**
Compulsory deposits in the Central Bank of Brazil	83,268	-	-	-	-	83,268	86,836	-	-	-	-	86,836
Interbank deposits	37,344	6,441	3,929	7,882	197	55,793	23,337	4,448	3,290	3,474	32	34,581
Securities purchased under agreements to resell	100,910	201,590	267	1	84	302,852	22,617	175,643	-	-	162	198,422
Securities	6,560	12,940	19,129	56,885	38,317	133,831	1,290	13,659	14,817	56,178	44,522	130,466
Loan and lease operations	79,769	166,250	115,730	219,954	78,981	660,684	87,946	161,143	84,542	185,210	66,950	585,791
At fair value through other comprehensive income	**15,331**	**4,848**	**8,620**	**53,284**	**24,196**	**106,279**	**2,464**	**4,524**	**3,284**	**46,456**	**19,932**	**76,660**
At fair value through profit and loss	**41,715**	**25,716**	**45,493**	**216,294**	**61,932**	**391,150**	**40,260**	**23,334**	**35,344**	**152,261**	**71,730**	**322,929**
Securities	32,286	14,058	32,898	191,292	36,447	306,981	33,262	15,420	32,299	137,612	62,482	281,075
Derivatives	9,429	11,658	12,595	25,002	25,485	84,169	6,998	7,914	3,045	14,649	9,248	41,854
Financial liabilities	**597,580**	**124,972**	**170,869**	**416,873**	**127,695**	**1,437,989**	**508,064**	**115,876**	**74,582**	**309,571**	**86,135**	**1,094,228**
At amortized cost	**587,569**	**114,070**	**153,814**	**386,222**	**106,359**	**1,348,034**	**501,401**	**106,763**	**71,460**	**288,584**	**77,991**	**1,046,199**
Deposits	333,470	55,615	95,321	221,895	20,896	727,197	272,447	38,873	22,877	154,032	18,831	507,060
Securities sold under repurchase agreements	232,540	2,281	9,458	26,170	31,942	302,391	218,055	4,121	1,700	13,309	19,398	256,583
Interbank market funds	17,560	53,791	38,471	62,052	3,189	175,063	9,845	54,141	41,253	66,818	2,805	174,862
Institutional market funds	3,541	1,897	10,014	74,104	50,332	139,888	600	8,472	4,763	53,452	36,957	104,244
Premium bonds plans	458	486	550	2,001	-	3,495	454	1,156	867	973	-	3,450
At fair value through profit and loss	**10,011**	**10,902**	**17,055**	**30,651**	**21,336**	**89,955**	**6,663**	**9,113**	**3,122**	**20,987**	**8,144**	**48,029**
Derivatives	10,002	10,889	17,044	30,582	21,266	89,783	6,653	9,100	3,096	20,906	8,073	47,828
Structured notes	9	13	11	69	70	172	10	13	26	81	71	201
Difference assets / liabilities (*)	**(232,683)**	**292,813**	**22,299**	**137,427**	**76,012**	**295,868**	**(243,314)**	**266,875**	**66,695**	**134,008**	**117,193**	**341,457**
Cumulative difference	**(232,683)**	**60,130**	**82,429**	**219,856**	**295,868**		**(243,314)**	**23,561**	**90,256**	**224,264**	**341,457**	
Ratio of cumulative difference to total interest-bearing assets	-13.4%	3.5%	4.8%	12.7%	17.1%		-16.9%	1.6%	6.3%	15.6%	23.8%	

(*) The difference arises from the mismatch between the maturities of all remunerated assets and liabilities, at the respective period-end date, considering the contractually agreed terms.

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Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 135 3. Liquidity risk The possibility that the institution may be unable to efficiently meet its expected and unexpected obligations, both current and future, including those arising from guarantees issued, without affecting its daily operations and without incurring significant losses. Liquidity risk is controlled by an area independent from the business area and responsible for establishing the reserve composition, estimating the cash flow and exposure to liquidity risk in different time horizons, and for monitoring the minimum limits to absorb losses in stress scenarios for each country where ITAÚ UNIBANCO HOLDING operates. All activities are subject to verification by independent validation, internal control and audit areas. Liquidity management policies and limits are based on prospective scenarios and senior management’s guidelines. These scenarios are reviewed on a periodic basis, by analyzing the need for cash due to atypical market conditions or strategic decisions by ITAÚ UNIBANCO HOLDING. ITAÚ UNIBANCO HOLDING manages and controls liquidity risk on a daily basis, using procedures approved in superior committees, including the adoption of liquidity minimum limits, sufficient to absorb possible cash losses in stress scenarios, measured with the use of internal and regulatory methods. Additionally the following items for monitoring and supporting decisions are periodically prepared and submitted to senior management: ï,· Different scenarios projected for changes in liquidity; ï,· Contingency plans for crisis situations; ï,· Reports and charts that describe the risk positions; ï,· Assessment of funding costs and alternative sources of funding; ï,· Monitoring of changes in funding through a constant control of sources of funding, considering the type of investor, maturities and other factors. 2.1.2 Currency risk 2.1.3 Share Price Risk The exposure to share price risk is disclosed in Note 5, related to Financial Assets Through Profit or Loss Securities, and Note 8, related to Financial Assets at Fair Value Through Other Comprehensive Income Securities. The purpose of ITAÚ UNIBANCO HOLDING’s management of foreign exchange exposure is to mitigate the effects arising from variation in foreign exchange rates, which may present high- volatility periods. The currency (or foreign exchange) risk arises from positions that are sensitive to oscillations in foreign exchange rates. These positions may be originated by financial instruments that are denominated in a currency other than the functional currency in which the balance sheet is measured or through positions in derivative instruments (for negotiation or hedge). Sensitivity to currency risk is disclosed in the table VaR Total (Historical Simulation) described in item 2.1 – VaR Consolidated – ITAÚ UNIBANCO HOLDING. 3.1 Primary sources of funding ITAÚ UNIBANCO HOLDING has different sources of funding, of which a significant portion is from the retail segment. Of total customers’ funds, 35.9% or R$ 341.0 billion, are immediately available to customers. However, the historical behavior of the accumulated balance of the two largest items in this group – demand and savings deposits is relatively consistent with the balances increasing over time and inflows exceeding outflows for monthly average amounts.

Funding from customers	06/30/2020			12/31/2019		
	0-30 days	Total	%	0-30 days	Total	%
Deposits	**333,470**	**727,197**		**272,447**	**507,060**	
Demand deposits	118,787	118,787	12.5	82,306	82,306	11.5
Savings deposits	163,755	163,755	17.2	144,558	144,558	20.2
Time deposits	48,940	439,797	46.2	44,855	277,166	38.8
Other	1,988	4,858	0.5	728	3,030	0.4
Funds from acceptances and issuance of securities (1)	7,382	145,140	15.3	4,293	143,569	20.1
Funds from own issue (2)	190	3,392	0.4	235	5,258	0.7
Subordinated debt	-	74,838	7.9	2	59,462	8.3
Total	**341,042**	**950,567**	**100.0**	**276,977**	**715,349**	**100.0**

(1) Includes mortgage notes, guaranteed real estate credit bills, agribusiness, financial recorded in interbank markets funds and Obligations on the issue of debentures, Securities abroad and strutured operations certificates recorded in Institutional Markets Funds.

(2) Refer to deposits received under securities repurchase agreements with securities from own issue.

3.2 Control over liquidity

ITAÚ UNIBANCO HOLDING manages its liquidity reserves based on estimates of funds that will be available for investment, assuming the continuity of business in normal conditions.

During the period of 2020, ITAÚ UNIBANCO HOLDING maintained sufficient levels of liquidity in Brazil and abroad. Liquid assets totaled R$ 283.1 billion and accounted for 83.0% of the short term redeemable obligations, 29.8% of total funding, and 21.0% of total assets.

The table below shows the indicators used by ITAÚ UNIBANCO HOLDING in the management of liquidity risk:

Liquidity indicators	06/30/2020	12/31/2019
	%	%
Net assets (1) / customers funds within 30 days (2)	83.0	62.4
Net assets (1) / total customers funds (3)	29.8	24.2
Net assets (1) / total financial assets (4)	21.0	16.6

(1) Net assets (present value): Cash, Securities purchased under agreements to resell – Funded position and Government securities - available. Detailed in the table Non discounted future flows – Financial assets;

(2) Table Funding from customers table (Total Funding from customers 0-30 days);

(3) Table funding from customers (Total funding from customers);

(4) Detailed in the table Non discounted future flows – Financial assets, total present value regards R$ 1,349,882 (R$ 1,040,865 at 12/31/2019).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 | 136

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 137 Assets and liabilities according to their remaining contractual maturities, considering their undiscounted flows, are presented below: Undiscounted future flows, except for derivatives which are fair value Financial assets (1) 0 30 days 31 365 days 366 720 days Over 720 days Total 0 30 days 31 365 days 366 720 days Over 720 days Total Cash 43,368 4 3,368 30,367 30,367 Interbank investments 165,267 170,270 7,278 1,698 3 44,513 69,756 1 51,497 1 ,444 1 ,191 2 23,888 Securities purchased under agreements to resell – Collateral held (2) 35,062 3 5,062 26,797 2 6,797 Securities purchased under agreements to resell – Collateral repledge 92,119 160,604 29 2 52,752 17,871 1 44,234 1 62,105 Interbank deposits (4) 38,086 9,666 7,278 1,669 5 6,699 25,088 7 ,263 1 ,444 1 ,191 3 4,986 Securities 209,326 16,118 12,767 88,954 3 27,165 131,195 1 7,669 1 9,846 1 08,011 2 76,721 Government securities available 198,760 404 398 6,229 2 05,791 111,487 3 00 3 02 4 ,763 1 16,852 Government securities – under repurchase commitments 100 137 2 37 7,744 6 ,616 1 2,445 2 5,366 5 2,171 Private securities available 10,566 13,942 10,483 49,620 8 4,611 11,964 1 0,181 4 ,967 5 6,839 8 3,951 Private securities – under repurchase commitments 1,672 1,886 32,968 3 6,526 5 72 2 ,132 2 1,043 2 3,747 Derivative financial instruments Net position 9,429 24,253 8,429 42,058 8 4,169 6,998 10,959 5,355 18,542 41,854 Swaps 333 7,513 5,373 40,639 5 3,858 107 4,039 4,464 17,848 26,458 Options 3,961 7,883 1,873 481 1 4,198 4,696 3,043 500 217 8,456 Forwards (onshore) 2,053 1,261 12 3 ,326 940 1,207 15 2,162 Other derivatives 3,082 7,596 1,171 938 1 2,787 1,255 2,670 376 477 4,778 Loans and financial operations (3) 65,934 235,772 107,646 271,812 6 81,164 63,401 1 97,090 9 3,203 2 36,982 5 90,676 Total financial assets 493,324 446,413 136,120 404,522 1,480,379 301,717 377,215 119,848 364,726 1,163,506 (2) Net of R$ 14,336 (R$ 8,544 at 12/31/2019) which securities are linked to guarantee transactions at B3 S.A. Brasil, Bolsa, Balcão and the BACEN. (4) Includes R$ 32,366 (R$ 18,938 at 12/31/2019) related to Compulsory Deposits with Central Banks of other countries. (3) Net of payment to merchants of R$ 54,275 (R$ 69,050 at 12/31/2019) and the amount of liabilities from transactions related to credit assignments R$ 1,549 (R$ 2,451 at 12/31/2019). 06/30/2020 12/31/2019 (1) The assets portfolio does not take into consideration the balance of compulsory deposits in Central Bank, amounting to R$ 89,744 (R$ 91,248 at 12/31/2019), which release of funds is linked to the maturity of the liability portfolios. The amounts of PGBL and VGBL are not considered in the assets portfolio because they are covered in Note 26.

Undiscounted future flows, except for derivatives which are fair value	06/30/2020					12/31/2019				
Financial liabilities	**0 – 30 days**	**31 – 365 days**	**366 – 720 days**	**Over 720 days**	**Total**	**0 – 30 days**	**31 – 365 days**	**366 – 720 days**	**Over 720 days**	**Total**
Deposits	**334,152**	**159,447**	**27,975**	**283,973**	**805,547**	**266,690**	**69,367**	**20,555**	**211,531**	**568,143**
Demand deposits	118,787	-	-	-	118,787	82,306	-	-	-	82,306
Savings deposits	163,755	-	-	-	163,755	144,558	-	-	-	144,558
Time deposit	49,300	157,048	27,887	283,797	518,032	37,570	68,757	20,502	211,395	338,224
Interbank deposits	2,286	2,399	88	176	4,949	2,247	610	53	136	3,046
Other deposits	24	-	-	-	24	9	-	-	-	9
Compulsory deposits	**(41,271)**	**(18,692)**	**(3,232)**	**(26,549)**	**(89,744)**	**(38,576)**	**(14,067)**	**(4,110)**	**(34,495)**	**(91,248)**
Demand deposits	(6,476)	-	-	-	(6,476)	(4,412)	-	-	-	(4,412)
Savings deposits	(28,844)	-	-	-	(28,844)	(26,234)	-	-	-	(26,234)
Time deposit	(5,951)	(18,692)	(3,232)	(26,549)	(54,424)	(7,930)	(14,067)	(4,110)	(34,495)	(60,602)
Securities sold under repurchase agreements (1)	**291,976**	**7,735**	**4,571**	**23,289**	**327,571**	**246,499**	**6,509**	**5,218**	**17,585**	**275,811**
Government securities	210,224	3,659	1,793	23,262	238,938	200,499	344	1,720	17,553	220,116
Private securities	21,480	3,065	2,778	27	27,350	17,978	2,810	3,498	32	24,318
Foreign	60,272	1,011	-	-	61,283	28,022	3,355	-	-	31,377
Funds from acceptances and issuance of securities (2)	**7,154**	**37,631**	**36,836**	**75,538**	**157,159**	**4,335**	**47,697**	**39,505**	**67,435**	**158,972**
Loans and onlending obligations (3)	**17,311**	**73,638**	**6,287**	**7,686**	**104,922**	**6,368**	**65,182**	**6,259**	**7,462**	**85,271**
Subordinated debt (4)	**176**	**3,145**	**15,717**	**62,653**	**81,691**	**251**	**6,594**	**11,794**	**53,745**	**72,384**
Derivative financial instruments - Net position	**10,002**	**27,933**	**9,213**	**42,635**	**89,783**	**6,653**	**12,196**	**9,458**	**19,521**	**47,828**
Swaps	1,039	13,228	6,750	41,504	62,521	326	5,218	8,349	19,034	32,927
Option	4,408	8,147	1,834	530	14,919	3,668	4,567	571	255	9,061
Forward (onshore)	2,609	-	-	-	2,609	753	1	-	-	754
Other derivatives	1,946	6,558	629	601	9,734	1,906	2,410	538	232	5,086
Total financial liabilities	**619,500**	**290,837**	**97,367**	**469,225**	**1,476,929**	**492,220**	**193,478**	**88,679**	**342,784**	**1,117,161**

(1) Includes own and third parties' portfolios.
(2) Includes mortgage notes, Guaranteed real estate notes, agribusiness, financial recorded in interbank market funds and Obligations on issue of debentures, Securities abroad and Structured Transactions certificates recorded in institutional markets funds.
(3) Recorded in funds from interbank markets.
(4) Recorded in funds from institutional markets.

Off balance commitments	06/30/2020					12/31/2019				
	0 – 30 days	**31 – 365 days**	**366 – 720 days**	**Over 720 days**	**Total**	**0 – 30 days**	**31 – 365 days**	**366 – 720 days**	**Over 720 days**	**Total**
Financial Guarantees	1,632	24,398	7,567	36,391	**69,988**	1,286	19,447	9,359	36,628	**66,720**
Commitments to be released	121,986	25,778	8,248	160,992	**317,004**	125,664	22,818	7,064	149,876	**305,422**
Letters of credit to be released	17,230	-	-	-	**17,230**	15,013	-	-	-	**15,013**
Contractual commitments - Fixed and Intangible assets (Notes 13 and 14)	-	143	-	-	**143**	-	273	-	-	**273**
Total	**140,848**	**50,319**	**15,815**	**197,383**	**404,365**	**141,963**	**42,538**	**16,423**	**186,504**	**387,428**

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Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 139 c) Capital Management Governance ITAÚ UNIBANCO HOLDING is subject to the regulations of BACEN, which determines minimum capital requirements, procedures to obtain information to assess the global systemic importance of banks, fixed asset limits, loan limits and accounting practices, and requires banks to conform to the regulations based on the Basel Accord for capital adequacy. Additionally, CNSP and SUSEP issue regulations on capital requirements that affect our insurance operations and private pension and premium bonds plans. The capital statements were prepared in accordance with BACEN’s regulatory requirements and with internationally accepted minimum requirements according to the Bank for International Settlements (BIS). I Composition of capital The Referential Equity (PR) used to monitor the compliance with the operating limits imposed by BACEN, is the sum of three items, namely: ï,· Common Equity Tier I: the sum of capital, reserves and retained earnings, less deductions and prudential adjustments. ï,· Additional Tier I Capital: consists of instruments of a perpetual nature, which meet eligibility requirements. Together with Common Equity Tier I it makes up Tier I. ï,· Tier II Capital: consists of subordinated debt instruments with defined maturity dates that meet eligibility requirements. Together with the Common Equity Tier I and the Additional Tier I Capital, it makes up the Total Capital. Composition of Referential Equity Stockholders’ equity attributable to controlling interests 126,357 131,987 Non-controlling interests 11,390 11,110 Change in interest in subsidiaries in a capital transaction 63 259 Consolidated Stockholders’ Equity (BACEN) 137,810 143,356 Common Equity Tier I Prudential Adjustments (29,691) (26,028) Common Equity Tier I 108,119 117,328 Instruments Eligible to Comprise Additional Tier I 17,981 11,266 Additional Tier I Prudential Adjustments 114 102 Additional Tier I Capital 18,095 11,368 Tier I (Common Equity Tier I + Additional Tier I Capital) 126,214 128,696 Instruments Eligible to Comprise Tier II 14,360 11,833 Tier II Prudential Adjustments 76 67 Tier II 14,436 11,900 Referential Equity (Tier I + Tier II) 140,650 140,596 06/30/2020 12/31/2019

Funds from the issuance of subordinated debt securities are considered Tier II capital for purpose of capital to risk-weighted assets ratio, as shown below. According to current legislation, the balance of subordinated debt in December 2012 was used for calculating the reference equity as of June 2020, totaling R$ 49,051.

Name of security / currency	Principal amount (original currency)	Issue	Maturity	Return p.a.	Account balance	
					06/30/2020	12/31/2019
Subordinated financial bills - BRL						
	1	2012	2020	111% of CDI	-	2
	20			IPCA + 6% to 6.17%	-	49
	6	2011	2021	109.25% to 110.5% of CDI	14	14
	2,307	2012	2022	IPCA + 5.15% to 5.83%	5,170	4,994
	20			IGPM + 4.63%	33	30
	2,354			**Total**	**5,217**	**5,089**
Subordinated euronotes - USD						
	990	2010	2020	6.20%	-	4,041
	1,000	2010	2021	5.75%	5,645	4,152
	730	2011	2021	5.75% to 6.20%	4,010	2,952
	550	2012	2021	6.20%	3,012	2,218
	2,600	2012	2022	5.50% to 5.65%	14,501	10,673
	1,851	2012	2023	5.13%	10,195	7,502
	7,721			**Total**	**37,363**	**31,538**
Debt instruments eligible as capital - USD						
	740	2019	2029	4.50%	4,073	-
	740			**Total**	**4,073**	**-**
Debt instruments eligible as capital - BRL						
	50	2019	2028	CDI + 0.72%	51	-
	2,280		2029	CDI + 0.75%	2,347	-
	2,330			**Total**	**2,398**	**-**
Total					**49,051**	**36,627**

III - Risk-Weighted Assets (RWA)

For calculating minimum capital requirements, RWA must be obtained by taking the sum of the following risk exposures:

$$RWA = RWA_{CPAD} + RWA_{MINT} + RWA_{OPAD}$$

	06/30/2020	12/31/2019
Credit risk (RWA_{CPAD})(1)	922,909	784,730
Market risk (RWA_{MINT})(2)	25,237	25,002
Operating risk ($RWAP_{OPAD}$)(3)	92,476	81,568
Total risk-weighted assets	**1,040,622**	**891,300**

(1) Portion related to exposures to credit risk, calculated using the standardized approach.

(2) Portion related to capital required for market risk, composed of the maximum between the internal model and 80% of the standardized model, regulated by BACEN Circulars 3,646 and 3,674.

(3) Portion related to capital required for operational risk, calculated based on the standardized approach.

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Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 141 The tables below present the breakdown of credit, market and operational risk weighted assets, respectively. a) Credit Risk Breakdown of Credit Risk Weighted by Credit Risk (RWACPAD) 06/30/2020 12/31/2019 Credit Risk Weighted Assets (RWACPAD) 922,909 784,730 Securities 52,820 54,715 Loan Operations Retail 134,391 139,522 Loan Operations Non-Retail 326,007 274,324 Joint Liabilities Retail 166 150 Joint Liabilities Non-Retail 49,840 45,657 Loan Commitments Retail 39,849 37,700 Loan Commitments Non-Retail 10,242 11,138 Derivatives – Future potential gain 5,754 4,787 Intermediation 2,774 2,422 Other exposures 301,066 214,315 b) Market Risk 06/30/2020 12/31/2019 Market Risk Weighted Assets Standard Aproach (RWAMPAD) 31,547 28,328 Operations subject to interest rate variations 28,054 24,724 Fixed rate denominated in reais 1,418 5,273 Foreign exchange coupon 14,598 13,118 Price index coupon 12,038 6,333 Operations subject to commodity price variation 1,631 1,087 Operations subject to stock price variation 369 1,162 Operations subject to risk exposures in gold, foreign currency and foreign exchange variation 1,493 1,355 Minimum Market Risk Weighted Assets Standard Aproach (RWAMPAD) (*) (a) 25,237 22,662 Market Risk Weighted Assets calculated based on internal methodology (b) 23,988 25,002 Reduction of Market Risk Weighted Assets due to Internal Models Aproach (6,310) (3,326) Market Risk Weighted Assets (RWAMINT) maximum of (a) and (b) 25,237 25,002 At 06/30/2020, RWAMINT totaled R$ 25,237, that corresponds to the value of 80% of RWAMPAD, above the need of capital calculated through the internal methodology, which totaled R$ 23,988. At 12/31/2019, RWAMINT totaled R$ 25,002, which corresponds to the need of capital calculated through the internal methodology, higher than the value of 80% of RWAMPAD, which totaled R$ 22,662. (*) Calculated based on internal models, with maximum saving possibility of 20% of the standard model. c) Operational Risk 06/30/2020 12/31/2019 92,476 81,568 Retail 14,431 14,005 Commercial 28,718 27,536 Corporate finance 3,416 2,746 Negotiation and sales 23,490 15,430 Payments and settlement 8,696 8,802 Financial agent services 4,596 4,641 Asset management 8,806 8,101 Retail brokerage 323 307 Operational Risk-Weighted Assets (RWAOPAD)

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 142 IV Capital Adequacy The Board of Directors is the body responsible for approving the institutional capital management policy and guidelines for the capitalization level of ITAÚ UNIBANCO HOLDING. The Board is also responsible for the full approval of the ICAAP (Internal Capital Adequacy Assessment Process) report, the purpose of which is to assess the capital adequacy of ITAÚ UNIBANCO HOLDING. The result of the last ICAAP – which was dated December 2019 – indicated that ITAÚ UNIBANCO HOLDING has, in addition to capital to cover all material risks, a significant capital surplus, thus assuring the solidity of the institution’s equity position. In order to ensure that ITAÚ UNIBANCO HOLDING is sound and has the capital needed to support business growth, the institution maintains PR levels above the minimum level required to face risks, as demonstrated by the Common Equity, Tier I Capital and Basel ratios. The Basel Ratio reached 13.5% at June 30, 2020, 2.3 p.p. lower than at December 31, 2019, mainly due to the foreign exchange impact, the provision of interest on capital, dividends referring to fiscal year 2019, and increase in risk-weighted assets, partially diminished by net income in the period and issuance of level 1 and level 2 debts. Additionally, ITAÚ UNIBANCO HOLDING has a surplus over the required minimum Referential Equity of R$ 57,400 (R$ 69,292 at 12/31/2019), well above the ACP of R$ 23,414 (R$ 31,195 at 12/31/2019) and generously covered by available capital. V – Recovery Plan In response to the latest international crises, the Central Bank published Resolution No. 4,502, which requires the development of a Recovery Plan by financial institutions within Segment 1, with total exposure to GDP of more than 10%. This plan aims to reestablish adequate levels of capital and liquidity above regulatory operating limits in the face of severe systemic or idiosyncratic stress shocks. In this way, each institution could preserve its financial viability while also minimizing the impact on the National Financial System. Required Current Required Current Required Current Required Current Common Equity Tier I 46,828 108,119 4.5% 10.4% 4 0,108 117,328 4.5% 13.2% Additional Tier I Capital 18,095 11,368 Tier I (Common Equity Tier I + Additional Tier I Capital) 62,437 126,214 6.0% 12.1% 5 3,478 128,696 6.0% 14.4% Tier II 14,436 11,900 Referential Equity (Tier I + Tier II) 83,250 140,650 8.0% 13.5% 7 1,304 140,596 8.0% 15.8% Amount Required for Additional Capital Buffers (ACP) Further details on Risk and Capital Management of ITAÚ UNIBANCO HOLDING and indicators of the Global Systemic Importance Index, which are not included in the financial statements, may be viewed on www.itau.com.br/relacoes-com-investidores “Reports”/ Pillar 3 and Global Systemically Important Banks. The fixed assets ratio shows the commitment percentage of adjusted Referential Equity with adjusted permanent assets. ITAÚ UNIBANCO HOLDING falls within the maximum limit of 50% of adjusted RE, established by BACEN. At 06/30/2020 , fixed assets ratio reached 25.8% (27.9% at 12/31/2019), showing a surplus of R$ 34,053 (R$ 31,104 at 12/31/2019). 06/30/2020 12/31/2019 Amount Ratio Amount Ratio 23,414 2.25% 31,195 3.5%

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 143 V Stress testing The stress test is a process of simulating extreme economic and market conditions on ITAÚ UNIBANCO HOLDING’s results, liquidity and capital. The institution has been carrying out this test in order to assess its solvency in plausible scenarios of crisis, as well as to identify areas that are more susceptible to the impact of stress that may be the subject of risk mitigation. For the purposes of the test, the economic research area estimates macroeconomic variables for each stress scenario. The elaboration of stress scenarios considers the qualitative analysis of the Brazilian and the global conjuncture, historical and hypothetical elements, short and long term risks, among other aspects, as defined in CMN Resolution 4,557. In this process, the main potential risks to the economy are assessed based on the judgment of the bank’s team of economists, endorsed by the Chief Economist of ITAÚ UNIBANCO HOLDING and approved by the Board of Directors. Projections for the macroeconomic variables (such as GDP, the basic interest rate and inflation) and for variables in the credit market (such as raisings, lending, rates of default, margins and charges) used are based on exogenous shocks or through use of models validated by an independent area. Then, the stress scenarios adopted are used to influence the budgeted result and balance sheet. In addition to the scenario analysis methodology, sensitivity analysis and the Reverse Stress Test are also used. ITAÚ UNIBANCO HOLDING uses the simulations to manage its portfolio risks, considering Brazil (segregated into wholesale and retail) and External Units, from which the risk-weighted assets and the capital and liquidity ratios are derived. The stress test is also an integral part of the ICAAP (Internal Capital Adequacy Process), the main purpose of which is to assess whether, even in severely adverse situations, the institution would have adequate levels of capital and liquidity, without any impact on the development of its activities. This information enables potential offenders to the business to be identified and provides support for the strategic decisions of the Board of Directors, the budgeting and risk management process, as well as serving as an input for the institution’s risk appetite metrics. VII – Leverage Ratio The Leverage Ratio is defined as the ratio of Capital Tier I to Total Exposure, calculated pursuant to BACEN Circular 3,748, of February 27, 2015. The purpose of this ratio is to be a simple measure of leverage not sensitive to risk, thus it does not consider weighting or mitigation factors. According to instructions in BACEN Circular Letter 3,706, of May 5, 2015, since October 2015 ITAÚ UNIBANCO HOLDING has sent the Leverage Ratio to BACEN, in accordance with Basel recommendations, on the basis of the ratio’s behavior for the period between 2011, when it was introduced, and 2017. d) Management Risks of insurance and private pension I – Management Structure, roles and responsibilities In line with good domestic and international practices, ITAÚ UNIBANCO HOLDING has a risk management structure that ensures that the risks arising from insurance and pension plans products are properly monitored and reported to the appropriate bodies. The management process of insurance and pension plans risks is independent and focuses on the specific nature of each risk. ITAÚ UNIBANCO HOLDING has committees to define the management of funds from the technical reserves for insurance and private pensions, to issue guidelines for managing these funds with the objective of achieving long term returns, and to define valuation models, risk limits and strategies on allocation of funds to specific financial assets. The members of these committees are not only executives and those directly responsible for the business management process, but also heads and coordinators of commercial and financial areas.

II – Risks of Insurance and Private Pensions

ITAÚ UNIBANCO HOLDING offers its products to customers through a bancassurance structure or direct distribution. Life, personal accident, loan and multiple peril insurance products are mainly distributed by a bancassurance operation.

Life insurance and pension plans are, in general, medium or long-term products and the main risks involved in the business may be classified as demographic, financial and behavioral.

- Demographic risk relates to: i) a greater than expected increase in life expectancies for products with survivorship coverage (mostly pension plans); and ii) a greater than expected decrease in mortality rates for products with life coverage (mostly life insurance).
- Financial risk: is inherent in the underwriting risk of products that offer a contractual financial guarantee, this risk being considered insurance risk.
- Behavioral risk relates to a greater than expected increase in the rates of conversion into annuity income, resulting in increased payments of retirement benefits.

Estimated actuarial assumptions are based on the past experience of ITAÚ UNIBANCO HOLDING, on market benchmarks and on the experience of the actuaries.

a) Effect of changes on actuarial assumptions

To measure the effects of changes in the key actuarial assumptions, sensitivity tests were conducted in the amounts of current estimates of future liability cash flows. The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders' equity at the balance sheet date. This type of analysis is usually conducted under the *ceteris paribus* condition, in which the sensitivity of a system is measured when one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below:

Sensitivity Test	Impact in Income and Stockholders' Equity (*)			
	06/30/2020		12/31/2019	
	Private Pension	Insurance	Private Pension	Insurance
Mortality Rates				
5% increase	31	3	25	-
5% decrease	(35)	(3)	(37)	(1)
Risk-free Interest Rates				
0.1% increase	66	12	61	12
0.1% decrease	(71)	(13)	(63)	(12)
Conversion in Income Rates				
5% increase	(19)	-	20	-
5% decrease	19	-	(21)	-
Claims				
5% increase	-	(51)	-	(47)
5% decrease	-	51	-	47

(*) Amounts net of tax effects.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 | 144

b) Risk concentration

For ITAÚ UNIBANCO HOLDING, there is no product concentration in relation to insurance premiums, reducing the risk of product concentration and distribution channels.

	01/01 to 06/30/2020			01/01 to 06/30/2019		
	Insurance premiums	Retained premium	Retention (%)	Insurance premiums	Retained premium	Retention (%)
Individuals						
Group accident insurance	385	385	100.0	390	390	100.0
Individual accident	104	104	100.0	127	127	100.0
Credit life	254	254	100.0	506	506	100.0
Group life	439	439	100.0	478	478	100.0

III) Market, credit and liquidity risk

a) Market risk

Market risk is analyzed, in relation to insurance operations, using the following metrics and sensitivity and loss control measures: Value at Risk (VaR), Losses in Stress Scenarios (Stress Test), Sensitivity (DV01-Delta Variation) and Concentration. In the table, the sensitivity analysis (DV01 – Delta Variation) is presented in relation to insurance operations that demonstrate the impact on the market value of cash flows when submitted to a one basis point increase in the current interest rate or indexer rate and one percentage point in the share price and currency.

Class	06/30/2020		12/31/2019	
	Account balance	DV01	Account balance	DV01
Government securities				
National Treasury Notes (NTN-C)	5,410	(2.35)	5,495	(2.57)
National Treasury Notes (NTN-B)	7,932	(8.80)	8,675	(9.42)
Chile Government securities (BTU)	-	-	152	(0.04)
Private securities				
Indexed to IPCA	82	(0.01)	83	(0.01)
Indexed to PRE	120	(0.01)	142	(0.01)
Indexed to CLP	-	-	79	-
Indexed to CLF	-	-	6	-
Shares	**1,149**	**-**	**6**	**-**
Post-fixed assets	**2,703**	**-**	**2,297**	**-**
Under agreements to resell	**476**	**-**	**777**	**-**
Total	**17,872**		**17,712**	

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Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 146 b) Liquidity Risk Liabilities Assets Insurance operations Backing asset Liabilities amounts (1) Liabilities DU (2) Assets DU (2) Liabilities amounts (1) Liabilities DU (2) Assets DU (2) Unearned premiums LFT, repurchase agreements, NTN-B, CDB, LF and debentures 2,127 59.6 21.0 2,343 59.1 22.9 IBNR, PDR e PSL LFT, repurchase agreements, NTN-B, CDB, LF and debentures 826 53.3 30.5 876 49.9 29.0 Redemptions and Other Unsettled Amounts LFT, repurchase agreements, NTN-B, CDB, LF and debentures 14 14.3 19.1 1 3 7.9 22.9 Mathematical reserve for benefits to be granted and benefits granted LFT, repurchase agreements, NTN-B, NTN-C, debentures 17 179.6 25.9 2 04 16.9 2.6 Financial surplus LFT, repurchase agreements, NTN-B, NTN-C, CDB, LF and debentures 2 208.5 19.1 2 222.4 22.9 Other provisions LFT, repurchase agreements, NTN-B, CDB, LF and debentures 267 7.0 116.8 250 6.9 104.5 Subtotal Subtotal 3,253 3 ,688 Pension plan, VGBL and individual life operations Related expenses LFT, repurchase agreements, NTN-B, CDB, LF and debentures 91 110.6 79.2 89 126.2 82.6 Unearned premiums LFT, repurchase agreements, NTN-B, CDB and debentures 12 19.2 28.5 13 11.1 20.8 Unsettled claims LFT, repurchase agreements, NTN-B, CDB and debentures 52 19.2 28.5 47 11.1 20.8 IBNR LFT, repurchase agreements, NTN-B, CDB and debentures 22 19.2 28.5 22 11.1 20.8 Redemptions and Other Unsettled Amounts LFT, repurchase agreements, NTN-B, CDB and debentures 289 19.2 28.5 318 11.1 20.8 Mathematical reserve for benefits granted LFT, repurchase agreements, LTN, NTN-B, NTN-C, NTN-F, CDB, LF and debentures 2,973 110.6 79.4 2,781 126.2 82.8 Mathematical reserve for benefits to be granted – PGBL/ VGBL LFT, repurchase agreements, LTN, NTN-B, NTN-C, NTN-F, CDB, LF and debentures (3) 202,152 168.8 54.7 204,394 180.6 57.0 Mathematical reserve for benefits to be granted – traditional LFT, repurchase agreements, NTN-B, NTN-C, debentures 5,301 192.6 101.3 5,099 199.8 110.1 Other provisions LFT, repurchase agreements, NTN-B, NTN-C, CDB, LF and debentures 1,388 192.5 101.2 1,273 199.7 110.1 Financial surplus LFT, repurchase agreements, NTN-B, NTN-C, CDB, LF and debentures 610 192.6 101.3 610 199.8 110.1 Subtotal Subtotal 212,890 2 14,646 Total technical reserves Total backing assets 216,143 2 18,334 (1) Gross amounts of Credit Rights, Deposits in Guarantee and Reinsurance. (2) DU = Duration in months. (3) Excluding PGBL / VGBL reserves allocated in variable income. 12/31/2019 Liquidity risk is identified by ITAÚ UNIBANCO HOLDING as the risk of lack of liquid resources available to cover its current obligations at a given moment. For insurance operations, the liquidity risk is managed continuously by monitoring payment flows against liabilities, compared to the inflows generated by its operations and financial assets portfolio. Financial assets are managed in order to optimize the risk-return ratio of investments, considering, on a careful basis, the characteristics of their liabilities. The risk integrated control considers the concentration limits by issuer and credit risk, sensitivities and market risk limits and control over asset liquidity risk. Thus, investments are concentrated in government and private securities with good credit quality in active and liquid markets, keeping a considerable amount invested in short-term assets, available on demand, to cover regular needs and any liquidity contingencies. Additionally, ITAÚ UNIBANCO HOLDING constantly monitors the solvency conditions of its insurance operations. 06/30/2020

c) Credit Risk

I - Reinsurers

Reinsurance operations are controlled through an internal policy, in compliance with the provisions of the regulatory authority governing the reinsurers with which ITAÚ UNIBANCO HOLDING operates.

We present below a breakdown of the risks assigned by ITAÚ UNIBANCO HOLDING's subsidiaries to reinsurance companies:

- **Insurance Operations:** reinsurance premiums operations are basically represented by: IRB Brasil Resseguros S.A. with 89% (86% at 12/31/2019).
- **Private Pension Operations:** related to reinsurance premiums are entirely represented by Austral Resseguradora S.A. with 40%, General Reinsurance AG with 30%, and IRB Brasil Resseguros S.A. with 30% (same percentage (%) as in 12/31/2019)

II – Premiums Receivable

ITAÚ UNIBANCO HOLDING considers the credit risk arising from past-due premiums immaterial, since cases with coverage payment in default may be canceled, pursuant to Brazilian regulations.

III - Risk level of financial assets

The table below shows insurance financial assets, individually evaluated, classified by rating:

	06/30/2020				
	Financial Assets at Amortized Cost				
Internal rating	Interbank deposits and securities purchased under agreements to resell	Securities	Financial assets at fair value through profit or loss (*)	Financial Assets at Amortized Cost	Total
Low	2,277	30,936	194,911	1,147	229,271
Medium	-	-	-	-	-
High	-	-	3	-	3
Total	**2,277**	**30,936**	**194,914**	**1,147**	**229,274**
%	**1.0**	**13.5**	**85.0**	**0.5**	**100.0**

(*) Includes Derivatives in the amount of R$ 1,356.

	12/31/2019				
	Financial Assets at Amortized Cost				
Internal rating	Interbank deposits and securities purchased under agreements to resell	Securities	Financial assets at fair value through profit or loss (*)	Financial Assets at Amortized Cost	Total
Low	3,027	31,342	197,940	-	232,309
Medium	-	-	2	-	2
High	-	-	-	-	-
Total	**3,027**	**31,342**	**197,942**	**-**	**232,311**
%	**1.3**	**13.5**	**85.2**	**-**	**100.0**

(*) Includes Derivatives in the amount of R$ 960.

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Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 148 Note 33 – Supplementary information a) “Coronavirus” COVID-19 relief efforts On April 06, 2020, ITAÚ UNIBANCO HOLDING held a conference call with its stockholders and the market in general to give an update on the measures implemented by the bank in the management of its operations and to support its employees, clients and society in view of the novel COVID-19 pandemic. ITAÚ UNIBANCO HOLDING is monitoring the economic effects of this pandemic in Brazil and the other countries where it operates, which may adversely affect its results. At the beginning of the COVID-19 outbreak, the Institutional Crisis Management Committee was set up, which monitors, on a daily basis, the effects of the spread of the pandemic and its impacts on our operations, in addition to the government actions to mitigate the effects of this pandemic. The Brazilian Government, by means of the National Monetary Council and the Central Bank of Brazil, has been adopting measures to mitigate the impacts caused by COVID-19, particularly on loan transactions, funding operations, reduction of reserve requirements and capital-related issues. Accordingly, by the date of this disclosure, ITÁÚ UNIBANCO HOLDING has identified: (a) an increase in loan and financing operations, particularly to companies; (b) increases in requests for renegotiations and extensions for loan operations; (c) impacts on the allowance for doubtful accounts and impairment of financial assets; (d) impacts on the pricing of its financial instruments arising from the high volatility in the markets and (e) an increase in funding operations. It is worth noting that ITAÚ UNIBANCO HOLDING maintains its operational activities, even with the measures adopted to contain COVID-19, and continues to monitor and assess the identified impacts of this pandemic on its results, as well as its effects on critical estimates and judgments for the preparation of its Consolidated Financial Statements. The effects of COVID-19 on the Financial Statements are reflected in the notes: 5 – Financial assets at fair value through profit or loss and designated at fair value through profit or loss – Securities, 6 – Derivatives, 8 – Financial Assets at Fair Value Through Other Comprehensive Income – Securities, 10 Loan and lease operations portfólio and Note 28 – Fair value of financial instruments. b) A R$1 billion donation for the novel Coronavirus relief efforts in Brazil In April, 2020, ITAÚ UNIBANCO HOLDING created the initiative “Todos pela Saúde” (All for Health) from the donation of R$ 1 billion, aiming at combating the novel Coronavirus and its effects on Brazilian society. “Todos Pela Saúde” will operate based on four axes of action: Informing, Protecting, Caring, and Resuming.